5/19


05008969

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Northwest Company Fund

*CURRENT ADDRESS

PROCESSED

JUN 15 2005

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34737 FISCAL YEAR 1-29-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

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DAT : 6/15/05

Management's Discussion & Analysis and Consolidated Financial Statements


INVESTOR · CUSTOMER · EMPLOYEE · COMMUNITY · SUPPLIER ·
ENTERPRISING
THE
COMPANY
NORTH WEST

Our purpose is to enhance peoples' lives by offering them shopping choices that are more convenient, more affordable, more dependable or more lifestyle appropriate compared to any other retailer.


INVESTOR · CUSTOMER · EMPLOYEE · COMMUNITY · SUPPLIER ·
ENTERPRISING
THE
COMPANY
NORTH WEST

Management's Discussion & Analysis and Consolidated Financial Statements

TABLE OF CONTENTS

Management's Discussion and Analysis

Consolidated Financial Statements

As of March 17, 2005 Unless otherwise stated, the financial data in this Management's Discussion & Analysis (MD&A) has been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and is in Canadian dollars.

Forward-Looking Statements This MD&A contains forward-looking statements. These statements relate to, among other things, sales growth, expansion, capital expenditures and the Company's business strategy. Forward-looking statements are subject to uncertainties and risks. These include industry and economic conditions; changes in our relationship with our communities and suppliers; pricing pressure and other competitive factors; the availability and cost of merchandise, fuels and utilities; the results of our efforts to improve cost effectiveness; the rates of return on the Company's pension plan assets; changes in regulations; and the availability and terms of financing. Many of these risks are outlined in the Risk Management section of this MD&A. The Company's results and events may vary significantly from those included in, contemplated or implied by the forward-looking statements in this MD&A.

Additional information on the Company, including our Summary Annual Report, Annual Information Form and Management Information Circular, can be found on SEDAR at www.sedar.com or on the Company's website at www.northwest.ca.

Management's Discussion & Analysis

VISION AND CORE BUSINESSES

Strong Values, Solid Returns The North West Company (NWC) is a leading retailer and distributor of everyday consumer products and services to remote communities in northern Canada and Alaska and to rural towns and urban neighbourhoods in western Canada.

The Company's core strengths start with our unique understanding and experience in remote location retailing, our knowledge in serving Aboriginal customers and their communities and our ability to leverage these strengths to serve customers within other attractive niche markets.

Our purpose is to enhance peoples' lives by offering them shopping choices that are more convenient, more affordable, more dependable or more lifestyle appropriate compared to any other retailer. In striving to fulfill this purpose, we aim to:

- Continually enhance our strengths to maximize our core business's long-term profitability and enable related new growth opportunities;
- Actively support the communities in which we operate, contributing to their long-term development;
- Foster a spirit of enterprise and growth for our people, within a work environment characterized by respect, openness, encouragement, learning, innovation and reward for performance;
- Deliver stable top quartile total returns to our unitholders; and
- Demonstrate integrity in all facets of our business.

The Company's stores have served northern Canada and Alaska, through predecessor companies, for more than 300 years.

The Largest Remote Retailer The North West Company is the largest remote market retailer in North America with operations across northern Canada and rural Alaska. NWC's stores sell a broad range of products and services with an emphasis on food. Our value offer is to be the best local shopping choice for everyday household and northern lifestyle needs.

The Company's stores have served northern Canada and Alaska, through predecessor companies, for more than 300 years. These stores operate in markets with populations from 500 to 7,000. A typical store is 7,500 square feet in size and offers food, family apparel, housewares, appliances, outdoor products and special services like cheque cashing, catalogue ordering, money transfers and quick-service prepared food.

Since 2001, we have applied our expertise and infrastructure to new growth opportunities. These include wholesaling to independent stores and opening junior discount stores in rural communities and urban neighbourhoods in western Canada.

The North West Company operates the following retail banners and wholesale businesses in two reporting segments:

Canadian Operations

- **133 Northern stores**, a combination food and general merchandise format in remote, northern Canadian communities;
- **10 Giant Tiger junior discount stores** offering family fashion, household products and food at convenient locations;
- **5 NorthMart stores**, targeted at larger, regional markets and offering an expanded selection of fashion merchandise and fresh food;
- **6 Quickstop convenience stores**, offering prepared foods, petroleum products and a full convenience assortment;
- **The *Selections* catalogue**, more than 240,000 of which are distributed each year across northern Canada, featuring everything from fashion and snowmobiles to computers and boats;
- **Crescent Multi Foods**, a distributor of produce and fresh meats to independent grocery stores in Saskatchewan, Manitoba and northwestern Ontario;
- **3 North West Company Fur Marketing Branches**, that offer native handicrafts and authentic Canadian heritage products, as well as wild furs; and
- **The Inuit Art Marketing Service**, Canada's largest distributor of Inuit art.

U.S. Operations

- **24 AC Value Centers**, a combination food and general merchandise format in communities across rural Alaska;
- **1 Quickstop convenience store**, offering prepared foods, petroleum products and a full convenience assortment; and
- **Frontier Expeditors**, a distributor of food and general merchandise to independent grocery stores in rural Alaska.

STRATEGIES

The Company completed a new long-term plan in March 2004. Our plans are typically developed in five-year cycles and are reviewed and adjusted through an annual operating plan. The long-term plan sets operating and financial goals and key strategies.

The Company's strategy is first to ensure that our core business—retailing in northern Canada and Alaska—continues to deliver both stability and growth in earnings. Second, we aim to take advantage of related new opportunities through Giant Tiger store growth in western Canada and expansion of our wholesaling and distribution businesses in western Canada and Alaska.

Our remote store banners have produced modest, but consistent, profit growth over the past decade or so. We have increased our share in food markets and have been successful in achieving margin rate gains by improving our assortments and sharpening our retail practices through training, use of new technology and other initiatives. We have further new product and service opportunities for growth in the North. This growth potential is partially offset by a lack of new store locations and erosion in some existing general merchandise categories due to increased outshopping alternatives.

We continue to develop local management and staff and are the largest private sector employer of Aboriginal people in Canada. The number of Aboriginal people in management positions has increased steadily from 61 in 1992 to 217 in 2004. We continue to build upon existing Aboriginal community relations and work closely with local Aboriginal corporations in our store development projects.

Our remote store base provides us with the financial resources, stability and knowledge to pursue expansion into related opportunities.

Our merchandising strategy for remote stores is to continue to grow same store food sales while adjusting our general merchandise sales base to achieve greater profitability. Our productivity focus is on continuing to improve our store capability through investments in store technology, improvements in work methods and processes and upgrading the skills of our store managers. We also target operational cost streamlining through these activities.

Our remote store base provides us with the financial resources, stability and knowledge to pursue expansion into related opportunities. Our new ventures, primarily the development of the Giant Tiger format across western Canada, are not capital intensive and our strategy has been, and continues to be, to pursue growth in a measured, careful manner. We are focusing our plans on areas where we have a high degree of confidence in the potential return, both long and short-term. We place a heavy weighting on new ideas, clear principles, execution and the ability to track performance.

Giant Tiger stores are a junior discount format offering trend-right apparel and hardlines merchandise, an everyday food product mix and convenient locations. The value offering focuses on new products, everyday low prices, being in stock on basics, community involvement and friendly service.

We have a 30-year exclusive franchise agreement with *Giant Tiger Stores Limited,* based in Ottawa, Ontario, to develop stores in western Canada. Under the agreement, *Giant Tiger Stores Limited* provides product sourcing, merchandising, information systems and administration support to the Company's Giant Tiger stores in return for a royalty based on sales. We are responsible for developing and operating the stores, and for food procurement and distribution.

In 2004, three new stores were opened. We are focusing on recruiting and training store managers and field staff to support a faster roll-out beginning this year. We continue to find efficiencies to reduce the incremental freight-related cost of doing business in western Canada. We are also pursuing innovative real estate deal structures that ensure we can extract the traffic-generating value of our stores.

Our wholesaling and distribution expansion plans are centered on Crescent Multi Foods (CMF) in western Canada and Frontier Expeditors (FE) in Alaska.

Over the past few years, CMF sales have increased significantly as we have expanded our product range, centralized meat procurement and distribution for our core business in western Canada, and relocated to an expanded facility. We will continue to expand CMF's capabilities and assess its potential for a larger presence serving the western Canadian independent wholesale market.

We see potential to continue winning market share for FE in rural Alaska. FE is one of two food distributors in the state with a local warehouse facility. We see an opportunity to double its size within five years through a combination of internal growth and acquisitions.

We continue to develop local management and staff and are the largest private sector employer of Aboriginal people in Canada.

KEY PERFORMANCE DRIVERS AND CAPABILITIES TO DELIVER RESULTS

The ability to protect and enhance the profitability of our remote store banners. These stores represent about 95% of our profitability. We expect to reduce this percentage over the next few years as we expand the Giant Tiger format across western Canada and grow our wholesale and distribution businesses. Nevertheless, our Canadian and Alaskan retail operations will remain the key driver of our performance for many years to come.

We maintain a conservative distribution payout ratio of about 50% of operating cash flow to ensure we have adequate resources to reinvest in both our remote stores and emerging businesses. In our remote stores, we continue to invest in improvements to our in-store capabilities through expanded staff training programs, new technology, and the adoption of Best Practice work processes.

A key to our success is protecting and enhancing our food market share. We measure and track our food performance by sales per capita, unit volume growth, transaction size, private label penetration and net contribution by food category. We take an opportunistic approach to our general merchandise business. Using similar performance measures to food, we tailor our product mix to local market needs that we can profitably serve. Our broad assortment of general merchandise products gives our stores maximum flexibility to adjust their product mix to meet local market needs.

The ability to continue the successful roll-out of the Giant Tiger format across western Canada. In each of the past two fiscal years, we opened three new Giant Tiger stores for a current total of 10 stores. We plan to open four stores in 2005.

Key performance drivers will include our ability to meet or exceed sales and margin levels achieved by *Giant Tiger Stores Limited* in eastern Canada. Our success will depend on managing product sourcing, operating and transportation expenses while building strong, entrepreneurial store teams and a sufficient store base to absorb field staff and new store opening expenses.

Our ability to achieve best selling practices and reinforce community relations in our remote stores. We began developing store capability initiatives in 2001. By the end of 2004 we had invested in most of the store technology that we required and we have a solid understanding of the new work methods and processes we want to teach. In 2005 and beyond, management and staff development will accelerate, concentrating on upgrading manager skills and improving recruitment. Because of the harsh climate and the remoteness of our store locations, attracting and retaining top quality retail managers is a continuing priority and a key source of our competitive advantage. Related to this is our continued ability to develop local management and to foster positive community relationships especially within the Aboriginal markets we serve.

Our ability to reduce costs in our core businesses, improve competitiveness and create more time to sell merchandise. Our goal is to shift more staff time and skill to selling while reducing the overall cost of our core retail businesses. We aim to become more efficient in non-selling facets of store work. Cost savings will be targeted, particularly in labour scheduling, energy usage and product shrinkage. Over the past few years, we have also developed alliances with other merchandisers to provide sales and distribution services for certain products and services. For example, under our alliance with *Dufresne Furniture and Appliances* of Winnipeg, Dufresne manages product assortment, marketing and distribution for the furniture and appliance categories in Northern stores. This has given us access to expertise and buying power and has allowed us to reduce inventories. We plan to continue to mature these alliances and complement them with direct sourcing opportunities across North America and Asia.

Our broad assortment of general merchandise products gives our stores maximum flexibility to adjust their product mix to meet local market needs.

CONSOLIDATED RESULTS

2004 Highlights

- Sales rose 0.8% to $788.7 million, led by a food sales increase of 1.5%.
- Trading profit in Alaska increased 13.2% to US$10.8 million (excluding the gain from insurance proceeds in 2003), the ninth consecutive year of improvement.
- Return on net assets improved to 14.8% from 14.1% reflecting improved utilization of our assets.
- Return on equity improved to 16.2%, a key indicator of our ability to effectively use capital.
- Total returns to investors were 39% after a 24% total return in 2003 and 33% in 2002.
- Three Giant Tiger stores were opened, bringing the total number to 10.
- Our debt-to-equity improved to 0.51:1 down from 0.92:1 five years ago, providing North West with flexibility to invest for profitable growth and deliver higher distributions to unitholders.

The key performance indicators used by management to assess results are summarized in the following table:

Key Performance Indicators

($ in thousands)	**2004**	2003	2002
Sales	**$788,693**	$782,720	$749,759
Same store sales % increase[1]	**1.4%**	2.1%	3.4%
Trading profit[2]	**$ 76,606**	$ 72,826	$ 72,271
Net earnings	**$ 37,265**	$ 35,730	$ 34,469
Net earnings per unit—basic	**$ 2.34**	$ 2.24	$ 2.15
Net earnings per unit—diluted	**$ 2.32**	$ 2.22	$ 2.14
Cash distributions in the year	**$ 1.80**	$ 1.90	$ 1.56
Total assets	**$413,637**	$409,600	$418,191
Return on net assets	**14.8%**	14.1%	13.4%
Return on average equity	**16.2%**	16.0%	15.8%

1 2003 same store sales adjusted to an equivalent 52-week basis

2 See Non-GAAP measures section on page 17

Food sales continued to perform well, with an annual 52-week increase of 3.4%.

CONSOLIDATED SALES

Sales for the 52 weeks ending January 29, 2005 increased 0.8% to $788.7 million. When the previous year's sales are adjusted to an equivalent 52-week basis, the increase was 2.6%. Same store sales (excluding foreign exchange impact) on an equivalent 52-week basis increased 1.4%.

Food sales continued to perform well, with an annual 52-week increase of 3.4%. Quarterly same store increases were 4.7%, 3.3%, 2.0% and 4.1%. Canadian food sales increased 5.3% on an equivalent 52-week basis while Alaska's food sales increased 4.3%.

There was weakness in general merchandise sales with equivalent 52-week sales increasing only marginally over 2003. Same store sales decreased by 2.9% but strengthened quarter over quarter with decreases in the first three quarters of 7.4%, 5.9% and 1.2% and with a strong fourth quarter increase of 4.2%. General merchandise sales in the first half of the year were affected by a lack of exciting new merchandise, reduced clearance and promotional activity, and increased outshopping competition. The downward trend was reversed during the second half with the introduction of new programs, more current merchandise and better item selection in our northern Canada stores. The Company's merchandise clearance pricing was more limited as we focused on achieving controlled inventory levels and more profitable sales. In Alaska, a reduction of 16.9% in the Permanent Fund Dividend, paid out annually to state residents, reduced big-ticket general merchandise sales.

Canadian sales accounted for 79.9% of total sales (78.7% in 2003) while Alaska contributed 20.1% (21.3% in 2003). The Canadian dollar's appreciation versus the U.S. dollar in 2004 affected results as follows:

Sales .... decrease of $10.9 million
Trading profit .... decrease of $1.0 million
Net earnings .... decrease of $372,000

Sales & Trading Profit ($ in millions)



Sales
Trading Profit
800
600
400
200
0
80
60
40
20
0
63.9
70.5
72.3
72.8
76.6
659
704
750
783
789
2000
2001
2002
2003
2004

Both sales and trading profit were up in 2004.

Profitability Trading profit (EBITDA) increased 5.2% to $76.6 million. Included in 2003 results was a gain of $2.0 million from insurance proceeds. Excluding the 2003 gain, trading profit increased 8.1%.

Trading Profit & Net Earnings ($ in millions)



Trading Profit
Net Earnings
90
75
60
45
30
15
0
63.9
28.1
70.5
29.0
72.3
34.5
72.8
35.7
76.6
37.3
2000
2001
2002
2003
2004

Net earnings benefited from savings related to our Best Practice training and our new in-store systems.

Giant Tiger store growth increased sales by $28.6 million but reduced consolidated trading profit margins due to this format's discount pricing model and the costs associated with reaching a critical mass of mature stores.

Amortization expense in the year increased by $1.5 million to $23.9 million.

Interest expense decreased 8.5% to $5.8 million. The average cost of borrowing on interest bearing debt was 4.6% compared to 4.7% in 2003. The reduction in interest expense was due to a decline in borrowing resulting from lower average inventory and accounts receivable throughout most of the year. Our Alaskan subsidiary also paid down debt further reducing interest expense.

Consolidated net earnings increased 4.3% to $37.3 million or $2.32 per unit on a diluted basis. Excluding the impact of the 2003 net after tax insurance gain of $1.2 million, consolidated net earnings increased 7.9%. Net earnings were reduced by $372,000 or $0.02 per unit due to the stronger Canadian dollar.

Return on net assets employed increased to 14.8% from 14.1% in 2003 while the return on equity improved to 16.2% from 16.0% in 2003. Return on net assets improved primarily due to lower average working capital throughout the year.

Return on Net Assets & Equity (%)



RONA
ROE
20
16
12
8
4
0
11.5
15.2
12.7
14.9
13.4
15.8
14.1
16.0
14.8
16.2
2000
2001
2002
2003
2004

Our return on net assets has benefited from lower avereage receivables and inventories.

Taxes Consolidated NWF recorded a provision for income taxes in 2004 of $9.7 million, compared to $8.4 million in 2003, for an effective rate of 20.6% in 2004 and 19.0% in 2003. The increase in the effective tax rate is due to U.S. withholding tax of CDN$815,000 on dividends paid by Alaska Commercial Company (AC) to NWC. Excluding the withholding tax payment, the effective income tax rate would have been 18.9%.

Income taxes paid in cash were $7.5 million in 2004 compared to $4.5 million in 2003. Future income taxes on the balance sheet were reduced to $10.4 million from $11.1 million a year ago after adjusting for the EIC 144 Accounting for Certain Consideration Received from a Vendor (see note 17 in the notes to the consolidated financial statements). Loss carry forwards of $1.4 million were utilized in 2004.

The Canada Revenue Agency has been conducting an audit on the years 1996 to 1999. It is the opinion of management that the pending reassessments will not have a material effect on the Consolidated Financial Statements.

A more detailed explanation of the income tax provision and future tax assets is provided in note 10 to the consolidated financial statements.

Fourth Quarter Highlights Fourth quarter consolidated sales decreased 3.3% to $209.9 million compared to $217.0 million in 2003 in 13 weeks of operations versus 14 weeks in 2003. On an equivalent 13-week basis, sales increased 4.5% (up 4.1% on a same store basis). Fourth quarter earnings were $10.6 million, the same as in 2003. Diluted earnings per unit were $0.66 which is consistent with 2003. Withholding taxes on dividends paid by the Alaska Commercial Company to the Canadian company reduced earnings by CDN$815,000 or $0.05 per unit. Excluding the tax impact of the dividend, fourth quarter earnings would have been $11.4 million or an increase of 7.2% over 2003.

Cash flow from operating activities for the quarter decreased to $19.5 million from $38.4 million. The decrease is due to higher receivables and an increase in inventory. New accounts receivable programs offered in the fourth quarter were well received by our customers resulting in an increase in the year-end balance. Inventories increased in part due to the timing of food inventory shipments as more merchandise was shipped to stores over winter roads than last year. Other factors were direct buying of fresh meat in Canada, increased direct importing of general merchandise and higher warehouse inventories to supply new Giant Tiger store openings.

Canadian Operations

2004 CANADIAN OPERATIONS STRATEGY

Strategy	Results
1. Develop Superior Store Selling Capability	
• Install information systems in 117 stores	Installed in 117 stores
• Train 60 management level employees in Best Practice standards	Trained 60 managers
2. Continue Giant Tiger Store Expansion	
• Open three Giant Tiger stores	Opened in Winnipeg, Manitoba; Moose Jaw and Saskatoon, Saskatchewan

Financial Performance Results of Canadian operations are summarized below by the key performance indicators used by management.

Key Performance Indicators

($ in thousands)	**2004**	2003	2002
Sales	**$629,823**	$615,661	$565,747
Same store sales % increase[1]	**0.9%**	2.6%	3.6%
Trading profit[2]	**$ 62,629**	$ 57,663	$ 59,163
EBIT[2]	**$ 42,652**	$ 39,250	$ 40,187
Return on net assets	**14.7%**	14.0%	14.2%

1 2003 same store sales adjusted to an equivalent 52-week basis

2 See Non-GAAP measures section on page 17

Sales Canadian sales increased 2.3% (0.9% on a same store basis) to $629.8 million. On an equivalent 52-week basis, sales increased 4.2%. Canadian food sales accounted for 68.5% (67.8% in 2003) of total sales. Total Canadian food sales were strong throughout the year with quarterly increases of 8.3%, 5.0%, 3.5% and 5.6% on an equivalent 13-week basis in the fourth quarter. The balance was made up of general merchandise sales at 27.5% (27.9% in 2003), other sales, primarily fuel sales, at 2.5% (2.7% in 2003) and consumer credit revenue at 1.5% (1.6% in 2003).

Northern Canada food sales were flat compared to last year, but increased 1.9% on a same store basis and increased 2.0% on an equivalent 52-week basis compared to 2003.

Small sales increases were achieved across most food categories. Categories having the largest increases were deli, confections and food service. Categories which had decreases were grocery non-food, chilled foods and meats. Vendor supply problems in the meat category reduced sales as a number of frozen meat products were not available for part of the year. Unit sales in food were marginally down compared to last year, but cost inflation resulting from higher fuel-related transportation expenses contributed to overall higher sales dollars. Lower pricing in non-perishable food categories was implemented during the first quarter of 2005 to help accelerate unit sales growth.

Northern Canada general merchandise sales were down 4.1% compared to 2003 (-2.3% on a same store and equivalent 52-week basis). The year started poorly with general merchandise sales down 7.9% in the first quarter. Quarterly decreases were reduced in the second and third quarter to 7.5% and 1.7% and rebounded strongly in the fourth quarter with an increase of 5.9% on an equivalent 13-week period.

Deflationary pricing, weak merchandise programs, less clearance and promotional activity, increased discount store competition and less discretionary income were all factors affecting first half general merchandise performance. A focus on lower-cost product sourcing, better balanced inventory levels and fewer deep discount promotions combined to increase general merchandise profitability in the second half of the year. This increase was achieved despite substantial upward pressure on freight costs.

Canadian sales per selling square foot were $969 for food ($829 in 2003) and $267 for general merchandise ($285 in 2003) reflecting continued strong food sales growth.

Sales Blend The chart below reflects the growing importance of food sales to the overall sales of the Canadian operations.

	2004	2003	2002
Food	**68.5%**	67.8%	66.0%
General merchandise	**27.5%**	27.9%	29.6%
Other	**2.5%**	2.7%	2.8%
Service charges	**1.5%**	1.6%	1.6%

Same store food sales in the Company's core remote stores have generally performed at industry-leading levels while general merchandise sales have lagged.

Core Stores—Same Store Sales

(% change)	**2004**	2003	2002
Food	**1.9%**	5.0%	3.8%
General merchandise	**-2.3%**	-4.4%	2.6%
Total sales	**0.7%**	2.1%	3.4%

Giant Tiger store sales increased 60.5% to $75.8 million as we added three new stores in 2004. Same store sales increased by 3.5%. Food (including tobacco) accounted for 65.2% of total sales while general merchandise accounted for 34.8%.

Sales of the Diversified Business group decreased 6.4% (-5.4% on an equivalent 52-week basis) to $17.9 million. This group consists of three Fur Marketing branches, our Inuit Art Marketing Service and fresh food wholesaler Crescent Multi Foods.

Profitability Gross profit dollars for Canadian stores increased by 3.1% (4.9% on an equivalent 52-week basis). Gross profit rate increased to 32.7% compared to 32.4% in 2003. More aggressive pricing in our non-perishable food categories and higher freight costs lowered food gross profit, but was more than offset by higher general merchandise rates due to better inventory control, lower buying costs and lower markdowns. Profitability was negatively impacted by higher occupancy expenses related to increasing energy costs, Giant Tiger store opening costs and associated costs to build the field infrastructure and train managers for the continued roll-out of Giant Tiger stores.

Trading profit from Canadian operations increased by $5.0 million to $62.6 million or 9.9% of sales.

Operational Net Assets Employed Operational net assets employed at January 29, 2005, increased 2.2% to $283.0 million compared to $277.0 million at the previous year end as summarized in the following table:

Operational Net Assets Employed

($ millions at the end of the fiscal year)	**2004**	2003	2002
Property and equipment	**$147.3**	$151.3	$142.1
Inventory	**102.3**	93.3	102.0
Accounts receivable	**61.6**	51.3	56.8
Other assets	**16.1**	22.1	14.4
Liabilities	**(44.3)**	(41.0)	(43.2)
Total	**$283.0**	$277.0	$272.1

Property and equipment balances were lower reflecting reduced capital expenditures during the year. Major expenditures included the installation of a new in-store information system and the capital costs associated with opening three Giant Tiger stores. Net capital expenditures in 2005 are expected to be $23.5 million, up $6.7 million from 2004. The incremental capital will provide for two large store replacements in northern Canada, several major upgrades to existing stores, enhanced in-store merchandising programs, expanded gas outlets, upgraded communication systems and the opening of five Giant Tiger stores.

For the first nine months of 2004, inventory levels were lower than the previous year by an average of $3.5 million. In the last quarter, inventories increased due to higher food sealift and winter road shipments, increased stock to support our spring catalogue launch and in-store seasonal programs, earlier buying of import general merchandise and fresh meat product due to a change to direct procurement and higher food warehouse inventory levels to support in-stock rates within our Giant Tiger stores.

Accounts receivable throughout the first nine months also averaged lower than last year. In the third quarter, the allowance for doubtful accounts was reduced by $2.0 million resulting from the ability of the Company's new central credit management system to better monitor accounts and initiate more proactive collection. New credit programs introduced in the fourth quarter resulted in an increase in the portfolio of over $2.0 million.

Other assets decreased reflecting lower deposits in transit compared to 2003 and lower cash on hand at the store level. A concerted effort at the store level to improve the timeliness of deposit deliveries to the bank contributed the decrease. The increase in liabilities over the prior year is due to an increase in accounts payable related to the timing of inventory purchases.

Return on Net Assets The return on net assets employed for Canadian operations was 14.7%, up from 14.0% in 2003.

There is potential for more working capital productivity gains in Northern Canada stores. Giant Tiger stores will continue to deliver high inventory turns. Profit margin rates will erode due to the growing impact of Giant Tiger's discount pricing, offset by higher sales volumes.

Canadian Return on Net Assets


EBIT ($ in millions)
O RONA (%)
50
40
30
20
10
0
25
20
15
10
5
0
36.0
12.0
41.0
13.9
40.2
14.0
39.3
14.0
42.7
14.7
2000
2001
2002
2003
2004

We continue to improve asset utilization.

Trading profit from Canadian operations increased by $5.0 million to $62.6 million or 9.9% of sales.

Alaskan Operations (Stated in U.S. dollars)

2004 ALASKAN OPERATIONS STRATEGY

Strategy	Results
1. Acquire and Develop New Store Locations	No new locations developed
2. Increase Sales in the Wholesale Division	Wholesale Division sales were flat to last year on an equivalent 52-week basis
3. Improve Cost Efficiencies	Cost efficiencies generated were offset by higher occupancy costs
4. Enhance Store Capabilities	Installed information systems in 20 stores

Financial Performance Alaskan results for the year are summarized below by the key performance indicators used by management.

Key Performance Indicators

($ in thousands)	**2004**	2003	2002
Sales	**$122,813**	$120,856	$117,542
Same store sales % increase[1]	**3.7%**	-0.4%	2.6%
Trading profit[2]	**$ 10,805**	$ 10,969	$ 8,373
EBIT[2]	**$ 7,768**	$ 8,084	$ 6,012
Return on net assets	**15.5%**	16.1%[3]	11.6%

1 2003 same store sales adjusted to an equivalent 52-week basis

2 See Non-GAAP measures section on page 17

3 Return on net assets would be 13.1% if gain from insurance proceeds of $1.4 million is excluded

Sales AC's total sales increased 1.6% (3.3% using an equivalent 52-week basis for 2003) to $122.8 million. The rural Alaskan market had a stronger fishing season in 2004 which helped results in the first three quarters. Offsetting this was a 16.9% reduction in the Alaska Permanent Fund dividends. AC improved its market share in a number of markets as competitors weakened.

Food sales, which accounted for 80.1% of total revenue (79.5% in 2003), increased 2.4% (4.3% using an equivalent 52-week basis for 2003). On a same store basis, food sales increased 5.7%. AC's retail stores food sales were led by strong increases in grocery 5.4%, snack foods 3.7%, beverages 6.0%, meats 5.3% and deli 6.1%. All other food categories had increases except food service and produce. Less competitive pricing pressure in some markets and market share gains accounted for the sales increase.

General merchandise sales, which accounted for 18.9% of total sales (19.6% in 2003), decreased 1.9% (-0.8% on an equivalent 52-week basis). On a same store basis, general merchandise sales declined 3.5%. General merchandise sales continued to be weak as disposable income was severely affected by the reduction of Alaska Permanent Fund dividends. Sales declined in most general merchandise categories with home furnishings accounting for the largest decrease.

Other sales, primarily gasoline, increased 20.3%. Service charge income increased 5.5%.

Sales per selling square foot were $684 for food ($676 in 2003) and $209 for general merchandise ($211 in 2003) continuing the strong food sales performance. Food selling square footage accounted for 57% of total selling space compared to 56% in 2003. The percentage change for same store sales for the past three years are shown in the following table:

Same Store Sales

(% change)	**2004**	2003	2002
Food	**5.7%**	3.0%	3.9%
General merchandise	**-3.5%**	-10.9%	-1.4%
Total sales	**3.7%**	-0.4%	2.6%

Frontier Expeditors' (FE) sales were flat to last year as food sales declined 3.8% on an equivalent 52-week basis. The food sales decrease was totally offset by an increase in general merchandise sales as FE became the state distributor of an electronic products line. Tighter credit policies and customer closings negatively impacted food sales. Gross profit rates were greater than in 2003, but increased occupancy and operating costs reduced the trading profit contribution.

Profitability Gross profit rates improved to 34.0% from 33.5% in 2003. Food rates improved in 2004 while general merchandise rates declined. With the higher food sales and improved margin rate, total gross profit dollars increased 3.1%. Operating expenses were flat to last year, but higher when compared to 2003 on an equivalent 52-week basis, primarily due to higher occupancy costs.

AC EBIT & Trading Profit Margins (% of sales)



EBIT
Trading Profit
10
8
6
4
2
0
4.1
6.0
4.0
5.9
5.1
7.1
5.5
7.9
6.3
8.8
2000
2001
2002
2003*
2004

*Excludes gains from insurance proceeds
Alaskan operations continue to improve due to increase in market share.

With the higher food sales and improved margin rate, total gross profit dollars increased 3.1%

Trading profit decreased 1.5% to $10.8 million. Excluding the gain from insurance proceeds of $1.4 million in 2003, the increase in trading profit was 13.2%.

Operational Net Assets Employed

($ in millions at the end of the fiscal year)	**2004**	2003	2002
Property and equipment	**$31.3**	$30.8	$30.3
Inventory	**15.9**	16.1	16.7
Accounts receivable	**6.0**	6.1	5.2
Other assets	**3.2**	3.3	2.7
Liabilities	**(6.3)**	(6.4)	(6.8)
Total	**$50.1**	$49.9	$48.1

At January 29, 2005, AC's operational net assets employed were up marginally from the previous year. Property and equipment increased due to the major renovation of the Kotzebue store and the continued roll-out of store information systems. Amortization costs increased 5.3% to $3.0 million in 2004.

Inventories decreased marginally from last year as did accounts receivable. Net other assets and liabilities remained the same as 2003 at $3.1 million.

AC Return on Net Assets



EBIT ($ in millions)
RONA (%)
8
6
4
2
0
16
12
8
4
0
8.9
8.5
11.6
13.1
15.5
4.3
4.4
6.0
6.7
7.8
2000
2001
2002
2003*
2004

*Excludes gain from insurance proceeds
Improving asset utilization provides better returns.

FINANCIAL CONDITION

Consolidated Net Assets Employed

($ in millions at the end of the fiscal year)	2004	2003	2002
Property and equipment	**$186.1**	$192.4	$188.2
Inventory	**122.0**	114.8	127.4
Accounts receivable	**69.0**	59.4	64.8
Other assets	**33.3**	41.0	35.6
Liabilities	**(53.2)**	(51.2)	(59.8)
Total	**$357.2**	$356.4	$356.2

Balance Sheet and Cash Flows Property and equipment balances declined by $6.3 million in 2004. Additional information on capital expenditures is included in the next section.

Inventories increased $7.2 million or 6.3% to $122.0 million. Accounts receivable increased $9.6 million or 16.2% to $69.0 million. Proceeds of $2.0 million to be received from insurance policy deposits are included in the receivable balance as existing property and casualty insurance policies were replaced. Deposits to the insurance companies to cover a shared risk program are no longer required under the new policies. Please refer to the Canadian Operations and Alaskan Operations sections for additional information on inventories and accounts receivable.

Liabilities net of other assets increased by $9.7 million due to a decrease in cash and an increase in trade accounts payable and accrued expenses.

Cash flow from operations improved by $3.9 million to $62.8 million reflecting improved net earnings and higher amortization amounts from 2003. The compound annual growth rate (CAGR) for cash flow from operations over the past 10 years is 9.1% as shown in the following chart:

Cash Flow from Operations ($ in millions)



CAGR 9.1%
70
60
50
40
30
20
10
0
26
24
31
36
52
45
48
56
59
59
63
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

The positive trend in cash flow from operations has permitted growing distributions to unitholders.

Capital Expenditures on Property and Equipment
Total net capital expenditures (capital expenditures net of proceeds from disposals) in 2004 were $21.6 million compared to $30.2 million in 2003. Net capital spending on Canadian operations totalled $16.8 million ($27.2 million in 2003), and $4.8 million in Alaska ($3.0 million in 2003).

Capital expenditures in Canadian operations were $17.5 million in 2004 versus $28.3 million in 2003. Investments totalling $3.9 million ($6.8 million in 2003) were made to renovate existing stores, replace equipment, improve support facilities and replace one major store. Expenditures on information systems of $5.9 million ($12.7 million in 2003) were primarily directed at the development and upgrading of our in-store and corporate information systems, corporate software upgrades and corporate hardware.

A new store was opened in Sapotaweyak, Manitoba. Replacement stores were opened in Repulse Bay, Nunavut, and Wunnumin Lake, Ontario. Three new Giant Tiger stores were opened during the year in Saskatoon and Moose Jaw, Saskatchewan, as well as a third location in Winnipeg, Manitoba. Two NorthMart stores were closed in 2004, in Labrador City, Newfoundland and Labrador, and The Pas, Manitoba. The Burger King, which was part of the NorthMart store in The Pas, remains open. The Pas store will reopen as a Giant Tiger Store in the spring of 2005. Total selling square feet in Canada decreased to 1,093,121 from 1,105,748 in 2003.

Capital expenditures in Alaska were $4.8 million compared to $4.9 million in 2003. Alaskan selling square feet increased to 254,512 from 253,981 in 2003.

The following table summarizes the number of stores and selling square footage under NWC's retail formats:

	Number of Stores		Selling square footage	
	2004	2003	**2004**	2003
Northern	**133**	133	**772,301**	785,213
NorthMart	**5**	7	**125,565**	186,833
Quickstop	**7**	6	**11,272**	10,229
Giant Tiger	**10**	7	**163,937**	103,427
Other formats	**4**	4	**22,558**	22,558
AC Value Centers	**24**	24	**252,000**	251,469
Total at year end	**183**	181	**1,347,633**	1,359,729

Net capital expenditures are expected to be $27.2 million in 2005 and will be funded entirely from cash from operations.

Financing Activities The Company has credit facilities with two Canadian chartered banks totalling up to $85.0 million at favourable rates. At year end, we had drawn $29.2 million on the credit facilities. AC has an operating loan facility of US$4.0 million available and was drawing US$2.3 million at January 29, 2005.

We continue to finance all of our capital expenditures and distributions with cash from operations. We expect that cash from operations and funds available from credit facilities are more than sufficient to meet all our obligations in 2005.

In August 2002, the Company successfully completed the refinancing of its long-term bonds by issuing US$65.0 million 5.89% senior notes. Repayments of 20% of the original amount of the senior notes are required on June 15, 2007 and June 15, 2008 with the balance due June 15, 2009.

A swap was completed on September 11, 2002 to convert US$14.0 million of the US$65.0 million obligation from fixed to floating rates at three-month London Interbank Offered Rate (LIBOR) plus 1.87%.

The Company designated US$45.0 million of its new U.S. dollar senior notes as a hedge against its U.S. dollar investment in AC. On November 7, 2002, US$20.0 million fixed obligation was converted by a cross currency swap to a Canadian dollar-floating obligation at the Canadian Banker's Acceptance three-months rate plus 2.99%. On January 24, 2003, an additional US$2.0 million of the fixed obligation was converted by a cross currency swap to a Canadian dollar-floating obligation at the Canadian Banker's Acceptance three-months rate plus 3.16%. This swap reduced the hedge to US$43.0 million to recognize the earnings at AC in 2002 and the reduction of the investment due to repayments on inter-company notes.

This leaves US$29.0 million of the original senior notes fixed at an interest rate of 5.89% and the remainder of the indebtedness subject to floating rates plus negotiated spreads. The Fund paid four distributions in 2004 totalling $29.1 million compared to five distributions in 2003 totalling $30.6 million.

Contractual Obligations and Other Commitment

Contractual obligations of the Company are listed in the chart below:

($ in thousands)	Total	0-1 Year	2-3 Years	4-5 Years	5 Years +
Long-term debt	$ 87,484	$ –	$ 16,147	$71,337	$ –
Capital leases	1,425	106	247	304	768
Operating leases	99,355	11,169	20,220	16,151	51,815
Other long-term obligations	1,710	–	1,710	–	–
Total	$189,974	$11,275	$38,324	$87,792	$52,583

Director and Indemnification Agreements The Company has agreements with its current and former directors and officers to indemnify them against charges, costs, expenses, amounts paid in settlement and damages incurred from any lawsuit or any judicial, administrative or investigative proceeding in which they are sued as a result of their service. Due to the nature of these agreements, the Company cannot make a reasonable estimate of the maximum amount it could be required to pay to counterparties. The Company has also purchased director and officer liability insurance. No amount has been recorded in the financial statements regarding these indemnification agreements.

Other Indemnification Agreements The Company provides indemnification agreements to counterparties for events such as intellectual property right infringement, loss or damages to property, claims that may arise while providing services, violation of laws or regulations, or as a result of litigation that might be suffered by the counterparties. The terms and nature of these agreements vary based on the specific contract. The Company cannot make a reasonable estimate of the maximum amount it could be required to pay to counterparties. No amount has been recorded in the financial statements regarding these agreements.

Capital Structure

On a consolidated basis, North West Company Fund (NWF) had $120.9 million in debt and $236.3 million in equity at the end of the year as the debt-to-equity ratio improved to 0.51:1 versus 0.56:1 a year earlier. There was no new equity issued in 2004.

Capital Structure



Debt
Equity ($ in millions)
Debt:Equity
250
200
150
100
50
0
2.50
2.00
1.50
1.00
0.50
0.00
176
191
.92
152
220
.69
137
219
.62
128
228
.56
121
236
.51
2000
2001
2002
2003
2004

The strengthening of the Fund's capital structure is reflected in the above chart. Over the past five years, NWF's debt-to-equity ratio has improved to 0.51:1 from 0.92:1 while annual cash distributions to unitholders have increased to $1.80 per unit in 2004 from $1.44 per unit in 2000. Equity has increased by 23.7% to $236.3 million over the past five years while interest-bearing debt was reduced by 31.2% to $120.9 million from $175.8 million in 2000.

In the past two years, the Company issued loans to officers under the unit purchase loan plan, which has the effect of decreasing equity. These loans are non-interest bearing and repayable from the after tax distributions or if the officer sells the units or leaves the Company. The loans are secured by a pledge of 225,998 units of the Company with a quoted value at January 29, 2005 of $7.0 million. Loans receivable at January 29, 2005 of $4.4 million ($3.7 million at January 31, 2004) are recorded as a reduction of equity. The maximum value of the loans under the plan cannot exceed $7.5 million.

Consolidated debt at January 29, 2005 decreased 5.4% or $7.0 million to $120.9 million. The reduction is partly due to a stronger Canadian dollar. The debt outstanding at the end of the fiscal year is summarized as follows:

Debt

($ in thousands at the end of the fiscal year)	**2004**	2003	2002
Senior notes	**$ 87,484**	$ 91,432	$ 99,597
Bank debt	**32,023**	30,313	28,157
Mortgages and notes payable	**–**	4,523	7,088
Capital leases	**1,425**	1,634	1,970
Total	**$120,932**	$127,902	$136,812

Book value per unit, on a diluted basis, at the end of the year increased 3.4% or $0.48 to $14.65. Book equity was favourably affected by retained earnings of $8.9 million ($9.5 million in 2003) after distributions of $28.4 million ($25.1 million in 2003).

The coverage ratio of EBIT to interest improved to 9.1 times versus 8.0 times in 2003. Interest costs were reduced due to lower average debt levels in 2004 as a result of paying down long-term debt in Alaska.

Interest Costs and Coverage

	2004	2003	2002
Coverage ratio	**9.1**	8.0	7.4
EBIT ($ in millions)	**52.7**	50.4	49.6
Interest ($ in millions)	**5.8**	6.3	6.7

We have a leading market position in the vast majority of communities that we serve.

RISK MANAGEMENT

NWC is exposed to a number of risks in its business. These risks relate to our industry, the market environment and the successful execution of our key strategies.

Store Selling Capability Initiative This involves programs to improve training and change the work in our stores so we can be better at selling. The expected benefits are more time spent on selling rather than administration, more rewarding and balanced work at the store level and profitable sales growth. We are using Best Practice stores, new manager recruiting and training and new in-store systems technology to achieve our goal. The payback from this initiative will depend on our recruiting success and our ability to efficiently train our employees to use effective new practices within a reasonable time period.

Competition We have a leading market position in the vast majority of communities that we serve. Sustaining and growing this position depends on our ability to be more consistently in stock on a broader range of everyday products and services compared to our local competitors. To this end, we actively monitor competitive activity and take steps to protect and grow our market share in individual communities and regions. Outshopping competition from regional centres is significant and continues to grow. Competition in these markets is continuously assessed to ensure that our pricing, selection and service levels attract profitable local spending through our stores and catalogue.

Community Relations About 37% of our sales are derived from communities and regions that restrict commercial land ownership and usage by non-Aboriginal owned businesses or which have enacted policies and regulations to support Aboriginal-owned businesses. We successfully operate within these environments through initiatives that promote positive community and customer relations. These include joint venture and store lease arrangements with community-based development organizations, initiatives to recruit local residents into management positions, increased Aboriginal participation on our Board of Directors and direct investment in the North West Company Fund by Aboriginal-owned entities.

Consumer Income Our largest customer group derives most of its income directly or indirectly from government transfer payments, in the form of social assistance, child benefits and old age security. These are stable sources of income, independent of economic cycles. A major source of employment income is generated from local government and spending on infrastructure projects. This includes new housing, schools, health care facilities, roads and sewers. Local government employment levels can fluctuate within a year depending on a community's fiscal health.

The infrastructure and social support needs of the North are immense and we expect to see some spending increases. The recent federal budget provided for $1.4 billion over five years to help improve the health of Aboriginal Canadians as well as improve housing conditions and the quality of water and wastewater treatment on reserves. Additional income will be generated from the National Child Benefit Supplement for low-income families which increased by $150 annually per child in July 2004, with another $185 scheduled in each of July 2005 and July 2006. All or part of the supplement may be offset by reductions in social assistance payments by the provinces or territories.

Interest Rate and Currency Fluctuations NWC is exposed to fluctuations in interest rates and currency exchange rates under its borrowings. Through the use of certain financial instruments, US$36.0 million of NWC's senior notes were effectively converted from fixed interest rate debt to floating interest rate debt and US$43.0 million of NWC's senior notes were maintained in U.S. dollar obligations to hedge the Company's investment in AC. Fluctuations in the foreign exchange rates due to the stronger Canadian dollar reduced AC's earnings by $0.4 million when converted to Canadian funds.

Energy Costs The Company is exposed to fluctuations in the price of energy, particularly oil. To the extent that escalating fuel costs cannot be offset by energy conservation practices or offsetting productivity gains, they may result in lower margins or higher retail prices. Consumer spending, especially on discretionary items, may also be adversely affected.

We believe that revenue and earnings growth will continue at modest rates in 2005.

OUTLOOK

We believe that revenue and earnings growth will continue at modest rates in 2005. Emphasis is being placed on training and systems investments in our remote stores built around the principle of more local management responsibility for driving sales. The remote store general merchandise focus will be on profitability and opportunistic pockets of sales growth. Giant Tiger store expansion will continue with the planned opening of four stores in 2005. Alaskan operations are expected to show above average food growth, but a slight decline in general merchandise sales as we anticipate another payment decrease from the Alaska Permanent Fund.

Quarterly Financial Information The following is a summary of selected quarterly financial information. Each quarter represents a 13-week period, except the fourth quarter of 2003, which represents a 14-week period.

Operating Results—Consolidated

($ thousands)	Q1	Q2	Q3	Q4	Total
Sales					
2004	$184,364	$197,483	$196,989	$209,857	$788,693
2003	$179,396	$192,376	$193,998	$216,950	$782,720
Trading profit					
2004	$ 14,634	$ 19,293	$ 21,165	$ 21,514	$ 76,606
2003	$ 13,234	$ 17,984	$ 20,586	$ 21,022	$ 72,826
Net earnings					
2004	$ 6,388	$ 9,320	$ 10,993	$ 10,564	$ 37,265
2003	$ 5,543	$ 8,925	$ 10,648	$ 10,614	$ 35,730
Earnings per unit—basic					
2004	$ 0.40	$ 0.59	$ 0.69	$ 0.66	$ 2.34
2003	$ 0.35	$ 0.56	$ 0.67	$ 0.66	$ 2.24
Earnings per unit—diluted					
2004	$ 0.40	$ 0.58	$ 0.68	$ 0.66	$ 2.32
2003	$ 0.35	$ 0.55	$ 0.66	$ 0.66	$ 2.22

Historically, the Company's first quarter sales are the lowest and fourth quarter sales are the highest, reflecting the Christmas selling period. Weather conditions are often extreme and can affect sales in any quarter. Net earnings are historically lower in the first quarter due to lower sales. Net earnings generally follow higher sales but can be dependent on markdown activity in key sales periods to meet competitive pressures to reduce excess inventories.

ACCOUNTING STANDARDS IMPLEMENTED IN 2004

In 2004 the Company implemented the following new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA):

Hedging Relationships The Company adopted Accounting Guideline 13 "Hedging Relationships" (AcG 13), effective February 1, 2004. In accordance with the new guideline, the Company's hedging relationships are documented and subject to effectiveness tests on a quarterly basis for reasonable assurance that they are and will continue to be effective. Any derivative that does not qualify for hedge accounting is reported in earnings on a mark to market basis. The adoption of AcG 13 had no impact on the Company's financial statements.

Asset Retirement Obligations In the first quarter of 2004, the Company retroactively implemented CICA Section 3110 "Asset Retirement Obligations" (CICA 3110). Section 3110 establishes the standards for the recognition, measurement and disclosure of legal obligations associated with the costs to retire long-lived assets. A liability associated with the retirement of long-lived assets is recorded in the period in which the legal obligation is incurred at its estimated fair value and a corresponding asset is capitalized as part of the related asset and that asset is depreciated over its useful life. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted to reflect the passage of time and changes in the estimated future costs underlying the obligation.

Accordingly, the Company has recognized a discounted liability associated with the operation of petroleum dispensing units and specific provisions in certain lease agreements regarding the exiting of leased properties at the end of the respective lease terms. This standard was implemented retroactively with restatement of the prior year's consolidated financial statements. The cumulative effect of implementation was a decrease to opening retained earnings for 2003 of $287,000 (net of future income taxes recoverable of $165,000), an increase in property and equipment of $586,000, an increase in other liabilities of $1,033,000 and an increase in the cumulative translation adjustment of $5,000. The impact on net earnings for each of 2003 and 2004 was not material.

Accounting for Certain Consideration Received from Vendors In the third quarter of 2004, the Company retroactively implemented Emerging Issues Committee Abstract 144 "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor" (EIC 144). EIC 144 requires a customer to record cash consideration received from a vendor as a reduction in the price of the vendor's products, and reflect it as a reduction of cost of goods sold and related inventory, when recognized in the income statement and balance sheet.

The Company receives allowances from certain of its merchandise vendors which it records as a reduction of cost of goods sold. EIC 144 has changed the timing of recognition of some vendor allowances. This standard was implemented retroactively with restatement of the prior year's consolidated financial statements. Accordingly, the Company recorded a decrease to opening retained earnings for 2003 of $857,000 (net of current future income taxes recoverable of $487,000), a decrease to inventory of $1,324,000 and an increase of $20,000 to the cumulative translation adjustment. The impact on earnings for each of 2003 and 2004 was not material.

Variable Interest Entities During the fourth quarter, the Company adopted in advance Accounting Guideline 15 "Consolidation of Variable Interest Entities" (AcG 15). This guideline requires the consolidation of variable interest entities (VIE) for annual or interim periods beginning on or after November 1, 2004. A VIE is any legal structure used to conduct activities or hold assets which are not controlled by voting interests, but rather by contractual or other interests that change with that entity's underlying net asset value. The Company has assessed the impact of the accounting guideline and determined that the Company is not the primary beneficiary of any variable interest entities and accordingly, the implementation of AcG 15 has not had any impact on the consolidated financial statements.

NON-GAAP MEASURES

1 Trading Profit (EBITDA) is not a recognized measure under Canadian GAAP. Management believes that in addition to net earnings (loss), trading profit is a useful supplemental measure as it provides investors with an indication of the Company's ability to generate cash flows to fund its cash requirements, including distributions and capital investment. Investors should be cautioned, however, that trading profit should not be construed as an alternative to net earnings (loss) determined in accordance with GAAP as an indicator of NWF's performance. NWF's method of calculating trading profit may differ from other companies and may not be comparable to measures used by other companies. A reconciliation of consolidated net earnings to trading profit or EBITDA is provided below:

Reconciliation of Net Earnings to Trading Profit

($ in thousands)	**2004**	2003
Net earnings	**$37,265**	$35,730
Add: Amortization	**23,905**	22,401
Interest expense	**5,761**	6,299
Income taxes	**9,675**	8,396
Trading profit	**$76,606**	$72,826

For trading profit information by business segment, see note 12 Segmented Information in the notes to the consolidated financial statements on page 25

2 Earnings Before Interest and Income Taxes (EBIT) is not a recognized measure under Canadian GAAP. Management believes that EBIT is a useful measure as it provides investors with an indication of the performance of the consolidated operation and/or business segments, prior to interest expense and income taxes. Investors should be cautioned, however, that EBIT should not be construed as an alternative to net earnings (loss), determined in accordance with GAAP, as an indicator of NWF's performance. NWF's method of calculating EBIT may differ and may not be comparable to measures used by other companies. A reconciliation of consolidated net earnings to EBIT is provided below:

Reconciliation of Net Earnings to EBIT

($ in thousands)	**2004**	2003
Net earnings	**$37,265**	$35,730
Add: Interest expense	**5,761**	6,299
Income taxes	**9,675**	8,396
Earnings before interest and income taxes (EBIT)	**$52,701**	$50,425

For EBIT information by business segment, *see note 12 Segmented Information in the notes to the consolidated financial statements on page 25*

Management's Responsibility for Financial Statements

The management of North West Company Fund and The North West Company Inc. are responsible for the preparation, presentation and integrity of the accompanying financial statements and all other information in this annual report. The consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada and include certain amounts that are based on the best estimates and judgment by management.

In order to meet its responsibility and ensure integrity of financial reporting, management has established a code of business ethics, and maintains appropriate internal controls and accounting systems. An internal audit function is maintained that is designed to provide reasonable assurance that assets are safeguarded, transactions are authorized and recorded and that the financial records are reliable.

Ultimate responsibility for financial reporting to unitholders rests with the Trustees of the Fund and the Board of Directors of the Company. The Audit Committee of the Board, consisting of outside Directors, meets periodically with management, Trustees and with the internal and external auditors to review the audit results, internal controls and accounting policies. Internal and external auditors have unlimited access to the Audit Committee. The Audit Committee meets separately with management and the external auditors to review the financial statements and other contents of the annual report and recommend approval by both the Trustees and the Board of Directors. The Audit Committee also recommends the independent auditor for appointment by the unitholders.

PricewaterhouseCoopers LLP, an independent firm of auditors appointed by the unitholders, have completed their audit and submitted their report as follows.

Edward S. Kennedy
PRESIDENT & CEO, THE NORTH WEST COMPANY INC.

Léo P. Charrière
EXECUTIVE VICE-PRESIDENT, CFO & SECRETARY, NORTH WEST COMPANY FUND

MARCH 16, 2005

Auditor's Report

PRICEWATERHOUSECOOPERS

To the Unitholders of North West Company Fund:
We have audited the consolidated balance sheets of North West Company Fund as at January 29, 2005 and as at January 31, 2004 and the consolidated statements of earnings and retained earnings and cash flows for the fiscal years then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Fund as at January 29, 2005 and January 31, 2004 and the results of its operations and its cash flows for the fiscal years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

CHARTERED ACCOUNTANTS
WINNIPEG, CANADA

MARCH 16, 2005

Consolidated Balance Sheets

($ in thousands)	January 29, 2005	January 31, 2004 (Restated Note 17)
ASSETS		
Current assets		
Cash	**$ 11,438**	$ 16,627
Accounts receivable	**69,040**	59,414
Inventories	**122,034**	114,790
Prepaid expenses	**2,663**	3,083
Future income taxes (Note 10)	**2,467**	2,916
	207,642	196,830
Property and equipment (Note 3)	**186,104**	192,395
Other assets (Note 4)	**11,959**	12,153
Future income taxes (Note 10)	**7,932**	8,222
	$413,637	$409,600
LIABILITIES		
Current liabilities		
Bank advances and short-term notes (Note 5)	**$ 32,023**	$ 30,313
Accounts payable and accrued liabilities	**51,776**	50,306
Income taxes payable	**3,539**	1,881
Current portion of long-term debt (Note 6)	**106**	640
	87,444	83,140
Long-term debt (Note 6)	**88,803**	96,949
Asset retirement obligations	**1,105**	1,033
	177,352	181,122
EQUITY		
Capital (Note 7)	**165,205**	165,205
Unit purchase loan plan (Note 8)	**(4,429)**	(3,650)
Retained earnings	**70,560**	61,679
Cumulative currency translation adjustments (Note 9)	**4,949**	5,244
	236,285	228,478
	$413,637	$409,600

See accompanying notes to consolidated financial statements

Approved by the Trustees and Board

Ian Sutherland
TRUSTEE & DIRECTOR

Edward S. Kennedy
DIRECTOR

Consolidated Statements of Earnings & Retained Earnings

($ in thousands)	52 Weeks Ended January 29, 2005	53 Weeks Ended January 31, 2004 (Restated Note 17)
SALES	**$ 788,693**	$ 782,720
Cost of sales, selling and administrative expenses	**(712,087)**	(709,894)
Net earnings before amortization, interest and income taxes	**76,606**	72,826
Amortization	**(23,905)**	(22,401)
	52,701	50,425
Interest, including interest on long-term debt of $4,821 (2003 $5,495)	**(5,761)**	(6,299)
	46,940	44,126
Provision for income taxes (Note 10)	**(9,675)**	(8,396)
NET EARNINGS FOR THE YEAR	**37,265**	35,730
Retained earnings, beginning of year as previously reported	**61,679**	52,165
Accounting changes (Note 17)	**–**	(1,144)
Retained earnings as restated	**98,944**	86,751
Distributions	**(28,384)**	(25,072)
RETAINED EARNINGS, END OF YEAR	**$ 70,560**	$ 61,679
NET EARNINGS PER UNIT (Note 11)		
Basic	**$ 2.34**	$ 2.24
Diluted	**$ 2.32**	$ 2.22

See accompanying notes to consolidated financial statements

Consolidated Statements of Cash Flows

($ in thousands)	**52 Weeks Ended January 29, 2005**	53 Weeks Ended January 31, 2004
CASH PROVIDED BY (USED IN)		
Operating Activities		
Net earnings for the year	**$ 37,265**	$ 35,730
Non-cash items		
Amortization	**23,905**	22,401
Future income taxes	**636**	2,789
Pension (credit) expense	**(352)**	(637)
Amortization of deferred financing costs	**186**	186
Loss (Gain) on disposal of property and equipment	**1,158**	(1,583)
Cash flow from operations	**62,798**	58,886
Change in other non-cash items	**(13,873)**	7,894
Operating activities	**48,925**	66,780
Investing Activities		
Purchase of property and equipment	**(22,323)**	(33,273)
Proceeds from disposal of property and equipment	**694**	3,070
Investing activities	**(21,629)**	(30,203)
Financing Activities		
Change in bank advances and short-term notes	**1,885**	2,475
Net purchase of units for unit purchase loan plan	**(779)**	(285)
Repayment of long-term debt	**(4,486)**	(1,952)
Distributions	**(29,105)**	(30,639)
Financing activities	**(32,485)**	(30,401)
NET CHANGE IN CASH	**(5,189)**	6,176
Cash, beginning of year	**16,627**	10,451
CASH, END OF YEAR	**$ 11,438**	$ 16,627
Supplemental disclosure of cash paid for:		
Interest expense	**$ 6,076**	$ 6,410
Income taxes	**7,453**	4,513

See accompanying notes to consolidated financial statements

Notes to Consolidated Financial Statements

January 29, 2005

1. ORGANIZATION

The North West Company Fund (NWF or the Fund) is an unincorporated open-ended mutual fund trust, governed by the laws of the Province of Manitoba and the laws of Canada and created pursuant to a Declaration of Trust. The beneficiaries of the Fund (the "unitholders") are holders of trust units issued by the Fund (the "Trust Units"). The Fund is a limited purpose trust whose purpose is to invest in securities of its wholly owned subsidiary The North West Company Inc. (NWC), administer the assets and liabilities of NWF and make distributions to the unitholders all in accordance with the Declaration of Trust.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation The consolidated financial statements of the Fund are prepared in accordance with Canadian generally accepted accounting principles. All amounts are expressed in Canadian dollars unless otherwise noted. These consolidated financial statements include the accounts of NWF, NWC and its wholly owned subsidiaries (the "Company"), Alaska Commercial Company (AC) and the group of Tora companies, operating as Giant Tiger stores. All significant inter-company amounts and transactions have been eliminated on consolidation.

Fiscal Year The fiscal year ends on the last Saturday in January. Accordingly, the 2004 fiscal year ended January 29, 2005 (52 weeks) and the 2003 fiscal year ended January 31, 2004 (53 weeks). Approximately every five years an additional week of sales and expenses are included in the financial results to bring results back in line with the 52-week year.

Revenue Recognition Revenue on the sale of goods and services is recorded at the time the sale is made to the customer. Service charges on credit card receivables are accrued each month on balances outstanding at each account's billing date.

Accounts Receivable Accounts receivable classified as current assets include customer installment accounts of which a portion will not become due within one year.

Inventories Inventories are valued at the lower of cost and net realizable value less normal profit margins. The cost of warehouse inventories is determined by the average cost method. The cost of retail inventories is determined primarily using the retail method of accounting for general merchandise inventories and the cost method of accounting for food inventories.

Property and Equipment Property and equipment are recorded at cost. Amortization is provided using the straight-line method over their estimated useful lives, as follows:

Buildings	2%–5%
Leasehold improvements	5%–20%
Fixtures and equipment	8%
Computer equipment and software	12%–33%

Impairment of Long Lived Assets Impairment of long-lived assets is recognized when an event or change in circumstances causes the asset's carrying value to exceed the total undiscounted cash flows expected from its use and eventual disposition. The impairment loss is calculated by deducting the fair value of the asset from its carrying value.

Other Assets The investments in transportation companies are accounted for on the equity basis. Deferred financing costs are being amortized over the life of the instrument. Prepayments under lease agreements are being amortized over their respective lease terms.

Unit Purchase Loan Plan Loans issued to officers to purchase units of the Fund under the unit purchase loan plan are treated as a reduction of equity.

Foreign Currency Translation The accounts of Alaskan operations have been translated into Canadian dollars using the current rate method whereby assets and liabilities are translated at the year-end exchange rate and revenues and expenses at the average rate for the period. Foreign exchange gains or losses arising from the translation of the net investment in self-sustaining Alaskan operations and the portion of the U.S. denominated debt designated as a hedge against this investment are deferred and included in a separate component of equity as a cumulative currency translation adjustment. These cumulative currency translation adjustments are recognized in income when there has been a reduction in the net investment in the self-sustaining foreign operation.

Income Taxes The Fund is an inter vivos trust for income tax purposes. All income of the Fund is distributed to unitholders and, as such, no income tax is payable by the Fund.

The Company accounts for income taxes using the liability method of tax allocation. Under the liability method, future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future income tax assets or liabilities are expected to be realized or settled. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized. The provision for income taxes is recorded in the Company at applicable statutory rates.

Employee Future Benefits The Company maintains both defined benefit and defined contribution pension plans for substantially all of its employees. The actuarial determination of the accrued benefit obligations for pension benefits uses the projected benefit method prorated on services which incorporates management's best estimate of expected plan investment performance, salary escalation, and retirement ages of employees. For the purpose of calculating the expected returns on plan assets, those assets are valued at market related value based on a five year moving average. Past service costs and the net transitional asset are amortized on a straight line basis over the average remaining service period of the employees expected to receive the benefits under the plan. The excess of the net actuarial gain or loss over 10% of the greater of the accrued benefit obligation and the market related value of the plan assets is amortized over the average remaining service period of active employees. The average remaining service period of active employees covered by the pension plan is 15 years (2003–15 years). Contributions to the defined contribution pension plan are expensed as incurred.

Unit Appreciation Rights (UARs) Plans Compensation expense under the Company's UARs plans is charged to operations as it accrues using the fair value method. No units of the Fund are issued under these plans.

Financial Instruments The Company uses various financial instruments to reduce its exposure to fluctuations in interest and U.S. currency exchange rates. The Company does not hold or issue any derivative financial instruments for speculative trading purposes. The interest differential to be paid or received under interest rate swap agreements is recognized over the life of the contracts as an adjustment to interest expense. The Company translates its U.S. denominated debt that is hedged by cross currency swaps at the rate implicit in the swap agreement.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Future events could alter such estimates in the near term.

3. PROPERTY AND EQUIPMENT ($ in thousands)

Year Ended	**January 2005**		January 2004	
	Cost	**Accumulated Amortization**	Cost	Accumulated Amortization
Land	**$ 6,498**	**$ –**	$ 6,310	$ –
Buildings & leasehold improvements	**201,775**	**93,385**	198,105	84,961
Fixtures & equipment	**121,051**	**73,223**	118,656	67,430
Computer equipment & software	**62,967**	**39,579**	72,099	50,384
	$392,291	**$206,187**	$395,170	$202,775
Net book value		**$186,104**		$192,395

4. OTHER ASSETS ($ in thousands)

Year Ended	**January 2005**	January 2004
Investments in transportation companies	**$ 5,036**	$ 4,315
Deferred financing costs	**853**	1,039
Prepayments under lease agreements	**1,052**	1,151
Long-term receivable	**3,839**	3,993
Other*	**1,179**	1,655
	$11,959	$12,153

*Other includes redeemable deposits with suppliers and a mortgage receivable

5. BANK ADVANCES AND SHORT-TERM NOTES

The Canadian operation has available operating loan facilities of $85 million at interest rates ranging from prime to prime plus .75%. These facilities are secured by a floating charge against the assets of the Company on a parri-passu basis with the senior note holders. As at January 29, 2005, the Company had drawn on the facilities $29,191,000 (2003–$28,834,000).

The Alaskan operation has available an operating loan facility of US$4 million at an interest rate of prime plus 1.0% secured by a floating charge against the assets of the Company. As at January 29, 2005, the Alaskan operations had drawn on the facility US$2,281,000 (2003–US$1,409,000).

6. LONG-TERM DEBT ($ in thousands)

Year Ended	**January 2005**	January 2004
Senior notes[1]	**$ 80,679**	$ 86,704
Effect of foreign currency swaps[1]	**6,805**	4,728
Real estate loans[2]	**–**	4,523
Obligation under capital lease[3]	**1,425**	1,634
	88,909	97,589
Less: Current portion of long-term debt	**106**	640
	$ 88,803	$ 96,949

1 The US$65 million senior notes mature on June 15, 2009 and bear an interest rate of 5.89% payable semi-annually. Repayment of 20% of the principal is required on June 15, 2007 and June 15, 2008. The notes are secured by a floating charge against the assets of the Company. The Company has entered into various cross currency interest rate and interest rate swaps resulting in floating interest costs on US$36 million of its senior notes. After giving effect to the interest rate swaps and cross currency interest rate swaps the effective interest rate for 2004 was 5.3%.

2 The Alaska Industrial and Economic Development Export Authority (AIDEA) and two Alaskan-based banks provided real estate loans to assist in the financing of new stores. The loans were fully repaid in 2004.

3 The obligation under a capital lease of US$1.1 million (2003–US$1.2 million) is repayable in blended principal and interest payments of US$200,000 annually. The obligation will be fully repaid on October 31, 2013.

The Company's principal payments of long-term debt over the next five years are as follows:

Years Ending January	($ in thousands)
2006	$ 106
2007	117
2008	16,277
2009	16,291
2010 and thereafter	48,602

7. CAPITAL

Authorized The Fund has an unlimited number of units.

(units and $ in thousands) Year Ended	**January 2005**		January 2004	
Issued and outstanding	**16,126**	**$165,205**	16,126	$165,205

8. UNIT PURCHASE LOAN PLAN

During the year the Company issued loans to officers to purchase units under the unit purchase loan plan. These loans are non-interest bearing and are repayable from the Company's after tax distributions or if the officer sells the units or leaves the Company. The loans are secured by a pledge of 225,998 units of NWF with a quoted value of $7,006,000 as at January 28, 2005. Loans receivable at January 29, 2005 of $4,429,000 (2003–$3,650,000) are recorded as a reduction of equity. The loans have a term of five years. The maximum amount of the loans under the plan will not exceed $7,500,000.

9. CUMULATIVE CURRENCY TRANSLATION ADJUSTMENTS ($ in thousands)

Year Ended	**January 2005**	January 2004
Balance, beginning of year	**$5,244**	$ 5,379
Movement in exchange rate	**(295)**	(135)
Balance, end of year	**$4,949**	$ 5,244

The cumulative currency translation adjustments account represents the net changes due to exchange rate fluctuations in the equivalent Canadian dollar book values of the net investment in self-sustaining Alaskan operations since the date of acquisition. A portion of the U.S. denominated senior notes in the amount of US$43 million has been designated as a hedge against the Alaskan operations.

10. INCOME TAXES *($ in thousands)*

Significant components of the Company's future tax assets are as follows:

Year Ended	**January 2005**	January 2004
Future tax assets		
Non-capital loss carryforwards	**$ 472**	$ 82
Tax values of capital assets in excess of accounting values	**7,545**	8,215
Provisions and other temporary differences	**2,382**	2,841
Net future tax asset	**$10,399**	$11,138
Comprised of		
Current	**$ 2,467**	$ 2,916
Long-term	**7,932**	8,222
	$10,399	$11,138

Income tax expense differs from the amounts, which would be obtained by applying the combined statutory income tax rate to earnings due to the following:

Year Ended	**January 2005**	January 2004
Net earnings before income taxes	**$46,940**	$44,126
Combined statutory income tax rate	**36.67%**	38.20%
Income taxes based on combined statutory income tax rate	**17,212**	16,856
Increase (decrease) in income taxes resulting from:		
Large corporation tax	**620**	674
Amounts not subject to income tax	**(160)**	93
Income tax deductions on interest paid to the Fund	**(9,425)**	(10,008)
Withholding tax	**815**	–
Recognition of Canadian income tax rate changes on future income taxes	**(39)**	(38)
Other	**652**	819
Provision for income taxes	**$ 9,675**	$ 8,396
Effective income tax rate	**20.61%**	19.03%

Significant components of the provision for income taxes are as follows:

Year Ended	**January 2005**	January 2004
Current income tax expense	**$ 9,039**	$ 5,607
Future income tax expense (benefit) relating to:		
Temporary differences and loss carryforwards	**675**	2,827
Recognition of Canadian income tax rate changes on future income taxes	**(39)**	(38)
Provision for income taxes	**$ 9,675**	$ 8,396

11. NET EARNINGS PER UNIT

Basic net earnings per unit are calculated based on the weighted-average units outstanding of 15,918,000 (2003–15,940,000). The diluted net earnings per unit takes into account the additional income that would have been earned by the Company had interest costs not been incurred on the unit purchase loan plan and had the respective units been outstanding during the year.

($ and units in thousands except diluted earnings per unit) Year Ended	**January 2005**	January 2004
Diluted earnings per unit calculation:		
Net earnings for the year (numerator for basic earnings per unit)	**$37,265**	$35,730
After tax interest cost of unit purchase loan plan	**163**	128
Numerator for diluted earnings per unit	**$37,428**	$35,858
Weighted average units outstanding	**15,918**	15,940
Effect of diluted unit purchase loan plan	**208**	186
Denominator for diluted earnings per unit	**16,126**	16,126
Diluted earnings per unit	**$ 2.32**	$ 2.22

12. SEGMENTED INFORMATION *($ in thousands)*

The Company operates predominantly within the retail industry in northern Canada and Alaska. The following information is presented for the two business segments:

Year Ended	**January 2005**	January 2004
Sales		
Canada	**$629,822**	$615,661
Alaska	**158,871**	167,059
Total	**$788,693**	$782,720
Net earnings before amortization, interest and income taxes		
Canada	**$ 62,629**	$ 57,663
Alaska	**13,977**	15,163
Total	**$ 76,606**	$ 72,826
Net earnings before interest and income taxes		
Canada	**$ 42,652**	$ 39,250
Alaska	**10,049**	11,175
Total	**$ 52,701**	$ 50,425
Identifiable assets		
Canada	**$293,254**	$289,825
Alaska	**63,963**	66,555
Total	**$ 357,217**	$356,380

13. EMPLOYEE FUTURE BENEFITS ($ in thousands)

The Company sponsors defined benefit pension plans covering substantially all Canadian employees. The defined benefit pension plans are based on years of service and final average salary. The Company uses actuarial reports prepared by independent actuaries for funding and accounting purposes as at January 29, 2005 and January 31, 2004. The accrued pension benefits and the market value of the plans' net assets were last determined by actuarial valuation as at January 1, 2002. The next actuarial valuation is required for January 1, 2005. The Company also sponsors an employee savings plan covering all U.S. employees with at least six months of service. Under the terms of the plan, the Company is obligated to make a 50% matching contribution up to 3% of eligible compensation.

Total cash payments by the Company for future employee benefits, consisting of cash contributed to its pension plans and U.S. employees' savings plans, was $2,395,000 (2003–$2,368,000).

The following significant actuarial assumptions were employed to measure the accrued benefit obligations and benefit plan expense:

Year Ended	**January 2005**	January 2004
Accrued benefit obligations		
Discount rate	**6.0%**	6.5%
Rate of compensation increase	**4.0%**	4.0%
Benefit plan expense		
Discount rate	**6.5%**	7.0%
Expected long-term rate of return on plan assets	**7.0%**	7.0%
Rate of compensation increase	**4.0%**	4.0%

The Company's pension benefit expense is determined as follows:

Year Ended		**January 2005**			January 2004	
	Incurred in year	**Matching Adjustments[1]**	**Recognized in year**	Incurred in year	Matching Adjustments[1]	Recognized in year
Current service costs, net of employee contributions	**$ 2,244**	**$ –**	**$ 2,244**	$ 1,996	$ –	$ 1,996
Interest on accrued benefits	**2,745**	**–**	**2,745**	2,666	–	2,666
Return on plan assets	**(2,979)**	**109**	**(2,870)**	(2,304)	(484)	(2,788)
Actuarial (gain) loss	**3,312**	**(3,240)**	**72**	2,200	(2,200)	–
Past service costs	**–**	**(11)**	**(11)**	–	(11)	(11)
Amortization of net transition asset	**–**	**(308)**	**(308)**	–	(308)	(308)
Net benefit plan expense	**$ 5,322**	**$ (3,450)**	**$ 1,872**	$ 4,558	$ (3,003)	$ 1,555

1 Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits

The expense incurred under the employee savings plan covering U.S. employees is US$131,000 (2003–US$127,000).

Information on the Company's defined benefit plans, in aggregate, is as follows:

Year Ended	January 2005	January 2004
Plan assets		
Fair value—beginning of year	**$ 37,026**	$ 34,852
Actual return (loss) on plan assets	**2,870**	2,514
Employer contributions	**2,212**	2,192
Employee contributions	**46**	52
Benefits paid	**(2,955)**	(2,584)
Fair value—end of year	**$ 39,199**	$ 37,026
Plan obligations		
Accrued benefit obligation—beginning of year	**$ 43,704**	$ 39,373
Current service cost	**2,277**	2,049
Accrued interest on benefits	**2,745**	2,666
Benefits paid	**(2,955)**	(2,584)
Actuarial loss	**3,312**	2,200
Accrued benefit obligation—end of year	**$ 49,083**	$ 43,704
Funded status		
Fair value plan assets	**$ 39,199**	$ 37,026
Accrued benefit obligation	**49,083**	43,704
Plan deficit	**(9,884)**	(6,678)
Unamortized experience gains/losses	**12,941**	9,701
Unamortized net transitional asset	**(2,690)**	(2,998)
Unamortized past service costs	**(73)**	(84)
Accrued benefit asset (liability)	**$ 294**	$ (59)

The accrued benefit asset (liability) is included in accounts payable and accrued liabilities in the Company's consolidated balance sheet.

The accrued benefit obligation of all of the Company's defined benefit pension plans exceeds the fair value of plan assets as noted above.

Year Ended	January 2005	January 2004
Plan assets consist of:		
Equity securities	**51%**	48%
Debt securities	**38%**	42%
Other	**11%**	10%
Total	**100%**	100%

The pension plans have no investment in the units of the Company.

14. COMMITMENTS, CONTINGENCIES AND GUARANTEES

Commitments

a) In 2002, the Company signed a 30-year Master Franchise Agreement with *Giant Tiger Stores Limited*, based in Ottawa, Ontario which grants the Company the exclusive right to open Giant Tiger stores in western Canada. Under the agreement, *Giant Tiger Stores Limited* provides product sourcing, merchandising, systems and administration support to the Company's Giant Tiger stores in return for a royalty based on sales. The Company is responsible for opening, owning, operating and providing distribution services to the stores. The Company's exclusivity right requires that a minimum number of Giant Tiger stores be opened each year, based on an expected roll-out of 72 stores over the term of the agreement. As at January 29, 2005 the Company has opened 10 Giant Tiger stores.

b) In 1992, the Company entered into an agreement to lease the land on which the Winnipeg Logistics Service Centre is located from the City of Winnipeg for $1 per year for 15 years subject to attaining agreed-upon job creation targets. Management anticipates that the agreed targets will be met; accordingly, no additional lease payments have been accrued. The Company is obligated to buy the land for the greater of $1,710,000 or fair market value at August 31, 2007.

c) The Company has future commitments under operating leases as follows:

Years Ending January	Minimum Lease Payments ($ in thousands)
2006	$11,169
2007	10,390
2008	9,830
2009	8,850
2010	7,301
Thereafter	51,815

Contingencies Canada Revenue Agency is currently conducting an audit for the taxation years 1996–1999. It is the opinion of management that the pending reassessments will be resolved without material effect on the financial statements.

Guarantees The Company has provided the following significant guarantees to third parties:

a) The Company has entered into indemnification agreements with its current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit or any judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service. These indemnification claims will be subject to any statutory or other legal limitation period. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. The Company has purchased director and officer liability insurance. No amount has been recorded in the financial statements with respect to these indemnification agreements.

b) In the normal course of operations, the Company provides indemnification agreements to counterparties for various events such as intellectual property right infringement, loss or damages to property, claims that may arise while providing services, violation of laws or regulations, or as a result of litigation that might be suffered by the counterparties. The terms and nature of these indemnification agreements vary based on the specific contract. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. No amount has been recorded in the financial statements with respect to these indemnification agreements.

15. UNIT APPRECIATION RIGHTS (UARs) PLANS

The Company has two UARs plans, non-contingent and performance contingent, which form part of the long-term incentive program for senior management. The UARs program was discontinued in 2000, however previously issued UARs continue to vest until 2005 and expire in 2006. The expense incurred during the year under the plan was $252,000 (2003–$842,000).

Non-Contingent Plan A summary of the Company's non-contingent plan and changes during the year is presented below:

Year Ended	**January 2005**		January 2004	
	UARs (000's)	**Price***	UARs (000's)	Price*
Outstanding at beginning of year	**128**	**$13.55**	294	$13.79
Exercised	**(113)**	**25.66**	(156)	23.16
Forfeited	**(6)**	**10.50**	(10)	14.00
Outstanding at end of year	**9**	**$12.34**	128	$13.55
UARs exercisable at year end	**4**		94	

*Weighted-average

The non-contingent UARs vest over five years and expire after six years. As of January 29, 2005, the 9,000 non-contingent UARs outstanding under this plan have exercise prices between $10.50 and $15.00.

Performance Contingent Plan The Company granted qualifying senior management UARs where vesting was contingent upon reaching predetermined financial targets by January 26, 2002 and the personal ownership of units equal to the number of UARs granted. These contingent UARs commenced vesting in 2002 and vest over three years and expire after four years.

A summary of the Company's performance contingent plan and changes during the year is presented below:

Year Ended	**January 2005**		January 2004	
	UARs (000's)	**Price***	UARs (000's)	Price*
Outstanding at beginning of year	**17**	**$14.88**	30	$14.53
Exercised	**(17)**	**26.33**	(13)	23.78
Forfeited	**–**	**–**	–	–
Outstanding at end of year	**–**	**–**	17	$14.88
UARs exercisable at year end	**–**		12	

*Weighted-average

As of January 29, 2005, there are no performance UARs outstanding under the plan.

16. FINANCIAL INSTRUMENTS ($ in thousands)

Short-Term Financial Instruments Short-term financial instruments which include cash, accounts receivable, bank advances and short-term notes, accounts payable and accrued liabilities, and income tax payable are valued at their carrying amounts included in the balance sheet, which are reasonable estimates of fair value due to the relative short period to maturity of the instruments.

Long-Term Financial Instruments The Company has the following long-term financial instruments outstanding as at January 29, 2005:

	Maturity	**Interest Rate**	**Carrying Value**	**Fair Value**
Debt				
US$65 million Senior notes	2009	5.89%[1]	$80,679[2]	$83,877
				Unrealized Gain(Loss)
Swaps				
US$14 million Interest rate	2007–2009	LIBOR[3] plus 1.87%		$60
US$22 million Cross currency Interest rate	2007–2009	B.A.[4] plus 2.99% to B.A. plus 3.16%		$(7,905)

1 Weighted-average
2 The senior notes (note 6) recorded on the balance sheet includes unrealized losses of $6,805 on the foreign currency portion of the US$22 million cross currency interest rate swaps
3 London Interbank Offered Rate
4 Bankers' Acceptances

Interest Rate Risk The Company has exposure to interest rate fluctuations on the swapped amount of its senior notes.

Credit Risk The Company is exposed to credit risk, primarily in relation to credit card customer accounts and notes receivable from First Nations governments. The Company performs regular credit assessments of its customers and provides allowances for potentially uncollectible accounts receivable.

17. ACCOUNTING POLICY CHANGES

In 2004 the Company implemented the following new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA):

Hedging Relationships The Company adopted Accounting Guideline 13 "Hedging Relationships" (AcG 13), effective February 1, 2004. In accordance with the new guideline, the Company's hedging relationships are documented and subject to effectiveness tests on a quarterly basis for reasonable assurance that they are and will continue to be effective. Any derivative that does not qualify for hedge accounting is reported in earnings on a mark to market basis. The adoption of AcG 13 had no impact on the Company's financial statements.

Asset Retirement Obligations In the first quarter of 2004, the Company retroactively implemented CICA Section 3110 "Asset Retirement Obligations" (CICA 3110). Section 3110 establishes the standards for the recognition, measurement and disclosure of legal obligations associated with the costs to retire long-lived assets. A liability associated with the retirement of long-lived assets is recorded in the period in which the legal obligation is incurred at its estimated fair value and a corresponding asset is capitalized as part of the related asset and that asset is depreciated over its useful life. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted to reflect the passage of time and changes in the estimated future costs underlying the obligation.

Accordingly, the Company has recognized a discounted liability associated with the operation of petroleum dispensing units and specific provisions in certain lease agreements regarding the exiting of leased properties at the end of the respective lease terms. This standard was implemented retroactively with restatement of the prior year's consolidated financial statements. The cumulative effect of implementation was a decrease to opening retained earnings for 2003 of $287,000 (net of future income taxes recoverable of $165,000), an increase in property and equipment of $586,000, an increase in other liabilities of $1,033,000 and an increase in the cumulative translation adjustment of $5,000. The impact on net earnings for each of 2003 and 2004 was not material.

Accounting for Certain Consideration Received from Vendors In the third quarter of 2004, the Company retroactively implemented Emerging Issues Committee Abstract 144 "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor" (EIC 144). EIC 144 requires a customer to record cash consideration received from a vendor as a reduction in the price of the vendor's products and reflect it as a reduction of cost of goods sold and related inventory when recognized in the income statement and balance sheet.

The Company receives allowances from certain of its merchandise vendors which it records as a reduction of cost of goods sold. EIC 144 has changed the timing of recognition of some vendor allowances. This standard was implemented retroactively with restatement of the prior year's consolidated financial statements. Accordingly, the Company recorded a decrease to opening retained earnings for 2003 of $857,000 (net of current future income taxes recoverable of $487,000), a decrease to inventory of $1,324,000 and an increase of $20,000 to the cumulative translation adjustment. The impact on earnings for each of 2003 and 2004 was not material.

Variable Interest Entities During the fourth quarter, the Company adopted in advance Accounting Guideline 15 "Consolidation of Variable Interest Entities" (AcG 15). This guideline requires the consolidation of variable interest entities (VIE) for annual or interim periods beginning on or after November 1, 2004. A VIE is any legal structure used to conduct activities or hold assets which are not controlled by voting interests, but rather by contractual or other interests that change with that entity's underlying net asset value. The Company has assessed the impact of the accounting guideline and determined that the Company is not the primary beneficiary of any variable interest entities and accordingly, the implementation of AcG 15 has not had any impact on the consolidated financial statements.

18. COMPARATIVE AMOUNTS

The comparative amounts have been reclassified to conform with the current year's presentation.

The North West Company Inc.
Gibraltar House, 77 Main Street
Winnipeg, Manitoba Canada R3C 2R1
T: 204 943 0881
Toll-free: 1 800 563 0002
Corporate Website: www.northwest.ca

t Matter

Mini Burger
Value Center
INVESTOR · CUSTOMER · EMPLOYEE · COMMUNITY · SUPPLIER ·
ENTERPRISING
THE
COMPANY
NORTH WEST

NORTH WEST COMPANY FUND 2004 SUMMARY ANNUAL REPORT


Relationships that Matter
Design
Editorial Services
Principal Photography
Photography
Printing
Holman
Arctic Bay
Pond Inlet
Cambridge Bay
Gjoa Haven
Taloyoak
Igloolik
Hall Beach
Clyde River
NUNAVUT
Repulse Bay
Qikiqtarjuaq
Pangnirtung
Baker Lake
Coral Harbour
Cape Dorset
Chesterfield Inlet
Rankin Inlet
Iqaluit
Kimmirut
Arviat
Black Lake
Salluit
Kangiqsujuaq
Lac Brochet
Brochet
Tadoule Lake
MANITOBA
Churchill
Puvirnituq
Kangirsuk
Lynn Lake
South Indian Lake
Inukjuak
Kangiqsualujjuaq
Kuujjuaq
Pukatawagan
Split Lake
Nelson House
Thompson
Shamattawa
Nain
Moose Lake
Cross Lake
Oxford House
Severn
Norway House
Rossville
God's River
God's Narrows
Red Sucker Lake
Island Lake
Sachigo Lake
Umiujaq
QUEBEC
Wasagamack
St.Theresa Point
Easterville
Bearskin Lake
Kuujjuaraapik
Schefferville
Rigolet
Poplar River
Sandy Lake
Kasabonika
Cartwright
Berens River
Keewaywin
Wunnumin Lake
Chisasibi
Happy Valley
Pauingassi
Deer Lake
Attawapiskat
Little Grand Rapids
Poplar Hill
Weagamow Lake
Webequie
Pikangikum
Kashechewan
Wemindji
Cat Lake
Albany
Eastmain
Brandon
Lansdowne House
Winnipeg
Pinawa
Pickle Lake
Moosonee
Waskaganish
Morden
Sioux Lookout
Moose Factory
Havre St. Pierre
Romaine
Nakina
ONTARIO
Hearst
Hornepayne
NEWFOUNDLAND
Obedjiwan
Wawa
P.E.I.
NEW BRUNSWICK
North Bay
NOVA SCOTIA
Toronto


Nome
Kotzebue
Barrow
Hooper Bay
Mountain Village
St. Mary's
St. Michael
Unalakleet
Nuiqsut
Bethel
Aniak
McGrath
Togiak
Dillingham
ALASKA (USA)
Fort Yukon
King Salmon
Old Crow
Aklavik
Tuktoyaktuk
Inuvik
Fort McPherson
Anchorage
Kodiak
Cordova
Paulatuk
YUKON TERRITORY
Fort Good Hope
Norman Wells
Tulita
Déline
NORTHWEST TERRITORIES
Fort Simpson
Fort Rae
Fort Providence
Fort Liard
Hay River
Fort Resolution
Fort Ware
Fort Nelson
BRITISH COLUMBIA
Fort Smith
Fort Vermilion
Fort Chipewyan
Fox Lake
Fort St. James
Stony
Grande Prairie
Wabasca
Portage La Loche
Buffalo Narrows
Ile a la Crosse
Beauval
Edmonton
ALBERTA
Saskatoon
SASKATCHEWA
Regina
Moose Jaw
Northern
AC Value Center
North Mart
Quickstop
Giant Tiger
FUR MARKETING BRANCH

Relationships that Matter

Our stores are the first shopping choice for people living across the North and in urban neighbourhoods across western Canada.

1 Kodiak, Alaska has two Value Centers.
2 Iqaluit, Nunavut has three Quickstops.
3 Winnipeg, Manitoba has five Giant Tiger stores including a store on Jefferson Avenue which opened March 19, 2005. The Pas, Manitoba Giant Tiger opens April 30, 2005. Brandon, Manitoba Giant Tiger opens May 28, 2005.

Financial Highlights

All currency figures in this report are in Canadian dollars, unless otherwise noted.

Fiscal Year ($ in thousands)	**2004 52 Weeks**		2003 53 Weeks		2002 52 Weeks	
Results For The Year						
Sales		**$788,693**		$782,720		$749,759
Same store sales % increase (equivalent 52-week basis)		**1.4%**		2.1%		3.4%
Trading profit[1] (earnings before interest, income taxes and amortization)		**$ 76,606**		$ 72,826		$ 72,271
Earnings before interest and income taxes[1] (EBIT)		**52,701**		50,425		49,599
Net earnings		**37,265**		35,730		34,469
Cash flow from operations		**62,798**		58,886		59,184
Financial Position						
Total assets		**$413,637**		$409,600		$418,191
Total debt		**120,932**		127,902		136,812
Total equity		**236,285**		228,478		219,384
Financial Ratios						
Debt-to-equity		**.51:1**		.56:1		.62:1
Return on net assets[2]		**14.8%**		14.1%		13.4%
Return on average equity		**16.2%**		16.0%		15.8%
Per Unit ($)	**BASIC**	**DILUTED**	BASIC	DILUTED	BASIC	DILUTED
Trading profit	**$ 4.81**	**$ 4.75**	$ 4.57	$ 4.52	$ 4.51	$ 4.48
Net earnings	**2.34**	**2.32**	2.24	2.22	2.15	2.14
Cash flow from operations	**3.95**	**3.89**	3.69	3.65	3.70	3.67
Equity—net book value	**14.86**	**14.65**	14.34	14.17	13.76	13.60
Cash distributions paid during the year		**1.80**		1.90		1.56
Market price—January 31		**30.65**		23.63		20.70
—high		**31.74**		25.50		21.03
—low		**23.10**		20.87		16.95


Sales
($ in millions)
700
600
500
400
300
200
100
0
750
783
789
2002
2003
2004
Trading Profit
($ in millions)
75
60
45
30
15
0
72
73
77
2002
2003
2004
Cash Flow From Operations
($ in millions)
75
60
45
30
15
0
59
59
63
2002
2003
2004
Net Earnings Per Unit—Diluted
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
2.14
2.22
2.32
2002
2003
2004

1 See Non-GAAP measures section on page 17 in the Management's Discussion & Analysis which is available through SEDAR at www.sedar.com or the Company's website at www.northwest.ca

2 Earnings before interest and income taxes as a percent of average net assets employed

Another Year of Increased Sales & Profitability

The North West Company Fund (NWF) had another year of increased sales and profitability. It is gratifying that the capital markets have acknowledged the Fund's performance and management's direction for the future.

A key contributor to our financial performance has been the significant turnaround in our Alaska business. Unitholders will recall that prior to 1997, Alaska Commercial Company (AC) had accumulated significant losses. Edward Kennedy moved to Alaska in 1995 and rebuilt that management team. Jerry Bittner was hired as Vice-President, Marketing in 1996 and was appointed President of AC in 1997. Since 1996 the trading profit of AC has grown from $2.2 million to $14.0 million. Jerry retired in March 2005. On behalf of all unitholders and your Board, I recognize the tremendous contributions of Jerry and his AC team.

Don Beaumont will be retiring from the Board at our Annual and Special Meeting of Unitholders in June. Don is a renowned merchant in Canada and can always be counted on for insightful comments on our retail strategies. He chaired our Human Resources and Compensation Committee with great discipline, energy and fairness. I thank Don for his sterling nine-year contribution to the development of the North West Company Fund.

Governance guidelines have grown in complexity and force. I am pleased to note, as detailed in our Information Circular, that the NWF is in compliance with the spirit and letter of these guidelines. Your Board members have always governed themselves with the independence and integrity that one would expect from the NWF tradition for adhering to its strong values.

I would like to recognize the outstanding contributions of our more than 5,500 employees whose dedication and performance every day make our stores the first shopping choice for people living across the North and in urban neighbourhoods across western Canada.

Ian Sutherland
CHAIRMAN, THE NORTH WEST COMPANY INC. TRUSTEE, NORTH WEST COMPANY FUND APRIL 15, 2005

▲ Ian Sutherland visits Giant Tiger (Donald Street) in Winnipeg, Manitoba.

▼ Jerry Bittner and Don Beaumont will retire this year.





Building Relationships that Really Work


DESSERTS JUICE
VEGETABLES

At North West we strive to serve our customers today while creating a clear path that will sustain performance over the long term. For several years, we've achieved success by keeping this focus and balance.

INVESTOR · CUSTOMER · EMPLOYEE · COMMUNITY · SUPPLIER ·

ENTERPRISING · THE · COMPANY · NORTH WEST

Customers, employees, communities, suppliers and investors—the key players in relationships that we want to develop across all of our activities.

2004 marked another year of improvement. While we were satisfied with our numbers, we know that we can do better by identifying new customer needs, finding lower-cost ways of doing business and improving execution.

In this report, we talk about our results and strategies. In the feature section that follows, we give you a picture of what we stand for through the eyes of our customers, employees, communities, suppliers and investors. Their words reflect the relationships we want to develop across all our activities.

Solid Financial Results Consolidated revenues were up 2.2% last year, excluding the foreign exchange impact of a stronger Canadian dollar. Comparable or "same store" sales increased by 1.4% falling short of our 3% target. We started the year with lower inventory levels and a focus on margin management. This hurt sales more than we expected. Our customers' retail spending was squeezed by a major rise in fuel-related living costs. New merchandise and credit programs helped to accelerate sales growth in the second half, leading to a 4.1% increase in the fourth quarter.

Trading profit rose by 5.2% to $76.6 million and was up 9.5% on a comparable basis, after adjusting for lower U.S. earnings in Canadian dollar terms and an unusual $2.0 million insurance recovery gain in 2003. Improved product sourcing delivered higher margins, and new technology helped us to achieve store-level cost reductions during a demanding sales year.

Net income in 2004 was a record $37.3 million. Earnings per unit (diluted) were up 4.5% to $2.32, and return on equity was a very healthy 16.2%. This was our sixth consecutive year of higher income. Compound average earnings have increased 15% per year over this period.

North West unitholders again enjoyed the benefit of receiving steady income and a rising value from their North West Company Fund investment. Growing distributions, combined with gains in our unit price, delivered a total return to unitholders of 38.9% in 2004. Over the past five years, the compound average annual total return to our unitholders has been 32.2%, compared to 3.3% for the TSX Retailing Group.

Tracking 2004
Key Initiative Performance


SEC MAIL PROCESSING
RECEIVED
MAY 16 2005
WASH, D.C.
202
SECTION

In last year's report, we set out the key opportunities for the year. Most of these were completed successfully:



60 Northern Canada Retail (NCR) managers completed Best Practice training. This met our goal and was a $422,200 investment in three weeks of hands-on learning on how to raise store standards and become a more effective manager. The return on training investment, measured by improved margins and labour savings, is less than two months.





20 individuals were recruited for our new NCR Manager-In-Training program. This in-depth 6 to 12 month program ensures that manager candidates have the skills and knowledge to lead a store from the beginning of their first assignment.



137 stores were installed with new store information systems, completing the northern Canada and Alaska roll-out we started in 2003. This delivered a platform for more efficient customer transactions, more effective product selection and ordering at store level, and it enabled us to install more robust price-management and staff-scheduling tools.





New or renewed product and service businesses were tested to expand our share of customers' everyday spending. We developed direct importing from China; started to sell motor vehicles; tested three gas bars in road locations; increased our private label food assortment by 10.0% and doubled our sales to commercial customers like local governments and schools.





8 new replacement and major renovation store projects were completed, all within our capital spending plan.



Our wholesale businesses, Crescent Multi Foods in Canada and Frontier Expeditors in Alaska, did not meet their new account sales targets. We still see this as a significant long-term opportunity, but more work is required to build a unique, winning, competitive position.





Senior leadership positions were filled for our Northern/NorthMart, AC Value Center and Giant Tiger store banners, completing a smooth, planned succession process.



3 new Giant Tiger stores were opened, increasing our store count to 10. All stores open for more than one year, with the exception of one, have continued to improve their top and bottom line performance.


RANCHER





In Alaska, we are the local store of choice in 22 of 24 of the communities we serve.

Strategies to Sustain and Build Our Business In 2004, we fine-tuned our strategic direction and our long-range plans. We started with a competitive position that is based on three core strengths:

- Logistical expertise in remote retailing in Canada;
- Our superior physical store investment in the North; and
- Our understanding of the unique lifestyle needs of Aboriginal and other northern consumers.

Adding to Our Core Strengths These core strengths have been part of North West for many years, but they are no longer our only advantages.

In Alaska, we have built a profitable remote retail business. Today, we have the leading market share and are the local store of choice in 22 of the 24 communities we serve. Our 2004 results reflect this, with close to 20% of consolidated trading profit generated from Alaskan operations.

With the expansion of our Giant Tiger store base, we now serve the everyday needs of shoppers in rural and neighbourhood communities across western Canada, as well as the northern part of North America. We see our Northern/NorthMart, AC Value Center and Giant Tiger banners strengthening as they leverage off each other to drive down merchandise, logistics and support service costs while sharing ideas for growth.

Financial services are another newly established strength at North West. Our stores provide a range of credit and bank-type products to our customers, adding to the one-stop appeal of shopping with us. In 2004, financial services contributed $3.3 million or 4.3% of our trading profit. Over the past two years, we have completed the installation of a new credit management system and ATM network, giving us a platform for expansion in this area.

Next Level Priorities We have several next level priorities, starting with our ability to capture more local sales opportunities. Through better recruitment and learning programs we are investing to build a level of talent across our store base that is second to none. In tangent with this initiative, we continue to redesign work, technology and compensation to give our store teams the time and incentive to get sales.

Within our merchandising ranks, we are placing our emphasis on buying great items at the best cost to support our Giant Tiger stores and, by extension, our northern retail banners. This "buy side" focus is a skill we've reinforced through the creation of a Food Procurement & Wholesaling Division in late 2004.

An ongoing opportunity and challenge at North West is deciding what to sell next. Our strategy is to be opportunistic but to take care of our food business first. We want food to anchor the shopping experience by making our stores a frequent destination. In the North, we want to go further to ensure that we are always the first choice for a full range of food, from fresh to shelf products. To help achieve this, food will be front and centre for future technology investment, training, selling space and store-level sales focus.

As we search for new customer needs to meet, two examples stand out: wellness and transportation. Wellness captures the burgeoning interest in health care and healthier living. Our 15-year forecast shows that, while our northern customers will still be 10 years younger than the Canadian average in 2020, even this demographic is getting older. In fact, the 40 to 55 age segment will increase by 200%. Wellness in our stores will revolve around more pharmacy services, private-branded food and non-food lifestyle products and visible, meaningful support for community healthy-living activities.

Transportation accounts for a large percentage, between 25% to 30%, of our customers' spending dollar. Today, we are only partially in this business. We sell snow machines, boats, motors and all-terrain vehicles, and we operate gas bars in 35 locations. Tomorrow, we envision retail gas outlets as part of our core product mix, and rapid growth of our truck and car sales.

Focus and Balance—The Current Year Our "focus and balance" approach will serve us well in 2005. The retail industry keeps moving toward bigger stores run by stronger competitors and fewer stores run by weak ones. In this environment, we will succeed by capturing and meeting local needs faster and better than the big box chains. We will keep our eye on daily, weekly and seasonal selling opportunities while investing even more in strategies for the future.

Fuel prices are expected to remain high in 2005. This will affect energy-dependent markets like northern Canada and Alaska where we must continue to compete hard to gain our share of spending. In the North, we plan to reinvest operating and product cost savings in our pricing so that we create more local shopping loyalty and higher spending per shopping trip. Our Best Practice training and work processes will expand to Alaska and to our small and medium northern Canadian stores. We will increase our Manager-In-Training graduates and plan to roll-out a broadband communication network to all our northern Canadian stores.

In the South, we plan to open four new Giant Tiger stores, bringing us closer to a critical mass of at least 20 stores so that we can get a full return on our investment in development and overhead. We continue to believe that our Giant Tiger venture will be a major contributor to our cash flow growth over the next 5 to 10 years.

Inventory management will get more attention in 2005. We finished 2004 with higher than expected inventory levels due to a number of factors, including the timing of winter road shipments, a decision to open our spring catalogue season with a stronger in-stock position and earlier purchases resulting from more direct buying. We plan to achieve reductions through better buying systems and the weeding out of slow-turning products.

Finally, doing better in the current year will mean enhancing our skill in innovation and continuous improvement. I am excited about our prospects in both areas because we are investing in learning, processes and technology. Above all, we're starting from our greatest strength—the dedication and commitment of our more than 5,500 employees.

Edward S. Kennedy
PRESIDENT & CEO, THE NORTH WEST COMPANY INC. APRIL 15, 2005






Pharmacy







Customers Value Service & Selection

AMID GREAT CHANGE, TRADITIONS LIVE ON

Janie Sam's life is a balance between tradition and change. Every summer she heads out with friends and family from her home in Chisasibi, Québec for the trek to an island in the middle of a river. About three decades ago, the land was flooded by a new dam, part of the massive James Bay hydroelectric project. "They said our village would end up under water, but it didn't," she says. "We go back every summer to camp and celebrate our traditions."

The dam also brought jobs and new housing to Chisasibi, located on the shores of James Bay, so that the town has more than quadrupled in size. But Janie is careful to keep alive traditions that count, such as the walking out ceremony where young toddlers in traditional dress first assume their place in the community.

Another constant for Janie has been the local Northern store. "I go there for almost everything," she says. "They're so friendly. It seems like they've always been there, growing with the community." This year Janie's photo graces the month of June in the Northern calendar, which is distributed across the North. "The people at the store kid me a lot," she laughs. "At my age, they've started calling me a calendar girl."

Janie Sam, Retired
Chisasibi, Québec

"It seems like they've always been there, growing with the community."





SERVICE—IT'S IN THE BAG AT AC

It's a simple thing, but to Jamie Vance it epitomizes the whole approach to service at her local AC store in Dillingham, Alaska. She's talking about how store staff carry her groceries out to her pickup truck.

"At AC, they always pick up my groceries. They know me, they know my pickup truck and they know I like the bags put on the front seat," says Jamie. "If you put food in the back of the truck, the ravens get it. They're huge. I don't know how it started, but the grocery baggers do it all the time now, and they don't even make you think they're doing you a favour."

Jamie, a Girl Scouts leader, has shopped for more than six years at the AC store in Dillingham, a commercial fishing community of about 4,900 in southwestern Alaska.

For Jamie, AC means service, whether it's cutting up poultry for her husband's favourite chicken fried steaks or donating paper and bows for the Scouts' gift wrapping fundraiser at the local Christmas craft show. "They do everything with a smile, it just seems to come naturally," she says.

Jamie Vance, Mother & Girl Scouts Leader
Dillingham, Alaska



"They do everything with a smile, it just seems to come naturally."



"It's about three hours to the next town. It's nice to have a store that meets everybody's needs."



THE NORTHERN APPROACH—"PROACTIVE"

Fort Liard is a remote community in the western Arctic. That remoteness brings people closer together. Nobody knows that better than Gloria Nasogaluak and Josh McDonald, who recently arrived in the community after being hired by the hamlet office to organize sports and recreational programs.

They soon became a fixture in the community, and one of the places where their connection to the community began was at the Northern store. "When we arrived we didn't know anybody," says Gloria. "But people have been so nice to us." That includes Northern store manager Wayne Newbury. "Right from the start, he wanted to know how the store could help with our activities," says Josh. "Northern is always supportive."

The store provided free popcorn and movies for their movie night; candy for a Halloween event; bottled water, burgers and hot dogs for last summer's beach bash, and "lots of other stuff," says Josh.

"It's about three hours to the next town, so it's nice to have a store that meets everybody's needs," says Gloria. "If we want something, we go straight to Northern and usually they have it in stock. What they don't, they help you get it. They just like to help."

Gloria Nasogaluak & Josh McDonald, Recreation Programmers
Fort Liard, Northwest Territories

Employee Commitment Runs Deep



"We're not just a store, we're part of the community."



WORKING HARD TO FIND AND KEEP CUSTOMERS

As manager of the Northern store in Norman Wells, Northwest Territories, Dee Opperman believes that being proactive in relationship-building is the key to a successful store. In the two years that Dee has been in Norman Wells, business has almost doubled.

"I'm the President of our Chamber of Commerce and a member of the Legion. I know all our customers by name and they know me. It's important to be a real part of the community," says Dee.

With retailers from Yellowknife advertising locally every day, staff at the Northern store in Norman Wells are constantly coming up with marketing and promotional ideas to keep customers in town. From marketing *Atkins* diet products, using local cable TV to promote contests and sales, to mailing out food flyers, they work hard to find and keep good customers.

"In the end, it depends on the relationship you develop with your customers," says Dee. "Our *Selections* catalogue, pricing, product display—they're all important in selling food and general merchandise. To me the real key is making a personal connection. We're not just a store, we're part of the community."

Dee Opperman, Store Manager
Northern, Norman Wells, Northwest Territories

LINKS WITH THE PAST, LINKS TO THE FUTURE

Ashley Allard has a very personal link to four generations of Nor'Westers. "I can remember my grandmother talking about my great-grandfather working for the Company in Stanley Mission, Saskatchewan," Ashley says. "During winter they were totally isolated until that first spring shipment arrived."

With stores spread across 4,000 miles, coast to coast to coast, distance and logistics are still challenges at The North West Company. But thanks to technology, the business is changing.

As a District Manager, Ashley is responsible for 10 stores in northern Manitoba and Saskatchewan. He's worked in seven locations and has probably seen as many changes in his 13 years with the Company as did the four generations of Nor'Westers before him.

While many things have changed since Ashley's great-grandfather served the North, some things remain the same. "This is still a special company and the people I work with take real pride in how important we are to our communities," says Ashley. "I think my great-grandfather knew about that."

Ashley Allard, District Manager, Saskatchewan District
The North West Company, Winnipeg, Manitoba




"When a customer compliments us on a well-run store, then we know we're doing things right."

PERSISTENCE PAYS FOR A 36-YEAR-OLD VETERAN

At 14, Calvin Daigneault was already a champion of the phrase "persistence pays" in his hometown of Ile a la Crosse, Saskatchewan. "I wanted a job at the Northern store and I went back every week until I convinced the manager that I was the right person," Calvin says. It only took 10 weeks.

Now, 22 years later, Calvin is a retailing veteran who has worked as a grocery department manager in eight stores across the North. His experience, coupled with a natural "get sales" instinct, made him an obvious choice to be a Best Practice trainer, which allows him to share proven operational standards with other grocery department managers.

Over the past two years, 54 trainees from the Company have travelled to Calvin's store in Moosonee, Ontario to learn daily operating disciplines that create higher inventory turnover and lower operating costs. "When I train someone, it's a two-way street. We both end up learning better ways of doing things," Calvin says.

"It's important to be persistent, not only as a person, but also as a company. When a customer compliments us on a well-run store, then we know we're doing things right."

Calvin Daigneault, Grocery Department Manager
Northern, Moosonee, Ontario

In April 2005, Calvin was promoted to Store Manager, Portage La Loche, Saskatchewan.

Community Links are Strong

FIGHTING DIABETES FROM HAWAII TO GOD'S NARROWS

The North West Company is the largest private contributor to the *Canadian Diabetes Association* (CDA). And for good reason. The incidence of diabetes is three to five times higher among Aboriginal people than in the general Canadian population.

Our commitment touches a lot of people. One of them is Dora Bland, an employee at the Northern store in God's Narrows, Manitoba. Dora participated in the Company's six-member Hawaii marathon Team Diabetes in 2003. North West sends a team to an international marathon every year, the most successful company fundraising initiative for the CDA, raising $457,000 over the past four years. It's all part of the Company's Healthy Living program, focusing on the benefits of physical activity and a healthy lifestyle to combat diseases and contribute to a better quality of life.

Dora has brought the Team Diabetes spirit to God's Narrows. Using the store as a base, she started a walking club as a way to improve residents' health. "We go out every day, sometimes twice a day," she says. "You've got to watch out for bears in the fall and wolves in the winter, but they don't really want to bother with us."

Last year, Dora ran in the Manitoba Marathon and that created tremendous local interest. "Now people here want to train for the marathon in 2005. I'm going to promote the relay races," says Dora.

Dora Bland, Northern Department Manager with her walking club
God's Narrows, Manitoba



Bland, Leslie Anderson, Shirley Anderson and Leonard Bland






Joamie School Cultural Programs
$51,739.00

LEFT David Serkoak and students at the NorthMart in Iqaluit.
RIGHT A mother consoles her child during the fire at Joamie Elementary School.
BOTTOM The Beat of the Drum campaign closes with the presentation of a cheque worth $51,739 for the Joamie School Cultural Programs.

RESTORING A COMMUNITY'S DRUMBEAT

In Nunavut, and most of Arctic Canada, drum dancing and throat singing are treasured cultural activities. At Joamie Elementary School in Iqaluit, these traditions are so special the school has received international recognition. So when a fire destroyed the school last year, including Principal David Serkoak's Inuit drum collection, the whole community mourned the loss.

"When NorthMart asked if they could do something to restore our cultural programming, I was lost for words," says David. "We lost everything and NorthMart jumped right in to help."

"We created a Beat of the Drum campaign and donated a portion of store sales to Joamie School," says Glenn Cousins, store manager for the NorthMart store in Iqaluit. "We raised $51,739 to help maintain the school's cultural programs."

Joamie School's drums, costumes and equipment are all being replaced. "We've performed for the Queen, for heads of state, and right inside the NorthMart store. Recognition outside of your community is very rewarding, but so is being appreciated within your own backyard," says David.

Thanks to NorthMart's support, Joamie Elementary School's cultural programs haven't missed a beat.

David Serkoak, Principal of Joamie Elementary School
Iqaluit, Nunavut

AC'S MODEL PARTNERSHIP IN HOOPER BAY

When the residents of Hooper Bay needed a new partner to run their store in the community of 1,200 people on the west coast of Alaska, they turned to the Alaska Commercial Company (AC), a subsidiary of The North West Company.

Sea Lion Corporation, the village corporation of Hooper Bay, owned the lease on the store. But residents, who are shareholders in Sea Lion, were not happy with the level of service. Today, the situation is very different.

AC trained a local resident to run the AC Value Center, and in 2003 he was named rookie manager of the year. In 2004, the store had its best year ever. "We've improved the selection and we're always in stock on basics," says branch manager John Olson Jr. William Naneng, General Manager of Sea Lion Corporation, adds "Being a partner with the store increases our trust. We benefit when they do well, and we tell our shareholders to shop there."

Hooper Bay has become a model for similar AC partnerships across Alaska. "It's worked so well we've refined our model and adopted it in other communities," says Rex Wilhelm, President of AC. "Now, seven of our 24 stores in Alaska run on a Hooper Bay type model."

John Olson Jr., Branch Manager
AC Value Center, Hooper Bay, Alaska


NATIVE
Hooper Bay

Suppliers Add Real Value

"We've increased our sales, they've reduced inventory."



Team
DUFRESNE

ALLIANCE BENEFITS BY THE TRUCKLOAD

How can you hold a "Truckload Sale" when there are no roads in or out of town? In the North, problems like these are just technicalities. They certainly haven't stopped Northern and its alliance partner *Dufresne Furniture and Appliances* of Winnipeg, Manitoba.

"Last year, 50 truckload events were organized by Dufresne and Northern at locations across the North," estimates company CEO Mark Dufresne. "In some places the goods come in by barge, in others we use a container and put wheels on it," says Mark. "In northern communities it's a real big event, but you can't call it a "Barge Sale."

Truckload sales are just one of the benefits the retailing alliance has brought to Northern and its customers. The alliance has meant increased buying leverage, better marketing programs, wider selection and faster order turnaround times. "We know the furniture and appliances business better, they know the North," says Mark. "We've increased our sales, they've reduced their inventory. The benefits are extensive. These sales provide an exceptional promotion, improved selection to consumers, and will continue to be a valued part of the alliance strategy."

Mark Dufresne, Chief Executive Officer
Dufresne Furniture & Appliances, Winnipeg, Manitoba



CREATING A LIQUID ASSET OUT OF H_2O

Water isn't scarce in the North but drinkable water is not always easily accessible or cheaply available. Enter Northern and its partner, *Dyna-Pro Environmental.* Dyna-Pro is Canada's largest supplier of water purification systems. "In 1992, we installed test systems in a few Northern stores," says Paul Mcdonald, Vice-President, Operations at Dyna-Pro. "Today more than half of all stores offer our *Ultra-Pure™* systems, and water sales have been growing quickly."

"We hope to have systems in virtually all stores within the next year. It's the only product the stores sell that they also produce."

For customers, the attraction is simple: *Ultra-Pure™* water can be as little as two-thirds the cost of bottled water, which is expensive because many locations have to fly it in from the South. For the stores, offering safe, affordable water increases traffic and meets an everyday need in a cost-effective way.

Paul Mcdonald, Vice-President, Operations
Dyna-Pro Environmental, Winnipeg, Manitoba

Safe, affordable water meets an everyday need in a cost-effective way.



Bottle
Sterilize
&
Rinse


"AC makes the extra effort."



UNFRESH AT AC? PERISH THE THOUGHT

In southern Canada and the lower 48 states, shoppers take fresh produce for granted. But in the North, everybody knows they don't call them "perishables" for nothing.

"In the North, it's not easy getting fresh produce to market quickly," says Elaine Nisson, Senior Account Manager for *Northern Air Cargo* in Anchorage. "AC makes the extra effort."

Alaska Commercial Company is the premier retailer in "bush" or remote Alaska. AC is #1 because it thinks like #2. It tries harder. And so do its suppliers. So when AC decided to improve produce deliveries a couple of years ago, it turned to its main transportation partner, *Northern Air Cargo*.

"We ship by air almost every item in their stores in western and northern Alaska," says Elaine. "When you work together this closely for so long you feel you're part of the Company. We worked out a system where, as soon as AC produce arrives in our warehouse, it goes out on the next flight. Customers get it days earlier."

For AC, first in freshness means higher freight costs, but also less wastage, setting a higher bar for their competitors, boosting loyalty and further strengthening their #1 market position.

Elaine Nisson, Senior Account Manager
Northern Air Cargo, Anchorage, Alaska


AIR CARGO

Performance Shines Through for Investors



AN INVESTMENT THAT STRENGTHENS NORTHERN CONNECTIONS

Investments are measured in dollars, but in the end it all comes back to people. That's certainly the case with *Rupertsland Holdings Inc.'s* investment in units of the North West Company Fund (NWF).

Rupertsland invests on behalf of more than 150 Aboriginal communities in Saskatchewan, Manitoba, western Northwest Territories and the Yukon. Its first and most important investment was in NWF units.

"Our investment makes sense on so many levels," says Allan McLeod, President and CEO of Rupertsland. "Some of our people work for North West, many are customers and, through other investments, we are business partners and suppliers. It's only natural that we take some ownership in the Fund because our investors have so many connections with North West."

Rupertsland has benefited from the distributions it has received from the Fund and the appreciation it has seen in the units. But more important over the longer term for both Rupertsland and North West is the strengthening of the connection between the Company and its communities. "It gives us an important stake in the retail sector in our communities and it brings North West even closer to the customers," says Allan. "We can help each other in hiring, training, business strategy and selling. It's a nice circle."

Allan McLeod, President and CEO
Rupertsland Holdings Inc., Winnipeg, Manitoba

"They can take care of their business, expand and pay higher distributions, while reducing their borrowing."

A PASSION FOR THE NORTH, A CORNERSTONE FOR INCOME

When Jim Morlock stopped practising law a few years ago and looked at retirement, he had a problem. No income. Jim had investments, but he had no pension.

He began researching unit trusts and the income they offered, and he was drawn to the North West Company Fund. "I know and love the North so it was a natural," says Jim. "The more I found out about North West and the people there, the more I liked it."

He's visited Northern stores in Iqaluit and Baker Lake. "They look so much better than the competition, you feel a sense of pride," he says. But his investment decisions aren't based on sentiment. Jim does his homework. "They've done a great job reducing inventories by developing merchandise alliances, and I'm impressed at how quickly they've produced positive cash flows from new Giant Tiger stores. I like the fact they can take care of their business, expand and pay higher distributions, while reducing their borrowing."

Today, the Fund is a cornerstone holding for Jim. He started buying units a few years ago when they traded at less than half the current price, and the annual distribution has increased significantly.

Jim Morlock, Private Investor
Toronto, Ontario

"In the North, they're as strong as Wal-Mart, *except they operate in the fastest-growing population areas."*

EARNING INVESTORS' TRUST DEMANDS DISCIPLINE



Running a large income trust portfolio is not a simple job. Today, there are literally hundreds of these investments to choose from—from the oil and gas business to real estate, restaurants, hothouse tomatoes, water heaters and peat moss.

"We look for unit trusts that display strong fundamental characteristics," says Sandy McIntyre, Vice-President and Senior Portfolio Manager with *Sentry Select Capital Corp.*, in Toronto, Ontario. Sentry Select has a strong track record and manages more than $2.3 billion in investor funds.

"We like trusts that show discipline with their cash flow, that are careful to reinvest in their business and have room to grow." Sentry Select has become one of the largest investors in the North West Company Fund, owning more than 5% of the outstanding units, or more than $20 million worth.

"Most companies show little responsibility toward the investor," says Sandy. "They invest their cash more to suit themselves than on behalf of investors. But North West gets it. They take care of their business, and I feel they look after the money we have invested. In the North, they're as strong as *Wal-Mart,* except they operate in the fastest-growing population areas."



Sandy McIntyre, Vice-President and Senior Portfolio Manager
Sentry Select Capital Corp., Toronto, Ontario

Structured for Building Better Returns

The Fund The North West Company Fund (the Fund) was created on March 27, 1997 when the shareholders of The North West Company Inc. (the Company) exchanged their shares for 100% of the issued units of the Fund. Shareholders recognized the advantages of an income trust structure based on the Company's stable operating track record. The benefits of the Fund structure included increased cash distributions to unitholders, improved unitholder value and the enhanced ability of the Fund to raise capital for growth. Distributions of interest paid by the Company to the Fund and through to unitholders resulted in a tax saving to the Company. This tax saving and the positive trend in cash flow from operations of the Fund have permitted growing distributions to unitholders. The Company's tax saving per unit on interest paid to the Fund was $0.57 for the 2004 fiscal year. The Fund's ability to provide stable and growing cash flow from operations has resulted in its market capitalization growing 158% since conversion to $500 million at January 29, 2005. The increased unit value and trading volumes have benefited unitholders, while the improved equity position has enhanced the Fund's ability to expand.

Capital Structure of the Company The Fund holds $205.0 million in subordinated notes of the Company, at a weighted average interest rate of 12.6%. The maximum total distribution from the interest on the notes, net of fund expenses, is $1.56 per unit. Additional distributions are made from dividends paid to the Fund by the Company. The Fund owns all of the shares of the Company.

Cash Paid Out & Reinvested The following table outlines the cash flow from operations per unit and the amounts distributed and reinvested over the past five years. Distributions have increased from $1.44 per unit in 2000 to $1.80 per unit in 2004. A special one-time distribution of $0.34 per unit is included in the 2003 distributions. The Company has reinvested over 50% of cash flow from operations.

Fiscal year	2000	2001	2002	2003	**2004**
Cash flow from operations/unit $ [1]	3.21	3.74	3.67	3.65	**3.89**
Payout $	1.44	1.46	1.56	1.90	**1.80**
Payout %	44.9	39.0	42.5	52.1	**46.3**
Reinvested $	1.77	2.28	2.11	1.75	**2.09**

1 For 2002 to 2004, the total number of units outstanding throughout the year was used to calculate cash flow from operations/unit $. Units held by management as part of the Unit Purchase Loan Plan were not deducted from the total number of units outstanding.

Distributions The policy of the Fund is to annually distribute about 50% of operating cash flow. This policy is based on the Company's short and long-term capital requirements, its stable earnings and its strong balance sheet. During 2004, unitholders received quarterly cash distributions of $0.45 per unit. Quarterly cash distributions of $0.47 per unit are expected for 2005, payable to unitholders of record at the end of March, June, September and December, and distributed by the fifteenth of the following month.

Cash Distributions & Unit Price ($)


Annual Cash Distributions
Special Distribution
Unit Closing Price
2.00
1.50
1.00
0.50
0.00
32.00
24.00
16.00
8.00
0.00
13.00
17.20
20.70
23.63
30.65
0.34
1.44
1.46
1.56
1.56
1.80
2000
2001
2002
2003
2004

Management's Responsibility for Financial Statements

The management of North West Company Fund and The North West Company Inc. are responsible for the preparation, presentation and integrity of the accompanying summarized financial statements and all other information in this annual report. The summarized consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada and include certain amounts that are based on the best estimates and judgment by management.

In order to meet its responsibility and ensure integrity of financial reporting, management has established a code of business ethics, and maintains appropriate internal controls and accounting systems. The summarized consolidated financial statements and all other information in this annual report should be read in conjunction with the audited consolidated financial statements and Management's Discussion & Analysis.

PricewaterhouseCoopers LLP, an independent firm of auditors appointed by the unitholders, have completed their audit and submitted their report.

Edward S. Kennedy
PRESIDENT & CEO, THE NORTH WEST COMPANY INC.

Léo P. Charrière
EXECUTIVE VICE-PRESIDENT, CFO & SECRETARY, NORTH WEST COMPANY FUND

MARCH 16, 2005

PRICEWATERHOUSECOOPERS

Auditor's Report on Summarized Financial Statements

To the Unitholders of North West Company Fund:
The accompanying summarized consolidated balance sheets and statements of earnings and retained earnings and cash flows are derived from the complete consolidated financial statements of North West Company Fund as at January 29, 2005 and January 31, 2004 and for the years then ended on which we expressed an opinion without reservation in our report dated March 16, 2005. The fair summarization of the complete financial statements is the responsibility of management. Our responsibility, in accordance with the applicable Assurance Guideline of The Canadian Institute of Chartered Accountants, is to report on the summarized financial statements.

In our opinion, the accompanying financial statements fairly summarize, in all material respects, the related complete consolidated financial statements in accordance with the criteria described in the Guideline referred to above.

These summarized financial statements do not contain all the disclosures required by Canadian generally accepted accounting principles. Readers are cautioned that these statements may not be appropriate for their purposes. For more information on the entity's financial position, results of operations and cash flows, reference should be made to the related complete consolidated financial statements.

PricewaterhouseCoopers LLP
CHARTERED ACCOUNTANTS
WINNIPEG, CANADA

MARCH 16, 2005

Consolidated Balance Sheets

($ in thousands)	**January 29, 2005**	January 31, 2004
ASSETS		
Current assets		
Cash	**$ 11,438**	$ 16,627
Accounts receivable	**69,040**	59,414
Inventories	**122,034**	114,790
Prepaid expenses	**2,663**	3,083
Future income taxes	**2,467**	2,916
	207,642	196,830
Property and equipment	**186,104**	192,395
Other assets	**11,959**	12,153
Future income taxes	**7,932**	8,222
	$413,637	$409,600
LIABILITIES		
Current liabilities		
Bank advances and short-term notes	**$ 32,023**	$ 30,313
Accounts payable and accrued liabilities	**51,776**	50,306
Income taxes payable	**3,539**	1,881
Current portion of long-term debt	**106**	640
	87,444	83,140
Long-term debt	**88,803**	96,949
Asset retirement obligations	**1,105**	1,033
	177,352	181,122
EQUITY		
Capital	**165,205**	165,205
Unit purchase loan plan	**(4,429)**	(3,650)
Retained earnings	**70,560**	61,679
Cumulative currency translation adjustments	**4,949**	5,244
	236,285	228,478
	$413,637	$409,600

Approved by the Trustees and Board

Ian Sutherland TRUSTEE & DIRECTOR — Edward S. Kennedy DIRECTOR

All financial data was summarized from and should be read in conjunction with the audited consolidated financial statements included in the Management's Discussion & Analysis and Consolidated Financial Statements report which is available through SEDAR at www.sedar.com or the Company's website at www.northwest.ca

Consolidated Statements of Earnings & Retained Earnings

($ in thousands)	52 Weeks Ended January 29, 2005	53 Weeks Ended January 31, 2004
SALES	**$ 788,693**	$ 782,720
Cost of sales, selling and administrative expenses	**(712,087)**	(709,894)
Net earnings before amortization, interest and income taxes	**76,606**	72,826
Amortization	**(23,905)**	(22,401)
	52,701	50,425
Interest, including interest on long-term debt of $4,821 (2003 $5,495)	**(5,761)**	(6,299)
	46,940	44,126
Provision for income taxes	**(9,675)**	(8,396)
NET EARNINGS FOR THE YEAR	**37,265**	35,730
Retained earnings, beginning of year as previously reported	**61,679**	52,165
Accounting changes	**-**	(1,144)
Retained earnings as restated	**98,944**	86,751
Distributions	**(28,384)**	(25,072)
RETAINED EARNINGS, END OF YEAR	**$ 70,560**	$ 61,679
NET EARNINGS PER UNIT		
Basic	**$ 2.34**	$ 2.24
Diluted	**$ 2.32**	$ 2.22

All financial data was summarized from and should be read in conjunction with the audited consolidated financial statements included in the Management's Discussion & Analysis and Consolidated Financial Statements report which is available through SEDAR at www.sedar.com or the Company's website at www.northwest.ca

Consolidated Statements of Cash Flows

($ in thousands)	**52 Weeks Ended January 29, 2005**	53 Weeks Ended January 31, 2004
CASH PROVIDED BY (USED IN)		
Operating Activities		
Net earnings for the year	**$ 37,265**	$ 35,730
Non-cash items		
Amortization	**23,905**	22,401
Future income taxes	**636**	2,789
Pension (credit) expense	**(352)**	(637)
Amortization of deferred financing costs	**186**	186
Loss (Gain) on disposal of property and equipment	**1,158**	(1,583)
Cash flow from operations	**62,798**	58,886
Change in other non-cash items	**(13,873)**	7,894
Operating activities	**48,925**	66,780
Investing Activities		
Purchase of property and equipment	**(22,323)**	(33,273)
Proceeds from disposal of property and equipment	**694**	3,070
Investing activities	**(21,629)**	(30,203)
Financing Activities		
Change in bank advances and short-term notes	**1,885**	2,475
Net purchase of units for unit purchase loan plan	**(779)**	(285)
Repayment of long-term debt	**(4,486)**	(1,952)
Distributions	**(29,105)**	(30,639)
Financing activities	**(32,485)**	(30,401)
NET CHANGE IN CASH	**(5,189)**	6,176
Cash, beginning of year	**16,627**	10,451
CASH, END OF YEAR	**$ 11,438**	$ 16,627
Supplemental disclosure of cash paid for:		
Interest expense	**$ 6,076**	$ 6,410
Income taxes	**7,453**	4,513

All financial data was summarized from and should be read in conjunction with the audited consolidated financial statements included in the Management's Discussion & Analysis and Consolidated Financial Statements report which is available through SEDAR at www.sedar.com or the Company's website at www.northwest.ca

Eleven-Year Financial Summary

Fiscal Year ($ in thousands)	2004 52 weeks	2003 53 weeks	2002 52 weeks	2001 52 weeks	2000 52 weeks
Consolidated Statements of Earnings					
Sales—Canadian Operations	**$ 629,822**	$ 615,661	$ 565,747	$ 532,349	$ 502,756
Sales—Alaskan Operations	**158,871**	167,059	184,012	171,694	156,276
Sales—Total	**788,693**	782,720	749,759	704,043	659,032
Trading Profit (EBIUTDA)[1]—Canadian Operations	**62,629**	57,663	59,163	60,337	54,534
Trading Profit (EBIUTDA)[1]—Alaskan Operations	**13,977**	15,163	13,108	10,198	9,352
Trading Profit (EBIUTDA)[1]—Total Operations	**76,606**	72,826	72,271	70,535	63,886
Amortization—Canadian Operations	**19,977**	18,413	18,976	19,301	18,568
Amortization—Alaskan Operations	**3,928**	3,988	3,696	3,393	2,987
Amortization—Total	**23,905**	22,401	22,672	22,694	21,555
Unusual item	**-**	-	-	-	-
Interest	**5,761**	6,299	6,681	10,501	13,236
Income tax provision (recovery)	**9,675**	8,396	8,449	8,325	961
Net earnings (loss)	**37,265**	35,730	34,469	29,015	28,134
Cash flow from operations	**62,798**	58,886	59,184	55,773	47,782
Distributions/Dividends paid during the year	**29,105**	30,639	25,157	21,375	21,446
Cash flow from operations after distributions/dividends	**33,693**	28,247	34,027	34,398	26,336
Capital expenditures	**22,323**	33,273	20,128	20,427	19,133
Net change in cash	**(5,189)**	6,176	475	1,388	(1,567)
Consolidated Balance Sheets					
Current assets	**$ 207,642**	$ 196,830	$ 209,900	$ 219,956	$ 192,250
Property and equipment	**186,104**	192,395	188,194	194,025	194,448
Other assets	**11,959**	12,153	10,775	9,836	10,055
Future income taxes	**7,932**	8,222	9,322	9,358	19,212
Current liabilities	**87,444**	83,140	91,995	204,017	100,886
Long-term debt and other liabilities	**89,908**	97,982	106,812	9,634	124,106
Equity	**236,285**	228,478	219,384	219,524	190,973
Consolidated per Unit/Share ($)					
Net earnings (loss) before unusual item—basic	**$ 2.34**	$ 2.24	$ 2.15	$ 1.95	$ 1.89
Net earnings (loss)—diluted	**2.32**	2.22	2.14	1.95	1.89
Trading profit[2]	**4.81**	4.57	4.51	4.74	4.29
Cash flow from operations[2]	**3.95**	3.69	3.70	3.74	3.21
Distributions paid in cash during the year	**1.80**	1.90	1.56	1.46	1.44
Distributions paid in units during the year	**0.00**	0.00	0.00	0.00	0.00
Dividends paid in cash during the year	**0.00**	0.00	0.00	0.00	0.00
Cash flow from operations after cash distributions/dividends[2]	**2.15**	1.79	2.14	2.28	1.77
Equity at end of fiscal year (basic units outstanding)	**14.86**	14.34	13.76	13.61	13.00
Market price at January 31	**30.65**	23.63	20.70	17.20	13.00
Statistics at Year End					
Number of stores—Canadian	**158**	156	154	153	153
Number of stores—Alaskan	**25**	25	25	24	24
Selling square feet (000's) end of year—Canadian Stores	**1,093**	1,106	1,070	1,050	1,019
Selling square feet (000's) end of year—Alaskan Stores	**255**	254	245	244	238
Sales per average selling square foot—Canadian	**$ 573**	$ 566	$ 534	$ 515	$ 499
Sales per average selling square foot—Alaskan	**$ 624**	$ 669	$ 752	$ 712	$ 661
Number of employees—Canadian Operations	**4,830**	4,552	4,270	4,015	3,822
Number of employees—Alaskan Operations	**692**	736	657	690	655
Average units/shares outstanding (000's)	**15,918**	15,940	16,007	14,896	14,875
Units/Shares outstanding at end of fiscal year (000's)	**15,900**	15,933	15,948	16,126	14,691
Units/Shares traded during the year (000's)	**7,393**	7,207	7,617	4,776	4,843
Financial Ratios					
Trading profit[1] (%)	**9.7**	9.3	9.6	10.0	9.7
EBIUT[3] (%)	**6.7**	6.4	6.6	6.8	6.4
Total return on net assets before unusual item (%)	**14.8**	14.1	13.4	12.7	11.5
Return on average equity before unusual item (%)	**16.2**	16.0	15.8	14.9	15.2
Debt-to-equity	**.51:1**	.56:1	.62:1	.69:1	.92:1
Distributions/Dividends as % of cash flow from operations	**46.3**	52.1	42.5	38.3	44.9
Inventory turnover (times)	**4.2**	4.1	3.7	3.3	3.3

1 Earnings before interest, unusual item, taxes and amortization 2 Based on average basic units outstanding 3 Earnings before interest, unusual item and taxes

Fiscal Year ($ in thousands)	1999 52 weeks	1998 52 weeks	1997 53 weeks	1996 52 weeks	1995 52 weeks	1994 52 weeks
Consolidated Statements of Earnings						
Sales—Canadian Operations	$ 478,508	$ 494,023	$ 497,997	$ 474,465	$ 470,306	$ 470,890
Sales—Alaskan Operations	147,961	135,095	118,713	116,118	121,728	115,352
Sales—Total	626,469	629,118	616,710	590,583	592,034	586,242
Trading Profit (EBIUTDA)[1]—Canadian Operations	51,075	55,736	53,478	57,198	47,451	48,760
Trading Profit (EBIUTDA)[1]—Alaskan Operations	8,881	6,304	3,620	2,159	580	1,877
Trading Profit (EBIUTDA)[1]—Total Operations	59,956	62,040	57,098	59,357	48,031	50,637
Amortization—Canadian Operations	17,287	16,739	15,525	14,181	12,535	10,377
Amortization—Alaskan Operations	2,860	2,470	1,986	1,968	2,636	1,828
Amortization—Total	20,147	19,209	17,511	16,149	15,171	12,205
Unusual item	–	20,000	–	–	16,129	–
Interest	11,701	13,714	12,298	11,843	12,548	10,472
Income tax provision (recovery)	151	(7,028)	6,252	13,507	9,355	11,721
Net earnings (loss)	27,957	16,145	21,037	17,858	(5,172)	16,239
Cash flow from operations	44,854	52,110	35,992	30,587	23,966	26,173
Distributions/Dividends paid during the year	21,600	18,750	8,925	6,094	6,466	6,304
Cash flow from operations after distributions/dividends	23,254	33,360	27,067	24,493	17,500	19,869
Capital expenditures	22,777	18,328	28,818	22,994	29,745	58,476
Net change in cash	(1,481)	1,260	6,967	(1,759)	(1,285)	(683)
Consolidated Balance Sheets						
Current assets	$ 176,164	$ 174,137	$ 213,659	$ 184,836	$ 185,932	$ 204,253
Property and equipment	195,429	197,310	198,074	184,268	179,651	179,822
Other assets	12,351	13,045	13,403	14,632	10,364	8,359
Future income taxes	3,593	2,919	(9,102)	(8,570)	(9,587)	(10,930)
Current liabilities	92,486	90,723	121,398	92,585	83,671	135,591
Long-term debt and other liabilities	125,146	132,571	134,476	135,228	142,736	85,939
Equity	169,905	164,117	160,160	147,353	139,953	159,974
Consolidated per Unit/Share ($)						
Net earnings (loss) before unusual item—basic	$ 1.86	$ 1.82	$ 1.40	$ 1.18	$ 0.68	$ 1.00
Net earnings (loss)—diluted	1.86	1.08	1.40	1.18	(0.32)	1.00
Trading profit[2]	4.00	4.14	3.81	3.93	2.99	3.13
Cash flow from operations[2]	2.99	3.47	2.40	2.03	1.49	1.62
Distributions paid in cash during the year	1.44	1.00	0.40	0.00	0.00	0.00
Distributions paid in units during the year	0.00	0.25	0.00	0.00	0.00	0.00
Dividends paid in cash during the year	0.00	0.00	0.20	0.40	0.40	0.39
Cash flow from operations after cash distributions/dividends[2]	1.55	2.47	1.80	1.63	1.09	1.23
Equity at end of fiscal year (basic units outstanding)	11.33	10.94	10.68	9.82	9.02	9.90
Market price at January 31	12.00	15.60	14.00	11.00	8.00	9.88
Statistics at Year End						
Number of stores—Canadian	153	151	163	160	161	164
Number of stores—Alaskan	25	23	28	27	28	28
Selling square feet (000's) end of year—Canadian Stores	998	990	1,063	1,026	1,009	1,004
Selling square feet (000's) end of year—Alaskan Stores	235	229	227	229	223	223
Sales per average selling square foot—Canadian	$ 481	$ 481	$ 477	$ 466	$ 467	$ 482
Sales per average selling square foot—Alaskan	$ 638	$ 592	$ 520	$ 513	$ 545	$ 622
Number of employees—Canadian Operations	3,787	3,823	4,004	3,725	3,779	3,728
Number of employees—Alaskan Operations	655	635	685	645	704	640
Average units/shares outstanding (000's)	15,000	15,000	15,000	15,095	16,040	16,164
Units/Shares outstanding at end of fiscal year (000's)	15,000	15,000	15,000	15,000	15,519	16,164
Units/Shares traded during the year (000's)	2,795	4,606	6,195	6,862	5,873	3,691
Financial Ratios						
Trading profit[1] (%)	9.6	9.9	9.3	10.1	8.1	8.6
EBIUT[3] (%)	6.4	6.8	6.4	7.3	5.6	6.6
Total return on net assets before unusual item (%)	11.6	12.1	11.4	13.4	9.8	12.4
Return on average equity before unusual item (%)	16.8	17.6	13.9	12.7	7.0	10.6
Debt-to-equity	1.01:1	1.06:1	1.26:1	1.19:1	1.27:1	1.10:1
Distributions/Dividends as % of cash flow from operations	48.2	36.0	24.8	19.9	27.0	24.1
Inventory turnover (times)	3.4	3.1	3.0	3.0	2.8	2.8

1 Earnings before interest, unusual item, taxes and amortization 2 Based on average basic units outstanding 3 Earnings before interest, unusual item and taxes

Independence & Integrity—Adhering to the NWF Tradition of Strong Values



The Company has a system of corporate governance, as summarized below, which is in compliance with the guidelines set out by the Toronto Stock Exchange.

The mandate of the Board is to supervise the management of the business and the affairs of the Company, to act in the Company's best interest and to exercise the care, skill and diligence that a reasonably prudent preson would exercise in comparable circumstances. In fulfilling its mandate, the Board is responsible for, among other things, the following:

1. The adoption of a strategic planning process;
2. Identification of the principal risks of the Company's business and ensuring the implementation of the appropriate systems to manage these risks;
3. Succession planning, which includes appointing, training and monitoring senior management;
4. Ensuring that an effective unitholder and investor relations communications program is in place;
5. The integrity of internal controls and management information systems; and
6. The review and evaluation of operations, results and action plans, and the assessment of the performance of the chief executive officer.

Complete disclosure of North West Company Fund's corporate governance is provided in the Company's Management Information Circular, which is available on the Canadian Securities Administrators' website at www.SEDAR.com or in the investor section of The North West Company's website at www.northwest.ca.

"Board members have always governed themselves with the independence and integrity that one would expect from the NWF tradition for adhering to its strong values."

IAN SUTHERLAND, CHAIRMAN, THE NORTH WEST COMPANY INC., TRUSTEE, NORTH WEST COMPANY FUND


INVESTOR · CUSTOMER · EMPLOYEE · COMMUNITY · SUPPLIER ·



THE NORTH WEST COMPANY INC. OFFICERS

(NOT SHOWN)

Ian Sutherland
Chairman

Edward S. Kennedy
President & CEO

◄ LEFT TO RIGHT

Léo P. Charrière
Executive Vice-President, CFO & Secretary

Karen J. Milani
Vice-President, Human Resources

Carl A. McKay
Executive Vice-President, Northern Canada Retail

Scott A. McKay
Vice-President & General Manager, Giant Tiger West Retail

▲ LEFT TO RIGHT

Leonard G. Flett (FRONT)
Vice-President, Store Development & Public Affairs

Scott F. Findlay
Vice-President & General Manager, Food Procurement & Wholesaling

Kenneth M. Claudel
Vice-President, Logistics & Supply Chain Services

Gerald L. Mauthe
Vice-President, Information Services

NORTH WEST COMPANY FUND OFFICERS

Edward S. Kennedy
President & CEO

Léo P. Charrière
Executive Vice-President, CFO & Secretary

Reinhard Sedlacek
Treasurer

PRINCIPAL SUBSIDIARY COMPANY

NWC (U.S.) HOLDINGS INC.

PRINCIPAL SUBSIDIARY COMPANY OF NWC (U.S.) HOLDINGS INC.

ALASKA COMMERCIAL COMPANY

LEFT TO RIGHT ►

Edward S. Kennedy[1, 2] (FRONT)
Chairman & CEO

Gerald H. Bittner[1]

Rex A. Wilhelm[1, 2]
President

Léo P. Charrière[1, 2] (NOT SHOWN)
CFO & Secretary

Reinhard Sedlacek[2] (NOT SHOWN)
Treasurer

LEFT TO RIGHT ▼

Henry J. Baldwin II[2] (FRONT)
Vice-President, Human Resources & Logistics

Rex A. Wilhelm[1, 2]
President

Robert S. Galosich[2]
Vice-President, Wholesale Operations

Benjamin C. Piatt[2]
Vice-President, Marketing

Walter E. Pickett[2]
Vice-President, Store Operations

R. Grant Hodge[1] (NOT SHOWN)
Advisor, Store Operations

1 DIRECTOR 2 OFFICER





NWC Directors & NWF Trustees

THE NORTH WEST COMPANY INC. DIRECTORS

Ian Sutherland
Edward S. Kennedy
Donald A. Beaumont
Frank J. Coleman
Robert J. Kennedy
Gary J. Lukassen
Keith G. Martell
James G. Oborne
H. Sanford Riley

NORTH WEST COMPANY FUND TRUSTEES

Ian Sutherland
Kevin R. Bolt
David G. Broadhurst

1 Corporate Governance & Nominating
2 Audit
3 Human Resources & Compensation
4 Pension



LEFT TO RIGHT

Ian Sutherland 60 Chairman of the Board of NWC since 1997; CEO of NWC from 1993 to 1997. For most of his career, he has been an officer of MCAP Inc. and its predecessor The Mutual Trust Company. Director, MCAP Inc., MCAP Commercial Limited Partnership, Clearlink Capital Corporation, Strongco Inc. and Transport Nanuk Inc. NWC Director since he participated in the founding of the Company and the purchase of Northern Stores from the Hudson's Bay Company in 1987. NWF Trustee since 1997.

Donald A. Beaumont 70 President of Beaumont & Associates Retail Consultants since 1996; President and CEO of Kmart Canada Ltd. from 1991 to 1996. Advisory Board of Communitech Inc. NWC Director since 1996.

Kevin R. Bolt 52 Partner at Aikins, MacAulay & Thorvaldson since 1998; Senior Partner at Pitblado & Hoskin from 1985 to 1998. NWF Trustee since 1997.

Edward S. Kennedy 45 (NOT SHOWN) President and CEO of NWC and Chairman and CEO of the Alaska Commercial Company (AC) since 1997; Executive Vice-President of NWC and Chairman and CEO of AC from 1995 to 1997; Executive Vice-President and COO of NWC from 1993 to 1995; Vice-President of Corporate Development, Counsel and Secretary of NWC from 1989 to 1993. Director, Balmoral Hall School, Alaska Commercial Company, Transport Nanuk Inc. and Northwest Transport Ltd. NWC Director since 1996.





Robert J. Kennedy 55 CEO, WiBand Communications Corp. since 1999; Worldwide Business Development Executive of the IBM Corporation from 1997 to 1999; CEO and founder of PBSC Computer Training Centres from 1985 to 1997; CEO and founder of ComputerLand Western Canada from 1978 to 1987. Director, Jazz Golf Equipment Inc. NWC Director since 2003.

H. Sanford Riley 54 President and CEO of Richardson Financial Group Limited since 2003; Chairman of Investors Group Inc. from 2001 to 2003; President and CEO of Investors Group Inc. from 1992 to 2001. Chancellor of the University of Winnipeg; Chairman, University of Winnipeg Foundation. Director, Molson Coors Brewing Company and James Richardson & Sons affiliated companies. NWC Director since 2003.

Gary J. Lukassen 61 Executive Vice-President and Chief Financial Officer of the Hudson's Bay Company (HBC) from 1989 until his retirement in 2001; Director of the HBC from 1987 to 2001; Senior Vice-President, Finance and Administration of the HBC from 1987 to 1989. Director, Stelco Inc., Abitibi Consolidated Inc. and Spinrite Income Fund. NWC Director since 1987.

Frank J. Coleman 51 President and CEO of the Coleman Group of Companies since 1989. Director, Fishery Products International, Canadian Council of Grocery Distributors and United Grocers Inc. NWC Director since 1999.



David G. Broadhurst 63 President of Poynton Investments Limited; President and COO of Reeve Court Insurance Limited (Bermuda) from 1998 to 2001; Investment Banker with First Marathon Securities Limited from 1996 to 1998; previously spent his entire career with PriceWaterhouse Canada retiring in 1996 as the Senior Tax Partner. Director, MCAP Inc. and Gerbro Inc. NWF Trustee since 1997.

James G. Oborne 63 After 25 years as an Investment Dealer working in research, corporate finance, sales and branch management with two national firms, he has been Chairman of the Westgate Capital Group and Managing Partner of the Vision Capital Fund LP since 1990. Chairman, the University of Winnipeg Pension Committee. Director, Jazz Golf Equipment Inc., Faneuil Group Inc. and MDS Capital Corporation. NWC Director since 1987.

Keith G. Martell 42 Chairman of the First Nations Bank of Canada since 1997; Executive Director of Finance of the Federation of Saskatchewan Indian Nations from 1994 to 1997; Chartered Accountant with KPMG from 1985 to 1994. Director, Saskatchewan Institute of Applied Sciences and Technology, Public Sector Pension Investment Board of Canada, St. Paul's Hospital Foundation, Flying Dust First Nation TLE Trust and Primrose Lake Settlement Trust. NWC Director since 2000.



Unitholder Information

Quarterly History

Fiscal Year	Unit Price High	Unit Price Low	Unit Price Close	Volume	EPU *
2004	**$ 31.74**	**$ 23.10**	**$ 30.65**	**7,392,594**	**$ 2.32**
April 30, 2004	25.25	23.20	23.30	2,712,528	0.40
July 31, 2004	26.34	23.10	23.61	1,607,521	0.58
October 31, 2004	27.00	23.50	26.60	1,443,974	0.68
January 31, 2005	31.74	26.21	30.65	1,628,571	0.66
2003	**$ 25.50**	**$ 20.87**	**$ 23.63**	**7,206,507**	**$ 2.22**
April 30, 2003	23.00	20.87	22.70	1,346,702	0.35
July 31, 2003	24.10	22.75	23.90	1,903,368	0.55
October 31, 2003	25.45	22.50	23.98	2,190,157	0.66
January 31, 2004	25.50	23.60	23.63	1,766,280	0.66
2002	**$ 21.03**	**$ 16.95**	**$ 20.70**	**7,616,932**	**$ 2.14**
April 30, 2002	19.45	16.95	19.35	2,546,262	0.39
July 31, 2002	20.44	18.01	19.70	1,734,717	0.57
October 31, 2002	20.99	18.60	20.35	1,887,953	0.55
January 31, 2003	21.03	19.51	20.70	1,448,000	0.63

* Net earnings per unit on a diluted basis

Total Return Performance (% at January 31)


450
375
300
225
150
75
0
2000
2001
2002
2003
2004
2005
100 100 100 100 100
123 111 115 76 145
180 93 134 80 194
235 81 176 81 191
290 107 163 101 226
403 118 153 124 272

This chart illustrates the relative performance of units of North West Company Fund over the past five years. The index incorporates the reinvestment of dividends and income distributions.

- ■ NWF.UN
- □ TSX Composite
- ■ Consumer Durables/Apparel Group
- ■ Retailing Group
- ■ Food/Staples Retailing Group

2005 Financial Calendar Reporting Dates

First Quarter: June 9, 2005
Second Quarter: September 8, 2005
Third Quarter: December 8, 2005
Fourth Quarter: March 16, 2006

North West Company Fund Distribution Dates

Record and Payable Date: March 31, 2005
Distributable Date: April 15, 2005

Record and Payable Date: June 30, 2005
Distributable Date: July 15, 2005

Record and Payable Date: September 30, 2005
Distributable Date: October 15, 2005

Record and Payable Date: December 31, 2005
Distributable Date: January 15, 2006

Annual and Special Meeting

The Annual and Special Meeting of Unitholders of North West Company Fund will be held on Thursday, June 9, 2005 at 11:30 am in the Muriel Richardson Auditorium, Winnipeg Art Gallery, 300 Memorial Boulevard, Winnipeg, Manitoba.

Transfer Agent and Registrar

CIBC Mellon Trust Company
Winnipeg and Toronto
Toll-free: 1 800 387 0825
www.cibcmellon.ca

Stock Exchange Listing

The Toronto Stock Exchange

Stock Symbol NWF.UN

TIN #: T 17 685 782
CUSIP #: 662906-10-6

Number of units outstanding at fiscal year end on a diluted basis: 16,126,000
Average number of units outstanding in 2004 on a diluted basis: 16,126,000

Auditors

PricewaterhouseCoopers LLP

Bankers

The Toronto-Dominion Bank
Bank of Montreal

For additional copies of this report or for general information about the Fund or the Company, contact our Assistant Corporate Secretary, Reinhard Sedlacek.
Dial Direct: 204 934 1525
Fax: 204 934 1455
Email: rsedlacek@northwest.ca
Corporate Website: www.northwest.ca

RETAIL BANNERS

Northern — **133 Stores** Northern is a combination food and general merchandise store format located in remote, northern Canadian communities.

AC Value Center — **24 Stores** AC Value Centers are retail outlets offering food and general merchandise to communities throughout rural Alaska.

NorthMart — **5 Stores** The NorthMart format is targeted at larger, regional markets and offers an expanded selection of fresh food and fashion merchandise.

Quickstop — **7 Stores** Quickstop convenience stores offer prepared foods, petroleum products and a full convenience assortment with a selection carefully tailored to local needs.

Giant Tiger — **10 Stores** Giant Tiger stores are operated under a master franchise agreement. Giant Tiger is a leading Canadian junior discount retailer.

Selections — Each year more than 240,000 copies of the *Selections* catalogue are distributed across northern Canada featuring everything from guitars and snowmobiles to computers.

WHOLESALE DIVISIONS

Frontier Expeditors — Frontier Expeditors is one of the leading distributors of food and general merchandise to independent grocery stores in rural Alaska.

Crescent Multi Foods, Wholesale Distributors — Crescent Multi Foods is a distributor of produce and fresh meats to independent grocery stores in Saskatchewan, Manitoba and northwestern Ontario.

The North West Company, Fur Marketing Branch — **3 Branches** These stores offer native handicrafts and authentic Canadian heritage products, as well as wild furs.

Inuit Art Marketing Service — Canada's largest distributor of Inuit art offers an outstanding selection of carvings to galleries and boutiques.

Our purpose is to enhance peoples' lives by offering shopping choices that are more convenient, more affordable, more dependable or more lifestyle appropriate compared to any other retailer.

Imagine




Del Monte
Monte



The North West Company Inc.

EXEMPTION NUMBER 82-34737



NORTH WEST COMPANY FUND

May 4, 2005

FILED VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marches financiers
New Brunswick Securities Commission
Securities Commission of Nova Scotia
Securities Commission of Newfoundland
Prince Edward Island Securities Office

Re: North West Company Fund – SEDAR Project #00770574

North West Company Fund intends to rely on its Renewal AIF filed in Form 51-102F2 filed under SEDAR project number 00770574 as its AIF under National Instrument NI 44-101.

Yours truly,

"Léo Charrière"

Léo Charrière
Executive Vice President, CEO, & Secretary


ENTERPRISING
THE
COMPANY
NORTH WEST
RECEIVED
MAY 16 2005
NORTH WEST COMPANY FUND

NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

The Annual and Special Meeting (the "Meeting") of holders of trust units ("Unitholders") of NORTH WEST COMPANY FUND (the "Fund") will be held in the Muriel Richardson Auditorium, Winnipeg Art Gallery, 300 Memorial Boulevard, Winnipeg, Manitoba, on Thursday, June 9, 2005, at 11:30 a.m. (Winnipeg time), for the following purposes:

1. to receive and consider the consolidated financial statements of the Fund for the period ended January 29, 2005, and the auditors' report thereon;

2. to consider, and if deemed advisable, pass a special resolution amending the Declaration of Trust to change the number of Trustees of the Fund (the "Trustees") to a minimum of seven and a maximum of eleven with the requirement for nine Trustees to hold office subject to change by Trustee resolution;

3. to elect the Trustees of the Fund (the "Trustees") for the ensuing year;

4. to direct the Trustees to elect Directors of the North West Company Inc. for the ensuing year;

5. to consider, and if deemed advisable, pass a special resolution amending the Declaration of Trust to change the quorum requirements for a meeting of Trustees to a minimum of four Trustees or a majority of Trustees then holding office;

6. to appoint auditors of the Fund and the Company for the ensuing year and to authorize the Trustees and Directors to fix the remuneration of the auditors;

7. to consider, and if deemed advisable, to ratify, confirm and approve the amendment to and extension of the Fund's Unitholders Rights Plan Agreement; and

8. to transact such other business as may properly come before the Meeting or any adjournment thereof.

Information relating to items 2 through 8 above is set forth in the accompanying Information Circular dated April 22, 2005.

By resolution, the Trustees of the Fund have fixed the close of business on April 22, 2005 as the record date for the purpose of determining Unitholders entitled to receive Notice of the Meeting.

DATED at Winnipeg, this 22nd day of April 2005.

By order of the Board of Trustees
of North West Company Fund

LÉO CHARRIÈRE
Executive Vice-President, Chief Financial Officer
& Secretary

NORTH WEST COMPANY FUND
INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the Trustees of North West Company Fund (the "Fund") to be used at the Annual and Special Meeting (the "Meeting") of the holders (the "unitholders") of Trust Units (the "Units") of the Fund to be held at the time and place and for the purposes stated in the Notice of Annual and Special Meeting of Unitholders accompanying this Information Circular. The Meeting will be held in the Muriel Richardson Auditorium, Winnipeg Art Gallery, 300 Memorial Boulevard, Winnipeg, Manitoba, on Thursday, June 9, 2005 at 11:30 a.m. (Winnipeg time). Information given herein is given as of April 22, 2005, except where otherwise indicated. The solicitation will be primarily by mail, but proxies may also be solicited by employees of The North West Company Inc. (the "Company"), a wholly owned subsidiary of the Fund, or by CIBC Mellon Trust Company, its transfer agent. The cost of solicitation by Trustees of the Fund will be borne by the Fund.

The Fund, through CIBC Mellon Trust Company, has distributed copies of the Notice of Annual and Special Meeting of Unitholders, Information Circular and Form of Proxy to clearing agencies, securities dealers, banks and trust companies, or their nominees (collectively, "intermediaries") for onward distribution to unitholders whose Units are held by or in the custody of such intermediaries ("non-registered unitholders"). Such intermediaries are required to forward the documents to non-registered unitholders unless such non-registered unitholders have waived the right to receive the material.

The solicitation of proxies from non-registered unitholders will be carried out by intermediaries, the Fund or CIBC Mellon Trust Company, if the names and addresses of non-registered unitholders are provided by such intermediaries.

ADVICE TO BENEFICIAL HOLDERS OF TRUST UNITS

Unitholders who do not hold their Units in their own name (referred to herein as "Beneficial Unitholders") are advised that only proxies from unitholders of record can be recognized and voted upon at the Meeting. Non-registered unitholders who wish to file proxies should follow the directions of their intermediaries with respect to the procedure to be followed. Generally, non-registered unitholders will either:

A. be provided with a request for voting instructions. The intermediary is required to send to CIBC Mellon Trust Company an executed form of proxy completed in accordance with any voting instructions received by it; or

B. be provided with a form of proxy executed by the intermediary but otherwise uncompleted. The non-registered unitholder may complete the proxy and return it directly to CIBC Mellon Trust Company (see "Appointment and Revocation of Proxies").

All references to unitholders in this Circular and the accompanying Notice of Meeting are to unitholders of record unless specifically stated otherwise.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are Trustees of the Fund (the "Trustees").

As indicated on the form of proxy, unitholders desiring to appoint some other person (who need not be a unitholder) to represent them at the Meeting may do so by inserting such person's name in the blank space provided in the form of proxy, returning the completed proxy in the envelope provided, or delivering it to the attention of the Trustees of the Fund at the address set forth below.

A registered unitholder giving a proxy may revoke the proxy by instrument in writing executed by the registered unitholder or his attorney authorized in writing or, if the unitholder is a corporation, by an officer or attorney thereof duly authorized, and deposited at the registered office of the Fund, 77 Main Street, Winnipeg, Manitoba, R3C 2R1, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or in either case with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, or in any other manner permitted by law, but prior to the exercise of such proxy in respect of any particular matter.

A non-registered unitholder may revoke voting instructions or a waiver of the right to receive documents and to vote given to an intermediary at any time by written notice to the intermediary, except that an intermediary is not required to act on a revocation of voting instructions or of a waiver of the right to receive documents and to vote that is not received by the intermediary at least seven days prior to the Meeting.

EXERCISE OF DISCRETION BY PROXIES

The person named in the enclosed form of proxy will vote the Units in respect of which he/she is appointed in accordance with the direction of the unitholder appointing him/her. In the absence of such direction, such Units will be voted in favour of each of the matters referred to in the Notice of Annual and Special Meeting of Unitholders. **The enclosed form of proxy confers discretionary authority upon the person named therein with respect to amendments or variations to matters identified in the Notice of Annual and Special Meeting of Unitholders, and with respect to other matters which may properly come before the Meeting.** As at the date of this Information Circular, the Trustees of the Fund know of no such amendments, variations, or other matters to come before the Meeting other than the matters referred to in the Notice of Annual and Special Meeting of Unitholders.

VOTING UNITS, RECORD DATE AND PRINCIPAL HOLDERS THEREOF

The issued and outstanding capital of the Fund as at April 22, 2005, consists of 16,126,000 Units to which are attached voting rights.

At all Meetings of the Unitholders, each unitholder is entitled to one vote for each Unit registered in his/her name on the books of the Fund. Every question coming before the Meeting shall, unless otherwise required by law or otherwise, be determined by the majority of votes duly cast on the question.

Unitholders of record as of April 22, 2005 shall be entitled to vote at the Meeting.

As at April 22, 2005 to the knowledge of the Trustees of the Fund, no person or corporation beneficially owns or exercises control or direction over more than 10% of the Fund's outstanding Units.

THE FUND

The Fund is an open-ended mutual fund trust governed by the laws of the Province of Manitoba and created pursuant to a Declaration of Trust dated as of January 31, 1997 (the "Declaration of Trust"), which was amended on March 2, 1997, June 4, 1998 and February 25, 2003. The Fund is administered by a Board of Trustees. The principal and head office of the Fund is located at 77 Main Street, Winnipeg, Manitoba, R3C 2R1.

The Fund is a limited-purpose trust and is restricted to:

(a) investing in such securities as may be approved from time to time by the Trustees of the Fund and the Board of Directors of the Company (the "Board");

(b) disposing of any part of the assets of the Fund;

(c) temporarily holding cash and investments for the purpose of paying the expenses and liabilities of the Fund, paying amounts payable by the Fund in connection with the redemption of any Units and making distributions to unitholders; and

(d) undertaking such other business and activities as shall be approved by the Trustees from time to time provided that such business or activity does not result in the Fund not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Income Tax Act.

CHANGE IN NUMBER OF TRUSTEES

Unitholders are being asked to pass a special resolution, requiring the affirmative vote of not less than 66 2/3% of the votes cast by unitholders with respect to the following proposed amendment to the Declaration of Trust.

Section 8.1 of the Declaration of Trust provides for a Board of Trustees consisting of a minimum of three Trustees and a maximum of seven Trustees. The three current Trustees have determined that it would be in the best interests of the Fund and the unitholders for the minimum number of Trustees to be increased to seven and the maximum number of Trustees increased to eleven. The current Trustees and the Company's Board of Directors believe that the increased size of the Board of Trustees will provide greater resources to the Fund. Therefore, the following special resolution of unitholders is proposed pursuant to Section 12.1 of the Declaration of Trust:

"Be it resolved, as a Special Resolution of the Unitholders of the North West Company Fund that Section 8.1 of the Declaration of Trust shall be amended such that it shall now provide as follows:

> "The Trustees shall consist of not more than eleven nor less than seven Trustees, with the number of Trustees from time to time within such range being fixed by resolution of the Trustees provided that until otherwise so determined by resolution of the Trustees, the number of Trustees shall be nine."

And this Special Resolution shall be effective immediately upon passage."

CHANGE IN QUORUM

Unitholders are being asked to pass a special resolution, requiring the affirmative vote of not less than sixty-six and two thirds percent of the votes cast by the unitholders with respect to the following proposed amendment to the Declaration of Trust, which amendment will be proposed by the Trustees in the event that the special resolution amending section 8.1 of the Declaration of Trust is duly passed.

The purpose of this amendment is to increase the number of Trustees required to be present at a meeting of Trustees in order for the transaction of business to occur to be increased to a minimum of four in order to insure that a majority of Trustees are present for the transaction of Business. Therefore, the following special resolution of unitholders is proposed pursuant to Section 12.1 of the Declaration of Trust:

"Be it resolved, as a special resolution of the unitholders of the North West Company Fund that Section 8.5 of the Declaration of Trust shall be amended such that it shall now provide as follows:

> "The Quorum for the transaction of business of any meeting of the Trustees shall consist of the greater of four Trustees or a majority of the number of Trustees then holding office, and, notwithstanding any vacancy among the number of Trustees, a quorum of Trustees may exercise all of the powers of the Trustees."

ELECTION OF TRUSTEES OF THE FUND

Subject to the passage of the Special Resolution of Unitholders set forth under the heading "Change in Number of Trustees" above, it is proposed that the number of Trustees to be elected at the Meeting be nine, all of whom shall hold office until the next Annual Meeting of the Fund unless such person ceases to be a Trustee before then. All of the individuals listed under the heading "Proposed Trustees" other than David G. Broadhurst, is currently a Director of the Company and has indicated their willingness to serve as a Trustee of the Fund in addition to their roles as Directors of the Company.

Information given herein with respect to each of the current Trustees of the Fund and the proposed Trustees of the Fund is based upon information furnished to the Fund by each such individual.

The following tables state the names of all the persons who are currently Trustees and the names of all persons who are proposed to be nominated for election as Trustees, all other positions and offices within the Company and the Fund now held by them, their principal occupation or employment and the approximate number of Units of the Fund beneficially owned or subject to control or direction by each of them.

The persons named in the enclosed form of proxy intend to vote for the election of the nominees set forth in the "Proposed Trustees" table as Trustees unless unitholders specify in such proxy that their Units are to be withheld from voting in the election of Trustees or voted otherwise. For clarity, of the current Trustees set forth below, Ian Sutherland, currently the Chairman of the Fund and the Company, and David G. Broadhurst are proposed to continue in their capacity as a Trustee.

Current Trustees

Name and Principal Occupation	Municipality of Residence	Trustee Since	Units Beneficially Owned or Subject to Control or Direction
Kevin R. Bolt, Partner, Aikins, MacAulay& Thorvaldson LLP	Winnipeg, Manitoba, Canada	1997	1,950
David G. Broadhurst, President, Poynton Investments Limited	Toronto, Ontario, Canada	1997	3,000
Ian Sutherland, Chairman, The North West Company Inc.	Oro Medonte, Ontario Canada	1997	338,000

Proposed Trustees

Name and Principal Occupation	Municipality of Residence	Trustee Since	Units Beneficially Owned or Subject to Control or Direction
Frank Coleman President & Chief Executive Officer Coleman Group of Companies	Corner Brook, Newfoundland, Canada	---	36,500
R.J. (Bob) Kennedy Chief Executive Officer WiBand Communications Corp.	Winnipeg, Manitoba, Canada	---	2,000
Edward S. Kennedy President & Chief Executive Officer The North West Company Inc.	Winnipeg,Manitoba, Canada	---	171,138
Gary J. Lukassen Corporate Director	Mississauga,Ontario, Canada	---	3,750
Keith Martell Chairman First Nations Bank of Canada	Saskatoon, Saskatchewan, Canada	---	2,000
James G. Oborne Chairman Westgate Capital Management Corp.	Winnipeg, Manitoba, Canada	---	61,700
H. Sanford (Sandy) Riley President & Chief Executive Officer Richardson Financial Group Limited	Winnipeg,Manitoba, Canada	---	2,000
David G. Broadhurst President, Poynton Investments Limited	Toronto, Ontario, Canada	1997	3,000
Ian Sutherland Chairman, The North West Company Inc.	Oro Medonte, Ontario Canada	1997	338,000

All of the above-named persons have held their present positions or other executive positions with the same or associated firms or organizations during the past five (5) years, except as follows:

David G. Broadhurst is President of Poynton Investments Limited; President and C.O.O. of Reeve Court Insurance Limited (Bermuda) from 1998 to 2001; Investment Banker with First Marathon Securities Limited from 1996 to 1998. Previously he spent his entire career with PriceWaterhouse Canada retiring in 1996 as the Senior Tax Partner. Mr. Broadhurst has been a Trustee since 1997.

Gary J. Lukassen was Executive Vice-President and Chief Financial Officer of the Hudson's Bay Company (HBC) from 1989 until his retirement in 2001; Director of the HBC from 1987 to 2001; Senior Vice-President, Finance and Administration of the HBC from 1987 to 1989. Director, Stelco Inc., Abitibi Consolidated Inc. and Spinrite Income Fund. Director of the Company since 1987.

H. Sanford Riley is President and C.E.O. of Richardson Financial Group Limited since 2003; Chairman of Investors Group Inc. from 2001 to 2003; President and C.E.O. of Investors Group Inc. from 1992 to 2001. Chancellor of the University of Winnipeg; Chairman, University of Winnipeg Foundation. Director, Molson Coors Brewing Company and James Richardson & *Sons affiliated companies. Director of the Company since 2003.*

Ian Sutherland was President of MCAP Inc. from September 1998 to August 2000.

RECORD OF MEETING ATTENDANCE BY TRUSTEES
(For the 12 months ended January 29, 2005)

TRUSTEE MEMBER	TRUSTEE COMMITTEE MEETINGS	BOARD MEETINGS	AUDIT COMMITTEE MEETINGS
Kevin Bolt	4 of 4	4 of 4	4 of 4
David Broadhurst	4 of 4	4 of 4	4 of 4
Ian Sutherland	4 of 4	4 of 4	4 of 4

REMUNERATION OF TRUSTEES

Trustees are entitled to a quarterly fee of $4,000, a fee of $1,000 per Trustee meeting and a fee of $1,000 per Audit Committee meeting. Trustees are also reimbursed for reasonable traveling and other expenses properly incurred by them in attending meetings of the Trustees or any committee thereof or in connection with their services as Trustees. The Trustees met four times during the financial reporting period of the Fund ended January 29, 2005. Total Trustees' fees for the financial reporting period of the Fund ended January 29, 2005 were $69,600.

If the proposed resolution to increase the number of Trustees is adopted and if a Trustee of the Fund is also a Director of the Company, then that person will no longer receive remuneration as a Director except for Board committees that they participate in other than the Audit Committee.

ELECTION OF DIRECTORS OF THE COMPANY

The Company is a wholly owned subsidiary of the Fund. Pursuant to the Declaration of Trust, a resolution of the unitholders binds the Trustees with respect to the election of the Board of Directors of the Company (the "Directors").The articles of the Company provide for a Board consisting of a minimum of eight Directors and a maximum of fifteen Directors. The number of Directors presently in office is nine. The information given herein with respect to each of the Directors is based upon information furnished to the Company by each Director.

The Trustees intend to elect as Directors of the Company, the nine individuals proposed below to hold office until the next Annual Meeting of the Fund unless any such person ceases to be a Director before then.

The following table states the names of all the persons proposed to be appointed by the Trustees as Directors of the Company, all other positions and offices within the Company and the Fund now held by them, their principal occupation or employment, the committees of the Board on which they are members, their municipality of residence, the year in which they became Directors and the actual number of Units of the Fund beneficially owned or subject to control or direction by each of them at April 22, 2005.

Current Board

Name and Principal Occupation	Committees Governance (1) Audit (2) HR & Comp (3) Pension (4)	Municipality of Residence	Director Since	Units Beneficially Owned or Subject to Control or Direction
Donald A. Beaumont President Beaumont & Associates	1,3	Don Mills, Ontario, Canada	1996	3,150
Frank Coleman President & Chief Executive Officer Coleman Group of Companies	2,3	Corner Brook, Newfoundland, Canada	1999	36,500
R.J. (Bob) Kennedy Chief Executive Officer WiBand Communications Corp.	2,3	Winnipeg, Manitoba, Canada	2003	2,000
Edward S. Kennedy President & Chief Executive Officer The North West Company Inc.	-	Winnipeg, Manitoba, Canada	1996	171,138
Gary J. Lukassen Corporate Director	2,3	Mississauga, Ontario, Canada	1987	3,750
Keith Martell Chairman First Nations Bank of Canada	1,2	Saskatoon, Saskatchewan, Canada	2000	2,000
James G. Oborne Chairman Westgate Capital Management Corporation	1,2,4	Winnipeg, Manitoba, Canada	1987	61,700
H. Sanford (Sandy) Riley President & Chief Executive Officer Richardson Financial Group Limited	1,2,4	Winnipeg, Manitoba, Canada	2003	2,000
Ian Sutherland Chairman The North West Company Inc.	-	Oro Medonte, Ontario, Canada	1978	338,000

Proposed Board

Name and Principal Occupation	Committees Governance (1) Audit (2) HR & Comp (3) Pension (4)	Municipality of Residence	Direct or Since	Units Beneficially Owned or Subject to Control or Direction
David G. Broadhurst President, Poynton Investments Limited	-	Toronto, Ontario, Canada	-	3,000
Frank Coleman President & Chief Executive Officer Coleman Group of Companies	2,3	Corner Brook, Newfoundland, Canada	1999	36,500
R.J. (Bob) Kennedy Chief Executive Officer WiBand Communications Corp.	2,3	Winnipeg, Manitoba, Canada	2003	2,000
Edward S. Kennedy President & Chief Executive Officer The North West Company Inc.	-	Winnipeg, Manitoba, Canada	1996	171,138
Gary J. Lukassen Corporate Director	2,3	Mississauga, Ontario, Canada	1987	3,750
Keith Martell Chairman First Nations Bank of Canada	1,2	Saskatoon, Saskatchewan, Canada	2000	2,000
James G. Oborne Chairman Westgate Capital Management Corporation	1,2,4	Winnipeg, Manitoba, Canada	1987	61,700
H. Sanford (Sandy) Riley President & Chief Executive Officer Richardson Financial Group Limited	1,2,4	Winnipeg, Manitoba, Canada	2003	2,000
Ian Sutherland Chairman The North West Company Inc.	-	Oro Medonte, Ontario, Canada	1978	338,000

All of the above-named persons have held their present positions or other executive positions with the same or associated firms or organizations during the past five (5) years, except as follows:

David G. Broadhurst is President of Poynton Investments Limited; President and C.O.O. of Reeve Court Insurance Limited (Bermuda) from 1998 to 2001; Investment Banker with First Marathon Securities Limited from 1996 to 1998. Previously he spent his entire career with PriceWaterhouse Canada retiring in 1996 as the Senior Tax Partner. Mr. Broadhurst has been a Trustee since 1997.

Gary J. Lukassen was Executive Vice-President and Chief Financial Officer of the Hudson's Bay Company (HBC) from 1989 until his retirement in 2001; Director of the HBC from 1987 to 2001; Senior Vice-President, Finance and Administration of the HBC from 1987 to 1989. Director, Stelco Inc., Abitibi Consolidated Inc. and Spinrite Income Fund. Director of the Company since 1987.

H. Sanford Riley is President and C.E.O. of Richardson Financial Group Limited since 2003; Chairman of Investors Group Inc. from 2001 to 2003; President and C.E.O. of Investors Group Inc. from 1992 to 2001. Chancellor of the University of Winnipeg; Chairman, University of Winnipeg Foundation. Director, Molson Coors Brewing Company and James Richardson & Sons affiliated companies. Director of the Company since 2003.

Ian Sutherland was President of MCAP Inc. from September 1998 to August 2000.

If any of the above persons is for any reason unavailable to serve as a Director, the Trustees will appoint another person at their discretion.

At the Meeting, unitholders will be asked to pass an ordinary resolution in the following form, or as same may be amended at the Meeting:

"Be it resolved as an ordinary resolution of unitholders, that the Trustees be and are hereby directed to elect the following persons as Directors of the North West Company Inc. to hold office until the next Annual Meeting of Unitholders or until their successors are elected or appointed: David Broadhurst, Frank Coleman, Bob Kennedy, Edward Kennedy, Gary Lukassen, Keith Martel, James Oborne, Sanford Riley and Ian Sutherland; provided that the Trustees may, in their discretion, elect one or more additional Directors for a term to expire (subject to further appointment) at the close of the next Annual Meeting of Unitholders, but the number of additional Directors so elected shall not at any time exceed one-third of the number of Directors who hold office immediately after the expiration of the immediately preceding Annual Meeting of the Unitholders."

Additional Disclosure Relating to Trustees and Directors

To the knowledge of the Trustees, no Trustee or Director of the Company is, or has been in the last ten years, a Director or Executive Officer of an issuer that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, or (c) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets except for the following:

Mr. James G. Oborne was a Director and founding member along with five others of Futureview Inc., a company that went public in January 2001 on the Winnipeg Stock Exchange using its keystone company program and subsequently became listed on the TSX Venture Exchange. The shares of Futureview Inc. were suspended from trading in 2003 due to the company's failure to complete a required qualifying transaction as required by TSX Venture Exchange policy. The company was wound up in April 2004 after the external public shareholders had been returned 100 percent of their original investment and all corporate liabilities had been paid.

Mr. Gary J. Lukassen has been a Director of Stelco Inc. from 2002 to present. Stelco Inc. is currently undergoing a court supervised restructuring under the Company Creditors Arrangement Act.

Mr. R.J. (Bob) Kennedy was a Director and Officer of WiBand Communications Corporation. In December 2001, WiBand Communications Corporation was sold to OA Group Inc. an issuer listed on the TSX Venture Exchange. Shares were exchanged and the shareholders of WiBand Communications Corporation received shares in OA Group Inc. As a condition of the share exchange, Mr. Kennedy was to be included on the management slate of the Board of Directors of OA Group Inc. He was elected to the Board of Directors OA Group Inc. on June 20, 2002. Upon seeing the financial condition OA Group Inc. Mr. Kennedy resigned on July 8, 2002. OA Group Inc. went into receivership on July 15, 2002. Mr. Kennedy bought certain assets from the receiver and continues the business under the WiBand name.

The information set forth above, not being within the direct knowledge of management of the Fund, has been provided to the Fund by the persons referenced in the preceding paragraphs.

RECORD OF MEETING ATTENDANCE BY DIRECTORS
(For the 12 months ended January 29, 2005)

The following table summarizes attendance of current Directors at the Company's Board and committee meetings for the financial year of the Company ended January 29, 2005. Committee membership is subject to change on an annual basis after the Annual General Meeting. The Chairman of the Board attends and Directors often attend additional committee meetings on an ex officio basis.

BOARD MEMBER	Board	Governance	Audit	HR & COMP	Pension
Don Beaumont	4 of 4	3 of 3	-	3 of 3	-
Frank Coleman	4 of 4	-	2 of 2	2 of 2	1 of 1
Bob Kennedy	4 of 4	-	4 of4	3 of 3	-
Edward Kennedy	4 of 4	-	-	-	-
Gary J. Lukassen	4 of 4	-	4 of 4	3 of 3	-
Keith Martell	4 of 4	3 of 3	4 of 4	-	-
J.G. Oborne	4 of 4	3 of 3	4 of 4	-	3 of 3
Sandy Riley	4 of 4	1 of 2	4 of 4	-	3 of 3
Ian Sutherland	4 of 4	-	-	-	-

- = not a member of that committee

REMUNERATION OF DIRECTORS

Directors who are not employees of the Company are entitled to a quarterly fee of $4,000, a fee of $1,000 per meeting of the Board attended, a fee of $1,000 per committee meeting attended and a quarterly fee of $1,500 for the Chair of each Board committee with the exception of the Chair of the Audit Committee who receives $2,500. The Chairman of the Board is paid a quarterly fee of $15,000. Total Directors' fees for the year ended January 29, 2005, amounted to $312,983.00.

If the proposed resolution to increase the number of Trustees is adopted and if a Trustee of the Fund is also a director of the Company, then that person will no longer receive remuneration as a director except for Board committees that they participate in other than the Audit Committee. The Chair of each Board committee will continue to receive the additional quarterly fee.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The following summary compensation table sets forth information concerning compensation awarded to, earned by or paid to the Company's Chief Executive Officer ("CEO"), the Chief Financial Officer (CFO) and the Company's three other highest paid Executive Officers, who were serving as Executive Officers at the end of the fiscal year (the "Named Executive Officers") for services rendered in all capacities with respect to the three most recently completed financial years of the Company.

"LTIP" or "long term incentive plan" means any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the issuer or an affiliate of the issuer, the price for the issuer's securities or any other measure, but does not include option or UAR plans or plans for compensation through restricted Units.

"UAR" or "Unit Appreciation Right" means a right, granted by the Fund or the Company as compensation for services rendered or otherwise in connection with officer or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of its securities.

		Annual Compensation			Long Term Compensation Awards		Payouts	
Name/ Principal Position	**Financial Year**	**Salary (Cdn $) (1)**	**Bonus (Cdn $) (2)**	**Other Annual Comp. (Cdn $) (3)**	**Securities Under Options/ UARs Granted (#)**	**Restricted Units**	**LTIP Payouts (Cdn $)**	**All Other Compensation (Cdn $) (4)**
Edward S. Kennedy President & CEO	2004	459,231	366,188	133,657	0	0	0	740
	2003	451,539	115,500	141,717	0	0	629,698	545
	2002	413,077	113,400	102,322	0	0	0	1,035
Leo Charriere (5) Executive Vice President & Chief Financial Officer	2004	230,385	121,800	59,455	0	0	0	371
	2003	142,789	56,250	29,492	0	0	0	190
	2002	0	0	0	0	0	0	0
Gerald H. Bittner President, Alaska Commercial Company	2004	197,826	134,470	0	0	0	172,800	0
	2003	205,059	123,867	0	0	0	256,960	0
	2002	224,208	120,309	0	0	0	43,624	0
Scott F. Findlay, Vice-President & General Manager, Food Procurement & Wholesaling	2004	192,731	87,300	50,398	0	0	472,000	13,526
	2003	194,269	28,275	52,379	0	0	0	13,617
	2002	180,854	29,800	41,392	0	0	0	13,915
Carl A. McKay, Executive Vice-President, Northern Canada Retailing	2004	192,731	87,300	48,916	0	0	0	290
	2003	194,269	28,275	52,023	0	0	79,640	229
	2002	180,854	29,280	40,932	0	0	0	415

(1) 2003 was based on a 53 week fiscal year.

(2) The bonus plan was based on achieving Canadian EBIT [earnings before interest & taxes from Canadian operations] +/- cost of capital adjustment. For those Officers supporting Alaska, the bonus plan was based on achieving Consolidated EBIT (earnings before interest & taxes from consolidated Canadian and Alaskan operations) +/- cost of capital adjustment. Alaskan Officers are on a separate plan that is based on Alaskan Operating Profit +/- cost of capital adjustment

(3) Includes the value of the interest subsidy paid to Officers on loans incurred to purchase Units, and the amount paid to Officers under the flexible spending plan. The Company has a management ownership plan ("MOP") under which it pays, on behalf of certain eligible

management employees (including the Named Executive Officers), interest costs over 2% per annum on certain loans incurred to purchase Units. The Company also has a Unit purchase loan program ("UPLP") under which it pays, on behalf of Officers (including the Named Executive Officers), full interest costs on loans approved by the Board to purchase Units. The aggregate interest subsidy paid under these plans to Named Executive Officers for the financial year of the Company ended January 29, 2005, was $148,632.

Breakdown of Other Compensation for the Named Executive Officers

Named Executive Officers	Flex Benefits ($)	MOP Interest ($)	UPLP Prescribed Interest ($)	Total Other Compensation ($)
Edward S. Kennedy (6)	80,365	6,319	46,972	133,657
Léo Charrière (7)	40,317	6,248	12,890	59,455
Scott Findlay	33,728	4,519	12,151	50,398
Carl A. McKay	33,728	3,037	12,151	48,916

(4) Includes the value of insurance premiums paid by the Company with respect to term life insurance for the Officers, contributions made by the Company to the Officers' defined contribution pension plan (it is not required to disclose contributions in the defined benefit plan made by the Company for Officers), relocation allowance, and any other miscellaneous payments.

(5) Léo. Charrière joined the Company on May 20, 2003.

(6) Edward Kennedy is not directly compensated by the Fund for his role as President & C.E.O. of the Fund.

(7) Léo Charrière is not directly compensated by the Fund for his role as the C.F.O. and Secretary of the Fund.

For the year ended January 29, 2005, the Company provided to all its Officers a total of $2,418,779 in Salaries, $1,249,752 in Bonuses, $440,021 in Other Annual Compensation and $15,900 in All Other Compensation.

UNIT OPTIONS AND UAR'S GRANTS IN LAST FINANCIAL YEAR

There were no individual grants of Unit Options or UARs to any of the Named Executive Officers during the year ended January 29, 2005. This program was discontinued in the year 2000 and no UAR grants were issued thereafter.

AGGREGATED UAR'S EXERCISED IN THE YEAR & YEAR-END VALUES

The following table sets forth information regarding the exercise of UAR's by the Named Executive Officers during the year ended January 29, 2005. There are no additional UAR's held by the Named Executive Officers at January 29, 2005.

Name	Value acquired on exercise (#)	Value realized ($) (1)	Unexercised UAR's at financial year-end (#)		Value of unexercised in-the-money UARS at the financial year-end ($) (2)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Edward S. Kennedy		0	0	0	0	0
Léo Charrière		0	0	0	0	0
Gerald H. Bittner		172,800	0	0	0	0
Scott F. Findlay		472,000	0	0	0	0
Carl A. McKay		0	0	0	0	0

(1) Market value of underlying securities at exercise date, minus the initial grant price.
(2) Market value of underlying securities based on year-end Unit price of $31.00, minus the initial grant price.

OPTION AND UAR REPRICING

The Company's policy is not to re-price long term incentives such as UARs and options. Accordingly, there were no option or UAR re-pricings done by the Company in the most recent fiscal year. Neither the Fund nor Company has options outstanding.

EXECUTIVE OFFICER'S INDEBTEDNESS

OFFICER'S UNIT PURCHASE LOAN PLAN

During the year ended January 29, 2005, the Company issued loans to executive Officers in the Canadian operation as part of its long-term incentive program to purchase Units of the Fund under a Unit purchase loan plan ("UPLP"). These loans are non-interest bearing and are repayable from the after tax distributions on the Units or if the officer sells the Units or leaves the Company. The loans are secured by a pledge of the Units as presented in the following table. Additional loans may be made on an annual basis over the next two years. The maximum value of the loans under the UPLP will not exceed $7,500,000.

Officer	Largest amount outstanding during the year ended January 29, 2005	Amount outstanding as at January 29, 2005 (1)	Security for indebtedness as at January 29, 2005 (units)	Market value of security as at January 29, 2005
Edward S. Kennedy	$1,829,466	$1,738,816	93,957	$2,912,667
Léo Charrière	503,286	481,964	22,100	685,100
Scott Findlay	472,375	449,027	24,200	750,200
Carl McKay	472,375	449,027	24,200	750,200
Scott McKay	352,419	349,228	13,229	410,099
Karen Milani	204,211	194,177	10,400	322,400
Ken Claudel	189,500	180,431	6,400	198,400
Len Flett	185,878	176,712	9,500	294,500
	$4,209,510	**$4,019,380**	**203,986**	**$6,323,566**

(1) As at January 29, 2005 the total outstanding loan amount was $4,428,624 of which $409,244 belonged to David Preddy who has left the Company. Mr. Preddy's loan was repaid on February 9, 2005.

PENSION PLAN TABLE

The following table shows the estimated annual benefits payable upon retirement of the Canadian Officers of the Company under the Company's Pension Plan.

	Years of Service			
Remuneration	**10**	**15**	**20**	**25**
($) 125,000	($) 21,250	($) 31,875	($) 42,500	($) 53,125
150,000	25,500	38,250	51,000	63,750
175,000	29,750	44,625	59,500	74,375
200,000	34,000	51,000	68,000	85,000
225,000	38,250	57,375	76,500	95,625
250,000	42,500	63,750	85,000	106,250
300,000	51,000	76,500	102,000	127,500
400,000	68,000	102,000	136,000	170,000
500,000	85,000	127,500	170,000	212,500
600,000	102,000	153,000	204,000	255,000
700,000	119,000	178,500	238,000	297,500
800,000	136,000	204,000	272,000	340,000
900,000	153,000	229,500	306,000	382,500

The previous table reflects the annual benefits payable, under the non-contributory defined benefit pension plan, to Officers of the Company at age 60 for the various earnings/service combinations shown. The benefit is not reduced for early retirement at age 60 if the member has 10 years of service as an Officer of the Company. The benefits do not include payments from the Canada/Quebec Pension Plan or Old Age Security.

The annual benefit payable is based on 1.7% per year of service of the average of the Officer's final three years of remuneration. Remuneration includes base earnings plus bonuses. Upon death, reduced payments continue to the spouse, if applicable. Officers may elect to contribute to the plan to provide for enhanced ancillary benefits.

This table reflects the benefits payable for service as an Officer. Various lower benefit formulas apply for service prior to appointment as an Officer.

Officers may elect to accumulate their benefits through an alternative defined contribution arrangement. The benefits under this option will be based on the balance accumulated in their defined contribution account.

As of January 29, 2005, Edward Kennedy had 15 years total credited service and 14 years credited service as an Officer, Léo Charrière had one year total credited service and one year credited service as an Officer, Carl McKay had 32 years total credited service and six years credited service as an Officer, and Scott Findlay had five years total credited service and five years credited service as an Officer. Gerald Bittner is a member of Alaska Commercial Company's 401k plan and is therefore not eligible for payment under the Pension Plan.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

Léo Charrière joined the Fund and the Company on May 20, 2003. Under the terms of his employment contract, if terminated without cause, he is entitled to severance compensation of 18 months base salary plus 10.0% flexible benefit payment.

HUMAN RESOURCES AND COMPENSATION COMMITTEE

For the composition of the Human Resources and Compensation Committee of the Company, please see the following section and the section entitled "Corporate Governance – Board Committees".

REPORT ON EXECUTIVE COMPENSATION

The Human Resources and Compensation Committee of the Company is responsible for reviewing and advising on policies and programs for attracting, retaining, developing and motivating employees of the Company. This committee also has the specific mandate to annually review officer compensation and make recommendations as necessary to the Board, which has the final approval in all areas of Officer compensation.

In carrying out its mandate, the committee assesses the performance of the CEO on an annual basis against previously established performance objectives. It also reviews the yearly performance recommendations submitted by the CEO for the other Officers of the Company.

The committee typically meets three times a year and is composed of "unrelated" Directors. The CEO and the Vice-President of Human Resources attend meetings of the committee but are not present for discussions of their own remuneration.

The guiding philosophy of the Officer compensation program is a mixture of team and direct responsibility based "pay-for-performance" which provides a tight linkage between investor goals and officer compensation rewards. The total compensation program for Officers is composed primarily of three components, namely a base salary, an annual incentive plan and a long-term incentive program. The latter two variable compensation programs are designed to put a significant amount of Officer remuneration at risk by being highly dependent upon increases in Company profitability and unitholder value. The Company's total compensation objective is to reward its executives in the upper quartile of the market when upper quartile financial performance is achieved, relative to similar sized, publicly traded companies. Base salaries are targeted at the 50th percentile of market as measured against the appropriate external comparator group. These salaries are reviewed and adjusted periodically against current survey data. Individual salaries are set at an appropriate level based on the officer's experience and proven, or expected, level of performance. Officers would normally be expected to reach the 50th percentile of market within three years.

The second component of total compensation, the annual incentive bonus, is intended to reward Officers for the achievement of specific predetermined, yearly financial objectives. In 2004, the annual incentive program was based 100% on achieving Canadian EBIT +/-cost of capital adjustment. For those Officers with responsibilities in Alaska, the annual incentive bonus was based solely on achieving Consolidated EBIT +/- cost of capital adjustment. Alaskan Officers are on a separate plan that rewards on Alaskan Operating Profit +/- cost of capital adjustment.

The final compensation component of the Officer compensation program is the long term incentive program, which is intended to reinforce the Officers' commitment to the sustained enhancement of both profitability and unitholder value. This objective is achieved through the UPLP which provides limited recourse interest-free loans to Officers, granted annually by the Board to purchase Units, and the MOP, which provides low interest loans to Officers equivalent to 1.5 times base salary to purchase Units.

In arriving at its recommendations, this committee has access to compensation information from the retail industry and other employers with whom the Company may compete for resources. In 2001 an external consultant worked with the Human Resources and Compensation Committee to undertake a detailed competitive analysis of Total Cash Compensation for Officers as part of the development of the long term incentive program. The services of the external consultant continue to be used to gather comparative market data. This committee also considers qualitative factors in assessing officer performance such as demonstrated leadership abilities, risk-taking and the management of major projects and initiatives seen to be of importance to the Company.

Submitted by the Human Resources and Compensation Committee of the Board:

Donald A. Beaumont, Chair
Frank Coleman
Gary J. Lukassen
R.J. (Bob) Kennedy

PERFORMANCE GRAPH

Set out below is a comparison of the cumulative total return of the Fund, compared with the TSX Composite index, the Consumer Durables/Apparel Group index, the Retailing Group index and the Food/Staples Retailing Group index from January 31, 2000 to January 31, 2005.



Total Return Performance
425
400
375
350
325
300
275
250
225
200
175
150
125
100
75
50
01/31/2000
01/31/2001
01/31/2002
01/31/2003
01/31/2004
01/31/2005
NWF.UN
TSX Composite
Consumer Durables / Apparel Group
Retailing Group
Food/ Staples Retailing Group

	JAN. 00	JAN. 01	JAN. 02	JAN. 03	JAN. 04	JAN. 05
The Fund	100	123	180	235	290	403
TSX Composite index	100	111	93	81	107	118
Consumers Durables/Apparel Group index	100	115	134	176	163	153
Retailing Group index	100	76	80	81	101	124
Food/Staples Retailing Group index	100	145	194	191	226	272

Notes: Assumes $100 invested January 31, 2000, in the Fund, the TSX Composite, the Consumer Durables/Apparel Group index, the Retailing Group index and the Food/Staples Retailing Group index. Fund distributions are reinvested on the ex-distribution date. The indexes already incorporate dividend reinvestment.

INDEBTEDNESS OF TRUSTEES, DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

Neither the Trustees or the Officers of the Fund, nor any of the Directors or Officers of the Company, nor any associate or affiliate of any of them, is or was indebted, directly or indirectly, to the Fund or the

Company at any time since January 31, 2004, the beginning of the financial year of the Company except as previously outlined under the Executive Officers' Unit Purchase Loan Plan.

INTEREST OF TRUSTEES, DIRECTORS, OFFICERS AND OTHERS IN MATERIAL TRANSACTIONS

The Trustees are not aware of any material interest, direct or indirect, of any Trustee of the Fund or Director or Officer of the Company or any proposed nominee for election as a Trustee or as a Director of the Company, or any associate or affiliate of any such person in any transaction since January 31, 2004, the beginning of the most recently completed financial year of the Company, which has materially affected or will materially affect the Fund or the Company or its subsidiaries.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

The Trustees of the Fund are not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any Trustee of the Fund, Director or Senior Officer of the Company, anyone who has held office as such at any time since the beginning of the financial year of the Company beginning January 31, 2004, any proposed nominee for election as the Trustee of the Fund or Director of the Company, or their respective associates or affiliates, in any matter to be acted on at the Meeting except as disclosed herein.

MANAGEMENT CONTRACTS

The management functions of the Fund and of the Company are not performed to any substantial degree by a person or company other than the Trustees and Senior Officers of the Fund or the Directors and Senior Officers of the Company.

APPOINTMENT AND REMUNERATION OF AUDITORS

The Declaration of Trust provides that the unitholders shall appoint the auditors of the Fund at each Annual Meeting of the Fund.

The auditors of the Fund and of the Company are PricewaterhouseCoopers LLP (PWC). Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of PWC, as auditors of the Fund and the Company and to authorize the Trustees to fix the remuneration of such auditors. On the recommendation of the Audit Committee, the Trustees and the Board propose that PWC be reappointed as auditors of the Fund and of the Company. PWC were first appointed as auditors of the Company on June 10, 1987, and as auditors of the Fund as of January 31, 1997.

Fees paid to the external auditors in the past two years with respect to services provided to the Fund and the Company are:

	2004	**2003**
Audit fees	$202,427	$199,322
Audit related fees (1)	40,000	2,500
Tax fees (2)	143,950	108,000
Other fees (3)	3,472	8,255
Total	**$389,849**	**$318,077**

1. 2004 & 2003 Review of procedures for NWF and confirmation of compliance with senior debt covenants.
2. 2004 & 2003 quarterly tax compliance services and tax planning advice.
3. 2004 Canadian Public Accountability Board fees and in 2003, technical advice.

CORPORATE GOVERNANCE
STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange (the "TSX) requires that every listed issuer disclose its corporate governance practices annually and annually relate their corporate governance practices to each of the TSX "Guidelines for Effective Corporate Governance" practices (the TSX Guidelines). A description of the Fund's and the Company's corporate governance practices follows, referring to each of the guidelines established in the TSX Guidelines.

In this section, reference to the "Board" includes the Board of Directors of the Company and the Board of Trustees of the Fund.

As the Company is the only asset of the Fund, we are disclosing the governance practices of the Company. To date, the Trustees have typically attended all meetings of the Company's Board of Directors and of the Company's Audit Committee. Upon Completion of the Meeting and assuming all proposed resolutions are duly passed, the Trustees of the Fund and the Directors of the Company shall be the same individuals.

TSX Guidelines	The Company's Governance Practices
1. The Board explicitly assumes responsibility for the Company's stewardship	The general mandate of the Board is to supervise the management of the Company's business and affairs and to act in the Company's best interests and to exercise the care, skill and diligence that a reasonably prudent person would exercise in comparable circumstances. In doing so, the Board acts in accordance with: • the Fund's Declaration of Trust • the Company's articles of incorporation and by-laws • written mandates of the Board and Board committees • the Company's Code of Ethics and other internal policies
As part of its overall stewardship responsibilities, the Board is responsible for the following matters: (a) Adoption of a Strategic Planning Process	The Board discusses and reviews all materials relating to the strategic plan with management. The Board is responsible for reviewing and approving the strategic plan and operating and capital budgets. The majority of time spent in one Board meeting annually is devoted to the discussions and consideration of the strategic plan. The Board receives quarterly updates on the strategic plan and major initiatives.

TSX Guidelines	The Company's Governance Practices
	Management requires the Board's approval for any transaction that would have a significant impact on the strategic plan.
(b) Risk Management	The Board is responsible for identifying the principle risks of the Company and ensuring that risk management systems are implemented. The Board reviews risks associated with the environment, the Company's industry, consumer income and community relations. The Board, through the Audit Committee: • reviews risks related to financial and accounting risks. • reviews and recommends for approval, the external auditor. • reviews and ensures the integrity of the Company's internal control and management information systems. • meets to review reports and discuss significant risk areas with the internal and external auditors.
(c) Human Resources and Compensation (including the President and CEO)	The Board is responsible to: • Appoint the President and Chief Executive Officer ("CEO") • Review and approve the compensation programs for senior management including the Unit Purchase Loan Plan and Executive Annual Incentive Plan. • Evaluate performance of the i) CEO ii) each officer who reports to the CEO taking into account evaluations provided by the Human Resource and Compensation Committee. • Review and approve compensation of the Chair of the Board, Chairs of the Board Committees and of each director taking into account the recommendations of Corporate Governance Committee.

TSX Guidelines	The Company's Governance Practices
	• Succession planning, which includes appointing, training and monitoring senior management.
(d) Communications and Disclosure	The Board approves all of the Company's major communications, including: i) quarterly and annual financial statements and accompanying management's discussion and analysis; ii) annual report; iii) annual information form; iv) annual and quarterly press releases; v) annual notice of meeting; and vi) management information circular and proxy form considering recommendations of the Audit Committee. The Company communicates with its unitholders through a number of channels including its web site. The Board approved the Policy on Public Communication and Continuous Secondary Market Disclosure that covers the accurate and timely communication of all important information. Unitholders can provide feedback to the Fund in a number of ways, including e-mail or calling a toll-free.
(e) Corporate Governance	The Board, through its Audit Committee, examines the effectiveness of the Company's internal control system, including information technology security and control. The Audit Committee understands the scope of internal and external auditors' review of internal control over financial reporting and obtains reports on significant findings and recommendations together with management's responses.
2. The Board should be constituted with a majority of individuals who qualify as "unrelated Directors" and *"unrelated Trustees" (i.e. independent of management and free from any business or other relationship which could, or could reasonably be perceived to, materially interfere with the Director's ability to act with a view to the* Fund's and the *Company's best interests other than interests and relationships arising from shareholding).*	Of the 9 proposed Board members, only Edward Kennedy, the President and CEO of the Fund and the Company is an insider Director. The Fund does not have a significant unitholder. To date, the Trustees also attend the Board meeting and the Trustees are unrelated. After the Meeting, assuming all of the proposed resolutions are duly passed, Edward Kennedy will be the only Trustee that is not "unrelated".

TSX Guidelines	The Company's Governance Practices
If the Fund has a significant unitholder, in addition to a majority of unrelated Trustees and Directors, the Board should include a number of Trustees and Directors who do not have interests in or relationships with either the Fund or the Company or the significant unitholder and which fairly reflects the investment in the Fund by unitholders other than the significant unitholder *(a significant unitholder with the ability to exercise a majority of the votes for election of the Board)*	
3. The Board has responsibility for applying the definition of "unrelated Director" and unrelated Trustee to each individual Director and Trustee and for disclosing annually the analysis of the application of the principles supporting this definition and whether the Board has a majority of unrelated Directors and Trustees.	The Board, in order to determine whether the Directors and Trustees are unrelated analyzes all the relationships with the Fund and its subsidiaries. All of the Directors and Trustees are considered unrelated except for Edward Kennedy because of his position as President and CEO of the Fund and the Company. All Directors and Trustees attended 100% of the four Board and Trustee meetings held during the year. All Trustees attended the four Trustee meetings held during the year. More information about each Director and Trustee, including other Directorships can be found on pages 4 to 8.
4. The Board should appoint a committee of Directors composed exclusively of outside (i.e. non-management) Directors, a majority of whom are unrelated Directors, with the responsibility for proposing new nominees to the Board and for assessing Directors on an ongoing basis.	The Governance and Nominating committee is responsible for considering and recommending nominees for election to the Board. This committee is also responsible for establishing procedures to evaluate the Board and each Director and overseeing such evaluation. In considering nominees for election to the Board, the Corporate Governance and Nominating Committee takes into account geographic diversity and considers the primary markets in which the Company operates as well as the appropriate expertise and background to contribute to the support of the Company's strategy and operations. All of its members are outside and unrelated Directors.
5. The Board should implement a process to be carried out by the appropriate committee for assessing the effectiveness of the Board, its committees and the contributions of individual Directors.	The Corporate Governance and Nominating Committee is responsible for reviewing annually the structure and mandates of each Board committee (including this committee) and assessing the effectiveness of each Board committee. In addition, suggestions regarding the appointment of new Directors and issues regarding Board performance have also been raised and have been regularly explored at meetings of the Board. It is also the responsibility of the Chair of the Board to ensure effective operation of the Board and to ensure the Board discharges its responsibilities.

TSX Guidelines	The Company's Governance Practices
6. The Board should provide an orientation and education program for new Directors and Trustees.	New Directors and Trustees are given the opportunity to individually meet with senior management to improve their understanding of the Fund's and the Company's operations and tours are arranged of several of the Company's key operations for the new Directors. New Directors and Trustees are also provided with a reference binder that contains information on the Company's organizational structure, the structure of the Board and its committees, Company policies, articles and by-laws as well as Board materials for the preceding 12 months. On an ongoing basis, presentations on various aspects of the Company's activities and functions. In addition, regardless of whether a meeting of the Board is scheduled, all Directors regularly receive information on the Company's operations including a report from the CEO, a report on corporate development activities, operations reports, a financial overview and other pertinent information. All executives are available for discussions with Directors and Trustees concerning any questions or comments which may arise between meetings.
7. The Board should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of Directors to a number which facilitates Board effectiveness.	The Company's Board currently consists of three Trustees and nine Directors; with one individual being both a Trustee and a Director. The Trustees and the Board have agreed to govern jointly and have determined that the combined number of Trustees and Directors to be elected at the Meeting will be nine. The Board feels that this size is more appropriate for a company this size and believes that the range of expertise and skills facilitate Board effectiveness.
8. The Board should review the adequacy and form of compensation of Directors in light of the risks and responsibilities involved in being an effective Director.	The Corporate Governance and Nominating Committee reviews how Directors are compensated for serving on the Board and its committees and recommends any changes to the Board. In this regard, the committee compares the Directors' compensation to that of similar companies. The Board has four committees. The Chair of the Board is an ex-officio member of all committees of the Board, subject to the limitations set out in the Company's by-laws.
9. Committees of the Board should generally be composed of outside Directors and Trustees, a majority of whom should be unrelated.	• The Audit Committee has five members who are outside and unrelated. The committee met four times in 2004 and all members attended. Under the terms of the Audit Committee Charter, the committee is responsible for, among other things,

TSX Guidelines	The Company's Governance Practices
	reviewing the Fund's and the Company's financial reporting procedures, internal controls, recommending the appointment of the external auditors as well as reviewing the performance of the Fund's and the Company's external auditors. The Audit Committee also establishes the external auditors' compensation. Prior approval of any non-audit related services is required. The Audit Committee is also responsible for reviewing the quarterly and the annual financial statements and related news releases, as well as Management's Discussion and Analysis of Financial Results prior to their approval by the Board. The Audit Committee reviews managements' report on compliance with the Company's Code of Conduct policy. The Company has an internal Auditor who reports regularly to the Audit Committee. • The Human Resources and Compensation Committee has four outside and unrelated members. The Committee met three times and all members attended. The Human Resources and Compensation Committee makes recommendations to the Board on, among other things, executive compensation, the compensation of the CEO, and reviews other aspects of executive compensation, such as the Company's unit compensation plans. The Committee reviews and approves the total compensation philosophy of the company and the key elements of the program design. The Compensation Committee also insures that the Company complies with corporate and securities legislation with respect to executive compensation disclosure in the annual information circular. • The Pension Committee has three members and met three times in 2004. All of the members are outside and unrelated. The Pension Committee is responsible for overseeing matters relating to the investment policies, actuarial valuations, regulatory requirements, employee communications and performance of the Company's pension funds. • The Corporate Governance and Nominating Committee has four members who are outside and related. The committee met three times in 2004 and all members attended. The committee recommends to the Board the size and composition of the Board and its committees,

TSX Guidelines	The Company's Governance Practices
	identifies and recommends suitable Director candidates, sets Director compensation and surveys and evaluates Board performance.
10. The Board should expressly assume responsibility for, or assign to a committee the general responsibility for, developing the Fund and the Company's approach to governance issues.	The Corporate Governance and Nominating Committee is responsible for developing and recommending to the Board a set of corporate governance principles applicable to the Fund and the Company. This committee also monitors compliance with any rules, regulations, procedures or guidelines promulgated by regulatory authorities having jurisdiction over the Fund and the Company (including applicable stock exchanges) relating to corporate governance. The Board is responsible for reviewing and approving the set of corporate governance principles recommended by the Corporate Governance and Nominating Committee.
11. The Board, together with the CEO, should develop position descriptions for the Board and for the CEO, including the definition of the limits to management's responsibilities. The Board should approve or develop corporate objectives, which the CEO is responsible for meeting and should assess the CEO against these objectives.	A position description has been developed for the CEO. The Human Resources and Compensation Committee is responsible for reviewing and approving the corporate objectives (financial and personal) which the CEO is responsible for meeting. This committee also conducts the annual assessment of the CEO's performance against these objectives. The results of the assessment are reported to the Board. In addition to those matters which must by law be approved by the Board, the Board reviews and approves dispositions, acquisitions or investments which are outside the ordinary course of business of the Company. The Board also reviews the recommendations of the Corporate Governance and Nominating Committee as to the adequacy and form of compensation of the Directors to ensure that compensation realistically reflects the responsibility and risks involved in being an effective Director and that required to recruit new Directors by reference to independent compensation surveys. The Board also approves changes in senior management. The Directors and the Trustees have access to management and the Company's and the Trustees advisors in order to assist in their understanding of proposed Board actions and the implications of voting for or against such actions.
12. The Board should have in place appropriate structures and procedures to ensure the Board can function independently of management.	In order to ensure that the Board can function independently from management, the Company has separated the roles of Chair and CEO. The Chair is held by Mr. Ian Sutherland and the CEO is Mr. Edward Kennedy. All but one of the Board members are independent Directors.

TSX Guidelines	The Company's Governance Practices
	At regularly scheduled Board and committee meetings, the independent Directors meet separately from management.
13. The Audit Committee should be composed only of unrelated Directors. The roles and responsibilities of the Audit Committee should be specifically defined so as to provide appropriate guidance to Audit Committee members as to their duties. The Audit Committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The Audit Committees duties should include oversight responsibility for management's reporting on internal controls. While it is management's responsibility to design and implement and effective system of internal controls, it is the Audit Committees responsibility to ensure that management has done so.	The Audit Committee is composed only of unrelated and independent Directors. The roles and responsibilities of the Audit Committee are set out in its charter (see item 9, Audit Committee, for further particulars). All of the members of the Audit Committee are financially literate. The Audit Committee has direct communications channels with the internal and external auditors to discuss and review specific issues as appropriate. The Audit Committee charter is reviewed by the Board at least annually. The Audit Committee meets with the Company's external and internal auditors absent management at least once per year. The Audit Committee Charter is presented in the Annual Information Form 51-102F2 as filed on SEDAR at www.sedar.com.
14. The Board should implement a system to enable an individual Director to engage an outside advisor at the Company's expense in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the Board.	Individual Directors may, with the consent of the Chair of the Corporate Governance and Nominating Committee, engage outside advisors at the expense of the Company. Committees of the Board are authorized by the Board from time to time, and as appropriate, to retain outside advisors at the Company's expense. In addition, the Human Resource and Compensation Committee is permitted, without any separate approval being required, to retain consulting firms at the expense of the Company, to assist the committee in the evaluation of the CEO and other Executive Officers and in setting executive compensation.

UNITHOLDER RELATIONS AND FEEDBACK

The Executive Vice-President and Chief Financial Officer of the Fund is responsible for investor relations and ensures that questions and concerns receive prompt responses.

At Annual Meetings, unitholders are encouraged to ask questions of the Trustees of the Fund and the Directors and Officers of the Company. In addition, a 24-hour listen line with an 800 number and an e-mail address provide unitholders with the ability to direct questions to the Fund and Company. A web site provides unitholders with access to recent press releases, quarterly reports and general information on the Company and the Fund. Quarterly conference calls are held with analysts, investors and interested persons. Phone and fax numbers and the Company's web site address are printed on all Company and Fund reports.

BOARD EXPECTATIONS OF MANAGEMENT

The Board holds management responsible for the achievement of goals set out in strategic plans. It also requires management to report on their progress on a timely, accurate and relevant basis to enable effective evaluation of performance.

AVAILABILITY OF DISCLOSURE DOCUMENTS

The Fund will provide to any unitholder, upon request to its Secretary, a copy of:

(i) its most recent Annual Information Form together with any document or pertinent pages of any document incorporated therein by reference;

(ii) its audited comparative consolidated financial statements for its last fiscal year together with the auditors' report thereon;

(iii) its most recent Information Circular;

(iv) any material change reports (other than confidential reports) which have been filed with the various securities regulatory authorities.

(v) additional information relating to the Fund is on SEDAR at www.sedar.com

APPROVAL OF AMENDMENT TO UNITHOLDER RIGHTS PLAN

Unitholders are being asked to pass an ordinary resolution, meaning the affirmative vote of not less than a majority of votes cast by unitholders with respect to a particular matter (the "Ordinary Resolution"), at the Meeting to approve the ratification of an amendment to the Unitholder Protection Rights Plan Agreement (the "Rights Plan Agreement") of the Fund. The Rights Plan Agreement was originally entered into on March 27, 1997 between the Fund and R-M Trust Company (now CIBC Mellon Trust Company) and amended effective March 14, 2002 and provides the unitholders with certain additional rights beyond those which they already enjoy as unitholders. If not amended, the Rights Plan Agreement would terminate on June 30, 2005. The amendment shall serve to extend the term of the Rights Plan Agreement until June 30, 2008. This shall be accomplished by replacing the definition of "Expiration Time" in the Rights Plan Agreement, which is June 30, 2005 with June 30, 2008.

The amendment to the Rights Plan Agreement was approved by the Trustees of the Fund on March 17, 2005 and will take effect as of close of business June 30, 2005. However, pursuant to section 5.4(a)(i) of the Rights Plan Agreement, the unitholders of the Fund must approve any amendment to extend the term of the Rights Plan Agreement. If the Rights Plan Agreement is not ratified by the unitholders at the Meeting then the amendment to the Rights Plan Agreement will be cancelled and be of no further effect after the Meeting. The following is the text of the Ordinary Resolution which will be put before the unitholders at the Meeting in order to approve the extension to the Rights Plan Agreement:

"BE IT RESOLVED THAT:

1. The definition of "Expiration Time" contained in the Rights Plan Agreement is amended to read as follows:

"Expiration Time" shall mean the earlier of:

(i) the Termination Time; or
(ii) the close of business on June 30, 2008."

The Trustees believe that the passing of the Ordinary Resolution is in the best interests of the Fund and recommend that unitholders vote in favor of the Ordinary Resolution.

The persons named in the enclosed form of proxy intend to direct the Trustees to vote for the foregoing Ordinary Resolution authorizing the amendment to the Rights Plan Agreement, unless unitholders specify in such proxy that their Units are to be voted against the authorization of the amendment to the Rights Plan Agreement.

OTHER MATTERS

The Trustees of the Fund know of no other matter to come before the Meeting other than the matters referred to in the Notice of Annual Meeting; however, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

CERTIFICATE

The contents of this Information Circular and the sending thereof have been approved by the Trustees of the Fund.

By Order of the Trustees

LÉO CHARRIÈRE
Executive Vice-President,
Chief Financial Officer and Secretary
Winnipeg, Manitoba
April 22, 2005

EXEMPTION NUMBER 82-34737




SEC MAIL PROCESSING
RECEIVED
MAY 1 6 2005
WASH, D.C. 202 SECTION


ENTERPRISING
THE
COMPANY
NORTH WEST

NORTH WEST COMPANY FUND

ANNUAL INFORMATION FORM

Year Ended January 29, 2005

April 22, 2005

TABLE OF CONTENTS

NORTH WEST COMPANY FUND

FORWARD LOOKING STATEMENTS

Certain statements in this Annual Information Form are "forward looking statements" which reflect management's expectations regarding the North West Company Fund (the "Fund") and/or The North West Company Inc.'s (the "Company") future growth, results of operations, performance and business prospects and opportunities. Such forward-looking statements reflect management's current beliefs and are based on information currently available to management. The Annual Report, including the Management's Discussion & Analysis (MD&A), contains certain forward-looking statements. Such statements relate to, among other things, sales growth, expansion and growth of the Company's business, future capital expenditures and the Company's business strategy. Forward-looking statements are subject to inherent uncertainties and risks including but not limited to: general industry and economic conditions, changes in the Company's relationship within the communities it serves and with its suppliers, pricing pressure and other competitive factors, the availability and costs of merchandise, fuels and utilities, the results of the Company's ongoing efforts to improve cost effectiveness, the rates of return on the Company's pension plan assets, changes in regulatory requirements affecting the Company's business and the availability and terms of financing. Other risks are outlined in the Risk Management sections of the MD&A. Consequently, actual results and events may vary significantly from those included in, contemplated or implied by such statements.

The Fund

The Fund is an unincorporated, open-ended mutual fund trust established under the laws of the Province of Manitoba, on January 31, 1997, pursuant to a declaration of trust (the "Declaration of Trust") dated January 31, 1997, (as amended on March 2, 1997, June 4, 1998 and February 25, 2003). The principal head office of the Fund is located at Gibraltar House, 77 Main Street, Winnipeg, Manitoba R3C 2R1. The Fund is a limited purpose trust, the principle activities of which are to invest in all of the securities of the Company and to the extent possible, to make distributions to holders ("Unitholders") of trust units of the Fund (the "Units") of distributions made by the Company to the Fund. The Fund currently holds 1,000 Common Shares in the capital stock of the Company (the "Common Shares") representing 100% of the shares of the Company and principal amount of $175,000,000 unsecured, subordinated promissory notes of the Company due December 31, 2027 (the "Subordinated Notes") and $30,000,000 in notes receivable due December 31, 2031(the "Notes Receivable") representing all of the outstanding securities of the Company.

Structure of the Fund

The following chart illustrates the organizational structure (including jurisdiction of organization or incorporation as the case may be) and the relationship between the Fund and the Company as of the date hereof:


Fund
Unitholders
Units (100%)
North West
Company
Fund
(Manitoba)
Senior Notes
Subordinated Notes (100%)
Notes Receivable (100%)
Common Shares
(100%)
The North West
Company Inc.
(Canada)
Senior Notes (100%)
Common Shares
(100%)
NWC (U.S.) Holdings Inc
(Delaware)
Common Shares
(100%)
Alaska Commercial Company
(Alaska)

Activities of the Fund

The Fund is an open-ended mutual fund trust established under the laws of the Province of Manitoba pursuant to the Declaration of Trust. The following is a summary of certain material attributes and characteristics of the Units and provisions of the Declaration of Trust, a copy of which is available upon request from the Secretary of the Fund.

The Fund does not conduct an active business but rather distributes to Unitholders the income (net of expenses) it receives from the Company. The Declaration of Trust limits the activities of the Fund to:

(a) investing in such securities as may be approved from time to time by the Trustees, including the Common Shares, the Preferred Shares, the Subordinated Notes and Notes Receivable of the Company and any other securities of the Company provided that the Trustees may not invest in any security, asset, or investment which is defined as "foreign property" or is a "small business security" under the *Income Tax Act* (Canada) (the "Tax Act");

(b) disposing of any part of the assets of the Fund;

(c) temporarily holding cash and investments for the purpose of paying the expenses and liabilities of the Fund, paying amounts payable by the Fund in connection with the redemption of any Units and making distributions to holders of the Units (the "Unitholders"); and

(d) undertaking such other business and activities as shall be approved by the Trustees from time to time provided that such business or activity does not result in the Fund not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Tax Act.

The Declaration of Trust may be amended or altered from time to time by at least 66 2/3% of the votes cast at a meeting of the Unitholders called for such purpose.

The Trustees may, without the approval of the Unitholders, make certain amendments to the Declaration of Trust, including amendments:

(a) for the purpose of ensuring continuing compliance with applicable laws, regulations, requirements or policies of any governmental or other authority having jurisdiction over the Trustees or over the Fund;

(b) which, in the opinion of the Trustees, provide additional protection for the Unitholders;

(c) to remove any conflicts or inconsistencies in the Declaration of Trust or to make minor corrections which are, in the opinion of the Trustees, necessary or desirable and not prejudicial to the Unitholders; and

(d) which, in the opinion of the Trustees, are necessary or desirable as a result of changes in taxation laws.

Description of Units

An unlimited number of Units may be created and issued pursuant to the Declaration of Trust. As of April 22, 2005 there were 16,126,000 Units issued and outstanding including Units held by management under the Unit Purchase Loan Plan. Each Unit represents an equal fractional undivided beneficial interest in any distribution from and in any net assets of the Fund in the event of termination or winding-up of the Fund. All Units are of the same class with equal rights, privileges and ranking. Each Unit is transferable and entitles the holder thereof to participate equally in distributions, including the distributions of net income and net realized capital gains of the Fund and distributions on termination or winding-up, is not subject to future calls or assessments and entitles the holder thereof to one vote at all meetings of Unitholders for each Unit held.

Issuance of Units

The Declaration of Trust provides that Units or rights, warrants or options to acquire Units may be issued at the times, to the persons, for the consideration and on the terms and conditions that the Trustees determine. Existing Unitholders have no pre-emptive rights to subscribe for or purchase any Units. The Declaration of Trust also provides that fractional Units shall not be issued except pursuant to a pro rata distribution of additional Units to all Unitholders in satisfaction of any non-cash distribution, following which the number of outstanding Units will be consolidated such that each Unitholder will hold the same number of Units as the Unitholder held before the non-cash distribution. In this case, each certificate representing a number of Units prior to the non-cash distribution is deemed to represent the same number of Units after the non-cash distribution and the consolidation.

Unit Recirculation Right

Units may be re-circulated at any time at the option of the holders thereof upon delivery to the Fund of the certificate or certificates representing such Units, accompanied by a duly completed and properly executed direction and power of attorney authorizing the Trustees or the recirculation agent, appointed from time to time by the Trustees (the "Recirculation Agent"), to sell such Units on the Unitholders' behalf ("Recirculation") at such price or prices as may be obtained by the Trustees or the Recirculation Agent in their absolute discretion. The holder of Units tendered for Recirculation shall be entitled to receive payment of the gross proceeds received from the Recirculation sale less applicable selling costs including brokerage commissions of the Recirculation Agent, such payment to be made by the Fund or the Recirculation Agent no later than the 5th business day following the end of the month during which the Recirculation sale is effected.

Unit Redemption Rights

Units are redeemable at any time on demand by the holders thereof upon delivery to the Fund of the certificate or certificates representing such Units, accompanied by a duly completed and properly executed notice requesting redemption. Upon receipt of the redemption request by the Fund, all rights to and under the Units tendered for redemption shall be surrendered and the holder thereof shall be entitled to receive a price per Unit (the "Redemption Price") equal to the lesser of: (i) 85% of the "market price" of the Units on the principal market on which the Units are quoted for trading during the ten trading day period commencing immediately after the date on which the Units are surrendered for redemption (the "Redemption Date"); and (ii) the "closing market price" on the principal market on which the Units are quoted for trading on the Redemption Date.

The Trustees

There are currently three Trustees. Trustees are reappointed or replaced every year as may be determined by a majority of the votes cast at an annual meeting of the Unitholders. The Declaration of Trust provides that, subject to the terms and conditions thereof, the Trustees may, in respect of the Fund assets, exercise any and all rights, powers and privileges that could be exercised by a legal and beneficial owner thereof and shall supervise the investments and conduct the affairs of the Fund. The Trustees are responsible for, among other things: (i) acting for, voting on behalf of and representing the Fund as a shareholder and noteholder of the Company; (ii) maintaining records and providing reports to Unitholders; (iii) supervising the activities of the Fund; (iv) managing the affairs of the Fund; (v) ensuring that the restrictions in the Declaration of Trust on non-resident ownership are met; and (vi) declaring distributions from the Fund to Unitholders.

A special resolution will be presented at the June 9, 2005 Annual and Special Meeting of Unitholders to consider and if deemed advisable, confirm and approve the amendment to the Declaration of Trust and to pass the special resolution, meaning the affirmative vote of not less than 66 2/3% of the votes cast by Unitholders with respect to the amendments to section 8.1 of the Declaration of Trust.

Section 8.1 of the Declaration of Trust provides for a board of Trustees consisting of a minimum of three Trustees and a maximum of seven Trustees. The three current Trustees have determined that it would be in the best interests of the Fund and the Unitholders for the minimum number of Trustees to be increased to seven and the maximum number of Trustees increased to eleven. The current Trustees and the Company's Board of Directors believe that the increased size of the board of Trustees will provide greater resources to the Fund.

Meetings of Unitholders

The Declaration of Trust provides that meetings of Unitholders must be called and held for, among other matters, the election or removal of Trustees, the appointment or removal of the auditors of the Fund, the appointment of an inspector to investigate the performance by the Trustees in respect of their responsibilities and duties in respect of the Fund, the approval of amendments to the Declaration of Trust, the sale of all or substantially all of the assets of the Fund, the termination of the Fund and the direction of the Trustees as to the election of the directors of the Company. Meetings of Unitholders will be called and held annually for, among other things, the election of the Trustees, the appointment of auditors of the Fund and the direction of the Trustees as to the election of the directors of the Company. A resolution appointing or removing a Trustee, the auditors of the Fund or the direction of the Trustees as to the election of the directors of the Company, must be passed by a simple majority of the votes cast by Unitholders. The balance of the foregoing matters must be passed by at least 66 2/3% of the votes cast at a meeting of Unitholders called for such purpose.

A meeting of Unitholders may be convened at any time and for any purpose by the Trustees and must be convened if requisitioned by the holders of not less than 10% of the Units then outstanding by a written requisition. A requisition must, among other things, state in reasonable detail the business proposed to be transacted at the meeting.

Unitholders may attend and vote at all meetings of Unitholders either in person or by proxy and a proxy holder need not be a Unitholder. Two persons present in person or represented by proxy and representing in the aggregate at least 10% of the votes attaching to all outstanding Units shall constitute a quorum for the transaction of business at all such meetings.

The Declaration of Trust contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Unitholders.

Unitholders' Rights Plan

In order to provide Unitholders with protection from unfair, abusive or coercive takeover strategies and to afford Unitholders and the Trustees adequate time to assess an offer made for the Units and to pursue, explore and develop alternative courses of action in an attempt to maximize Unitholder value, a Unitholder rights plan (the "Unitholder Rights Plan") was approved on March 27, 1997, and amended as of March 13, 2002, and ratified by the Unitholders May 30, 2002 so as to extend the term of the Unitholder Rights Plan to June 30, 2005.

A resolution will be presented at the June 9, 2005 Annual and Special Meeting of Unitholders to consider and if deemed advisable, confirm and approve the amendment to and extension of the Fund's Unitholder Rights Plan to the close of business on June 30, 2008. This resolution is being recommended by both the Trustees of the Fund and the Board of Directors of the Company.

The following is a summary of the terms of the Unitholder Rights Plan, which is qualified in its entirety by reference to the text thereof. All terms referred to herein, where not specifically defined, have the meanings ascribed to them in the Unitholder Rights Plan, a copy of which is available upon request to the Secretary of the Fund.

General

The Rights (as defined in the Unitholder Rights Plan) are issued on the basis of one Right in respect of each Unit, pursuant to the Unitholder Rights Plan agreement entered into between the Fund and the Rights Agent. Each Right entitles the registered holder to purchase from the Fund one Unit at a price of $50.00 per Unit, subject to adjustments. If a Flip-in Event (as herein defined) occurs, each Right will entitle the registered holder to receive, upon payment of the Exercise Price, that number of Units that have a market value at the date of such occurrence equal to twice the Exercise Price. The Rights are not exercisable until the Separation Time (as herein defined). The Rights will expire on June 30, 2005, unless earlier terminated by the Trustees.

Trading of Rights

Until the Separation Time (or the earlier termination or expiration of the Rights), the Rights will be transferred with and only with the Units. Each new Unit certificate issued after the Record Time (as defined in the Unitholder Rights Plan), upon transfer of existing Units or the issuance of additional Units, will contain a notation that the Unit certificate also evidences Rights as described in the Unitholder Rights Plan. Until the Separation Time (or the earlier termination or expiration of the Rights), the surrender for transfer of any certificates representing Units outstanding as of the Record Time will also constitute the transfer of the Rights associated with the Units represented by such certificate.

Separation Time

The Rights will separate and trade apart from the Units and become exercisable from and after the Separation Time. "Separation Time" means the close of business eight trading days following the earlier to occur of (i) the date of acknowledgment by the Fund ("Stock Acquisition Date") that a person or group or affiliated or associated persons ("Acquiring Persons") has acquired, other than as a result of a reduction of the number of Units then outstanding, a Permitted Bid or Exempt Acquisition (as herein defined), Beneficial Ownership (as defined in the Unitholder Rights Plan) of 20% or more of the outstanding Units (the calculation of both the 20% figure and the outstanding Units to include any unissued Units Beneficially Owned by such Acquiring Persons) or (ii) the commencement of, or first public announcement of the intention of any person (other than the Fund or any subsidiary of the Fund) to commence a Takeover Bid (other than a Permitted Bid) or such earlier or later time as may be determined by the Trustees.

Flip-in Event

Following a transaction in or pursuant to which a person becomes an Acquiring Person (a "Flip-in Event") a Right will convert into the right to purchase at a 50% discount, upon exercise, Units of the Fund having an aggregate acquisition cost equal to the Exercise Price. However, in such event, any Rights Beneficially Owned by Acquiring Persons (including such person's associates and affiliates and persons with whom he is acting in concert) or by any direct or indirect transference of such a person will be void. A Flip-in Event would not include Exempt Acquisitions or acquisitions pursuant to a Permitted Bid.

Permitted Bid

A "Permitted Bid" is a Take-over Bid made in compliance with and not on a basis which is exempt from or otherwise not subject to the provisions of sections 95 through 100, inclusive, of the *Securities Act* (Ontario) and in compliance with all other applicable securities laws, subject to any exemptions ordered or granted for purposes of uniformity, and which also complies with the following additional provisions:

(i) the Take-over Bid is made for all Units to all holders of record of Units as registered on the books of the Fund;

(ii) the person making the Take-over Bid does not at the commencement of, or during the currency of, the Take-over Bid Beneficially Own more than 10% of the Units, unless such person was the Beneficial Owner of 10% or more but less than 20% of the outstanding Units determined as at the Effective Date and did not increase such Beneficial Ownership by an additional 2% of the outstanding Units determined as at the Effective Date;

(iii) the Take-over Bid contains and the take up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Units will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on a date which is not less than 60 days following the date of the Take-over Bid;

(iv) the Take-over Bid contains irrevocable and unqualified provisions that all Units may be deposited pursuant to the Take-over Bid at any time prior to the close of business on the date referred to in clause (iii) and that all Units deposited pursuant to the Take-over Bid may be withdrawn at any time prior to the close of business on such date;

(v) the Take-over Bid contains an irrevocable and unqualified condition that not less than 50% of the then outstanding Units, other than the Units Beneficially Owned by the offeror, must be deposited to the Take-over Bid and not withdrawn at the close of business on that date referred to in clause (iii); and

(vi) the Take-over Bid contains an irrevocable and unqualified provision that, should the condition referred to in clause (v) be met, the Take-over Bid will be extended on the same terms for a period of not less than 10 days from the date referred to in clause (iii).

Exchange Option

If the Trustees determine that conditions exist which would eliminate or otherwise materially diminish in any respect the benefits intended to be afforded to the holders of Rights pursuant to the Unitholder Rights Plan, the Trustees may at any time after a Flip-in Event, authorize the Fund to issue or deliver, in respect of each Right which is not void, either (i) in return for the Exercise Price and the Right, debt or equity securities or assets of the Fund (or a combination thereof) having a value equal to twice the Exercise Price, or (ii) in return for the Right, subject to any amounts that may be required to be paid under applicable law, debt or equity securities or assets of the Fund (or a combination thereof) having a value equal to the value of the Right, in full and final settlement of all rights attached to the Right. In either case, the value of such debt or equity securities or assets (or a combination thereof) and in the case of any issue of debt or equity securities or assets (or a combination thereof) pursuant to clause (ii), the value of the Right shall be determined by the Trustees, who may rely upon the advice of a nationally or internationally recognized firm of investment dealers or investment bankers selected by them.

Redemption

At any time prior to a Flip-in Event, the Trustees may redeem the Rights in whole (but not in part) at a redemption price of $0.001 per Right, subject to appropriate adjustment in certain events. In addition, the Trustees shall be deemed to have elected to redeem the Rights at such redemption price on the date of expiry of a Permitted Bid pursuant to which Units have been purchased.

Waiver

The Trustees may until the occurrence of a Flip-in Event, waive the application of the Flip-in Event provisions to a transaction (an "Exempt Acquisition") that would otherwise be subject to those provisions. The Trustees may also, prior to the Stock Acquisition Date (as defined in the Unitholder Rights Plan), waive the application of the Flip-in Event provisions to a Flip-in Event, where the Acquiring Person became such by inadvertence and where such Acquiring Person has reduced his Beneficial Ownership of Units such that at the time of waiver he is no longer an Acquiring Person.

Amendments

Subject to the prior written consent of The Toronto Stock Exchange, in certain situations more particularly defined in the Unitholder Rights Plan, the Trustees may from time to time supplement or amend the Unitholder Rights Plan agreement without the approval of any holders of Rights to make any changes which the Trustees may deem necessary or desirable.

Protection Against Dilution

The Exercise Price, the number and kind of securities subject to purchase upon the exercise of each Right and the number of Rights outstanding are subject to adjustment in certain situations from time to time to prevent dilution.

Rightsholder not a Unitholder

Until a Right is exercised, the holder thereof, as such, will have no rights as a Unitholder of the Fund including, without limitation, the right to vote or to receive distributions.

Declaration as to Non-Canadian Holders

If in the opinion of the Trustees (who may rely upon the advice of counsel) any action or event contemplated by the Rights Agreement would require compliance with the laws of a jurisdiction outside of Canada, the Trustees acting in good faith may take such actions as they deem appropriate to ensure that such compliance is not required.

THE NORTH WEST COMPANY INC. (the "Company")

The Company is a wholly owned subsidiary of the Fund and is the only subsidiary of the Fund. All of the Company's Common Shares, Subordinated Notes, and Notes Receivable (being all of the issued and outstanding securities of the Company) are held by the Fund.

The history of the Company dates back to 1670, when the Hudson's Bay Company received its Royal Charter and began establishing fur-trading outlets throughout what is now northern Canada. In 1821 Hudson's Bay Company merged with its rival The North West Company, which federation of partners commenced operations in 1779. Over time, the original fur-trading outlets diversified their product lines and eventually became the Northern Stores division of the Hudson's Bay Company ("Northern Stores"). In 1987, Northern Stores was sold to a management and private investor group. Shares of the successor to Northern Stores, The North West Company Inc., were listed for trading on the Toronto Stock Exchange in 1990, and a public offering was made in 1992. Later that year, the Company bought the Alaska Commercial Company that traced its roots back to the Russian American Trading Company that commenced operations in 1778. In 1997, The North West Company Inc. was reorganized pursuant to a Plan of Arrangement and the outstanding shares in The North West Company Inc. were effectively exchanged on a one-for-one basis for Units of the Fund. On January 27, 2005, The North West Company Inc. transferred its interest in Alaska Commercial Company to its newly incorporated wholly owned subsidiary NWC (U.S.) Holdings Inc.

Share and Loan Capital

The Company is authorized to issue an unlimited number of Common Shares and an unlimited number of Preferred Shares. The Fund is the beneficial owner of all of the issued and outstanding Common Shares of the Company. There are no issued and outstanding Preferred Shares.

Common Shares

Each Common Share entitles the holder thereof to receive notice of and to attend all meetings of the shareholders of the Company and to one vote at such meetings. The holders of Common Shares are entitled to receive any dividends declared by the board of directors on the Common Shares. In the event of the liquidation, dissolution, bankruptcy or winding-up of the Company or other distribution of its assets among its shareholders, the holders of the Common Shares will be entitled to share equally in all remaining assets of the Company.

Preferred Shares

Each Preferred Share entitles the holder thereof to receive non-cumulative cash dividends as and when declared by the board of directors of the Company, at a rate equal to 10% of the stated issue price per share per annum payable semi-annually on March 15 and September 15.

Except as required by applicable law, the holders of the Preferred Shares are not entitled as such to any voting rights or to receive notice of or to attend meetings of shareholders of the Company.

In the event of the liquidation, dissolution or winding-up of the Company or other distribution of its assets among its shareholders, the holders of the Preferred Shares will be entitled to receive the stated issue price per share together with an amount equal to all declared and unpaid dividends thereon to the date of commencement of any such liquidation, dissolution, winding-up or distribution. After payment to the holder of the Preferred Shares of the amounts payable to them, they shall not be entitled to share in any further distribution of the property or assets of the Company.

Subordinated Notes

The Company issued the Subordinated Notes to the Fund on March 27, 1997, and June 4, 1998, pursuant to the terms of a note indenture dated March 27, 1997 (the "Note Indenture"). No additional Subordinated Notes may be issued under the terms of the Note Indenture. The Subordinated Notes have an aggregate principal amount of $175.0 million, bear interest at 12.5% per annum, payable quarterly on the last day of March, June, September and December.

The Subordinated Notes may not be redeemed by the Company or by the Fund prior to maturity.

Notes Receivable

The Company issued the Notes Receivable to the Fund on December 31, 2001. The Notes Receivable in the principal amount of $30.0 million bear interest at 13.0% per annum, payable quarterly on the last day of March, June, September and December and mature on December 31, 2031.

The Notes Receivable are subordinate to the Subordinated Notes above and may not be redeemed by the Company or by the Fund prior to maturity.

Senior Notes

In August 2002, the Company issued US$65.0 million of 5.89% senior notes (the "Senior Notes"). Repayments of 20% of the principal amount of the Senior Notes are required on June 15, 2007 and June 15, 2008 with the balance due June 15, 2009. The Senior Notes were placed with three large U.S.-based life insurance and pension funds, including one previous lender. The net proceeds of the Senior Notes offering, together with funds drawn from the Company's secured credit facilities referenced below, were used to retire Senior Bonds of the Company that matured on August 28, 2002.

Other Senior Indebtedness

The Company has $85.0 million in secured operating lines of credit with banks in Canada and US$4.0 million in secured operating lines of credit with banks in the United States, of which CDN$31.9 million was drawn as at April 1, 2005.

Security for Senior Notes and Other Senior Indebtedness

The Senior Notes and Other Senior Indebtedness are secured by the following:
(i) a general security interest upon the assets of the Company, including a pledge of shares of significant subsidiaries, to secure the payment and performance of the obligations of the Company in respect of the facilities; (ii) a guarantee by the Fund of the Company's obligations in respect of the facilities and a pledge of all securities (including the Company's Common Shares, Preferred Shares. Subordinated Notes and Notes Receivable) of the Company owned by the Fund to secure such obligations; (iii) a subordination agreement between the Fund and the holders of the facilities prohibiting any payments in respect of the Subordinated Notes and Other Senior Indebtedness other than regularly scheduled payments of interest (when Senior Notes or Other Senior Indebtedness are not in default and such payments are not otherwise required to be suspended in accordance with the terms of such subordination agreement or the Note Indenture) until payment in full of the facilities, including prior payment in full of Senior Notes and Other Senior Indebtedness in any liquidation, bankruptcy or reorganization proceedings; and (iv) guarantees by the Company's significant subsidiaries and a general security agreement upon the assets of such subsidiaries to secure payment and performance of the obligations of the Company in respect of the Senior Notes and Other Senior Indebtedness. The Senior Notes and Other Senior Indebtedness are subject to the satisfaction of certain conditions, which are usual and customary for loans of this nature. Both the holders of the Senior Notes and Other Senior Indebtedness have appointed Bank of Montreal as security agent to hold all security jointly on behalf of both.

Business Description

The Company is a leading retailer and distributor of everyday consumer goods and services to remote communities, rural towns and urban neighbourhoods across northern Canada, rural Alaska and western Canada. The Company operates a network of 183 retail stores, which offer a diverse range of merchandise catering to the northern customer, the urban customer at several locations in southern Canada, as well as a catalogue shopping business. The Company also operates complementary businesses, including fur and Inuit art marketing businesses, which utilize its unique heritage and knowledge of the north.

For the 52 week fiscal year ended January 29, 2005 the Company's total revenues were $788.7 million, of which Canadian operations accounted for approximately 79.9% and Alaskan operations accounted for the balance or 20.1%. For the 53-week fiscal year ended January 31, 2004, the Company's total revenues were $782.7 million. At January 29, 2005, the Company employed approximately 5522 people including approximately 692 people in Alaska.

Canadian Operations

The Company's Northern Canadian Retailing operations consist of 133 Northern stores, five NorthMart stores and six stand-alone Quickstop convenience stores. These 144 outlets are located in 139 communities across the Canadian north. The communities range in size from small, remote settlements with populations as few as 300 people to larger, regional centers with populations of up to 15,000 people. The average store size has approximately 7,500 square feet of selling space and features a broad assortment of food, general merchandise and services. Food offerings consist of perishable and non-perishable products including groceries, dairy products, meat, produce and convenience/fast-food services. General merchandise consists of family apparel, house wares, health and beauty aids, sporting goods, toys, hardware, furniture, appliances and home entertainment products, boats, outboard motors, canoes, all-terrain vehicles and snowmobiles. Services include cheque cashing, tax services, ATM's, money transfers, catalogue ordering and gasoline sales. Stores may also feature a post office, fast food franchise or a pharmacy. Store offerings are supported by an established catalogue business, Selections (www.selections.northwest.ca), which is distributed throughout northern Canada.

The Company is pursuing a strategy of entering into alliances with leading specialty retailers, distributors and service providers to broaden its product and service offering while leveraging its convenient locations. To date, the Company has established alliances with *Dufresne Furniture and Appliances, TruServ Canada Cooperative Inc.* (in the hardware category), *Pratt's Wholesale Ltd* (slower moving and specialty food), *A. De La Chevrotière Ltée.* (food distribution in eastern Canada), *Rogers Video* (video rentals and sales) and *H&R Block Canada* (in the tax services category). Management believes that these alliances have been positive in delivering stronger product and service offerings to the Company's customers at lower costs. The Company's alliance with *Giant Tiger Stores Limited* (for general merchandise) was discontinued on February 28, 2005, which enables the company to procure merchandise with lead times that satisfy the northern environment and access the breadth of merchandise required to meet our customer demands. The discontinuation of the general merchandise purchasing alliance does not impact the Master Franchise Agreement signed with *Giant Tiger Stores Limited.* The Company has begun sourcing directly from offshore sources.

In July 2002, the Company opened two Giant Tiger discount stores in Manitoba and announced plans to roll-out approximately 72 stores in western Canada over the next 30 years. A third store was opened in 2002. Four more stores were opened in 2003, with three new stores opened in 2004 for a total of ten Giant Tiger stores. All stores except for one are meeting expectations.

The Company operates complementary businesses that apply its unique heritage and knowledge of the north. These include: (i) the Fur Marketing Division, which purchases furs from trappers and sells aboriginal crafts and outerwear to the local and tourist retail market from three trading posts; (ii) the Inuit Art Marketing Service, which procures and markets carvings from Native artisans and is the largest Inuit art marketing service in Canada; (iii) Crescent Multi Foods, which is a full-line produce distributor, serving the Company's stores and third-party customers in Manitoba and northwestern Ontario; and (iv) The Odd Lots Discount Centre, which is used by the Company to dispose of surplus catalogue and store merchandise.

Alaskan Operations

The Company's Alaskan operations are conducted through Alaska Commercial Company ("AC") a wholly owned subsidiary of the Company's wholly owned subsidiary NWC (U.S.) Holdings Inc. AC operates 24 AC Value Center stores and one AC Quickstop convenience store. These store formats are similar to the Company's Canadian stores. The Alaskan operations also include Frontier Expeditors, which provides wholesale services to small independent retailers in Alaska.

Distribution and Infrastructure

The Company operates one distribution centre in each of Winnipeg, Manitoba and Anchorage, Alaska. They are used for both food and general merchandise. Due to the vast geography of the Company's store network, transportation is an important element of the Company's operations. The majority of stores are inaccessible by all-weather roads and the balance are relatively distant from major transportation corridors. As a result, stores are serviced by all available modes of transportation including sealift, barge, trucks including via winter roads, rail and air. The Company owns a 50% interest in Transport Nanuk Inc., a shipping company servicing the eastern Arctic.

In both Canada and Alaska, the Company owns the majority of its stores, in addition to employee residences and staff houses, which are typically located adjacent to the more remote store locations.

In Canada, the Company sources both food and general merchandise through the Company's head office in Winnipeg and through its corporate alliances. A buying office in Anchorage, which sources product locally, as well as from the lower 48 states, handles buying for AC.

Financial Services

The Company offers customers convenient, local access to a wide variety of financial services. Northern, NorthMart and AC Value Center stores each offer a revolving credit card for day-to-day purchases, similar to those offered by major department store chains. An extended payment program is also available to finance big-ticket purchases at the stores. As there are relatively few bank branches in markets the Company serves the Company also offers ATM's, cheque cashing, debit card cash withdrawal, cash transfer, bill payment, currency exchange, money order and gift certificate services at its stores.

Many day-to-day credit decisions continue to remain the responsibility of local store managers as management believes that a store manager's knowledge of the local economic conditions and their personal acquaintance with their customers, allows them to make most day to day authorization decisions. Credit provided on the extended payment program for big-ticket purchases are approved at the Company's head office. A central credit management system allows continuous monitoring of account activity and balances at the head office so that credit specialists can provide advice to the store managers. The allowance for doubtful accounts is adjusted monthly to reflect the changes in the currency of outstanding balances. Allowances are adequate to cover projected bad debts.

Markets

The Company operates 124 stores in smaller, remote communities inhabited principally by First Nations, Métis and Inuit. These markets range in population from 300 to 3,700 people and are generally not accessible by all-weather roads. These communities generally have a stable income base, which is dependent on government spending through social assistance and public sector employment in schools, health services, local government and public works projects. Income levels are also influenced by activities such as fishing, resource exploration, pipeline construction, hydro electricity development and related construction activity.

NWC operates 44 stores in less remote, regional communities that are generally accessible by all-weather roads. These markets range in population from 1,000 to 15,000 people. The economies of these communities are more diverse and income levels are higher than those of the more remote locations. Major sources of employment are in government services, transportation, health care, tourism and natural resources. The Company considers that of its total number of regional locations, 24 communities are dependent to varying degrees on natural resource industries. The Company operates four Giant Tiger stores in Winnipeg, one in Thompson, one in Morden, Manitoba, three in Saskatchewan, Moose Jaw, Regina and Saskatoon, and one in Edmonton, Alberta.

In addition to the above, the Company operates Fur Marketing branches in Grande Prairie, Alberta, Prince Albert, Saskatchewan, North Bay, Ontario and an *Odd Lots Discount Centre* in Winnipeg, Manitoba.

Operations

Net earnings from operations for the 52 week fiscal year ended January 29, 2005, were $37.3 million or $2.32 per Unit on a diluted basis versus net earnings from operations for the 53-week fiscal year ended January 31, 2004, of $35.7 million or $2.22 per Unit on a diluted basis and net earnings of $34.5 million or $2.14 per Unit on a diluted basis for the 52-week fiscal year ended January 25, 2003.

Revenues increased 0.8% for the 52-week fiscal year ended January 29, 2005 (2.6% on an equivalent 52-week basis). Canadian operations experienced a 2.3% increase in revenue (4.2% on an equivalent 52-week basis). *Alaskan operations recorded a 1.6 % increase in revenue to US$122.8 million* (3.3% on an equivalent 52-week basis).

Earnings before interest and taxes were $52.7 million or 6.7% of sales for the year ended January 29, 2005 versus earnings before interest and taxes of $50.4 million or 6.4% of sales for the fiscal year ended January 31, 2004. Canadian earnings before interest and taxes of $42.7 million or 6.8% of revenue increased from $39.3 million or 6.4% of revenue for the prior fiscal year ended January 31, 2004. Alaskan operations generated earnings before interest and taxes of $10.0 million or 6.3% of revenue for the fiscal year ended January 29, 2005, compared to $11.2 million or 6.7% of revenue for the prior fiscal year. Included in 2003 Alaska earnings was a gain from insurance before tax of $2.0 million. Interest expenses for the fiscal year ended January 29, 2005, were $5.8 million, down from $6.3 million for the prior fiscal year.

Liquidity and Capital Resources

At January 29, 2005, net working capital was $120.2 million, representing an increase of $6.5 million or 5.7% from $113.7 million at the prior fiscal year-end. Accounts receivable of $69.0 million increased 16.2% during the fiscal year ended January 29, 2005. Inventories of $122.0 million increased by 6.3% compared to $114.8 million the prior fiscal year.

Stores and Other Facilities

The following table sets forth the number of stores, the location of the stores by region and whether the stores are owned or leased as at January 29, 2005.

	Number of Stores	Owned (1)	Leased
Alberta	7	5	2
British Columbia	3	2	1
Labrador/NFLD	5	5	0
Manitoba	36	20	16
Nunavut	24	22	2
NWT	18	16	2
Ontario	27	15	12
Quebec	17	16	1
Saskatchewan	20	15	5
Yukon	1	0	1
Canadian Stores	158	116	42
Alaska Commercial Co.	25	13	12
TOTAL STORES	183	129	54

(1) Of these stores, 41 are located on leased land pursuant to ground leases.

The following table summarizes the number of stores and selling square footage under NWC's retail formats.

	Number of stores		Selling square footage	
	2004	2003	2004	2003
Northern	133	133	772,301	785,213
NorthMart	5	7	125,565	186,833
Quickstops	7	6	11,272	10,229
Giant Tiger	10	7	163,937	103,427
Other formats	4	4	22,558	22,558
AC Value Centres	24	24	252,000	251,469
Total at end of year	183	181	1,347,633	1,359,729

Selling areas of stores in remote communities range in size from 1,000 sq. ft. to 10,000 sq. ft. In regional communities, selling areas range from 3,000 sq. ft. to 47,000 sq. ft. The Company owns employee residences and staff houses, which are typically located adjacent to the more remote store locations.

Competition

In the majority of the northern and remote communities that it serves, the Company is the dominant provider of food, every day and seasonal general merchandise and commands the largest market share. Local competition consists of stores operated by independent storeowners and local co-operatives, some of which are associated with regional or national buying groups. Many of these stores enjoy strong local loyalties through established customer relationships. The strength of the Company's independent store competition varies considerably depending on the management skills, financial strength and scale of local operators. Additionally, the commitment of local staff to the store and to customer relationships and the ability to maintain consistent standards are other key factors that influence their success. In Canada, all of the communities in which the Company operates have access to mail order catalogue and direct mail services such as those provided by *Sears Canada Inc.*, *Wal-Mart* and smaller regional and specialized competitors. In Alaska, this type of competition is more intense and includes catalogues directed solely at the rural Alaska market by Anchorage retailers such as *Safeway, Wal-Mart* and *Sears*.

The Company stores also face competition (in varying degrees based upon the specific market location) from non-independent stores, including traditional department stores, big box retailers, discount department stores and specialty stores. Specifically, in 17 of the larger communities, the Company competes directly with Canadian secondary market chains such as *True Value*, *Fields*, *SAAN* and *I.G.A. /Sobeys* as well as home shopping networks. AC competes directly with *Safeway* or its subsidiaries in three markets and *Wal-Mart* in one market. Furthermore, 41 of the Company's store locations are within three hours driving distance of small to medium sized urban centres offering a variety of shopping alternatives.

The Company's Giant Tiger stores are located in larger rural and urban markets. They compete against discount chains, food stores and department store formats.

Capital Expenditures

For the 52-week fiscal year ended January 29, 2005 total net capital expenditures amounted to $21.6 million compared to $30.2 million for the 53-week fiscal year ended January 31,2004. Net capital expenditures for the 52-week fiscal year ending January 27, 2006, are expected to be approximately $27.2 million and will be financed out of cash flow from operations.

Management of Sales and Operations

In Canada, each store employs a full-time manager who has primary responsibility to monitor daily operations, maximize selling opportunities and safeguard Company assets. The organizational structure of Northern Canada Retailing headed by the Executive Vice-President, Northern Canada Retailing includes four Regions, each of which is managed by a General Manager. Two regions are led by a

General Manager and a support team. The remaining two regions are segregated into nine districts, with each district led by a District Manager and a support team reporting to a General Manager.
The General Managers are responsible for the store level execution of corporate strategies, policies and programs. The regional General Managers contribute to the development of these initiatives by providing front line feedback from daily contact with staff, customers and communities. In Alaska, Sales & Operations report to a Vice President, Sales & Operations and a Director of Store Operations. Support for Sales & Operations is provided directly by AC's Accounting, Human Resources and Marketing departments in Anchorage and with selected additional support from Winnipeg based service departments.

Giant Tiger Stores

The Company operates 10 Giant Tiger stores that report to the Vice-President and General Manager, Giant Tiger West. Support service responsibilities are divided between the Company and Giant Tiger Stores Limited.

Employees

At January 29, 2005, the Company employed approximately 5,522, people, including 692 in Alaska. Of these, approximately 2,926 are aboriginal and of the aboriginal employees, 217 hold managerial positions.
The Company is active in the recruitment of aboriginal people for positions in stores, corporate and distribution centres.

Training and development of employees is also a major focus across the Company. Particular attention is being paid toward enhancing food expertise within store operations and with those who have category management responsibilities. As part of a "Best Practice" training initiative new operational processes have been identified and documented. These are being used to guide work methods and comprehensive training programs at store training sites across the country. In Alaska, the focus is on industry-sponsored training materials and the recruitment of more senior people for store operations positions.

Customers

The Company's core customer group consists of lower-income shoppers residing in remote communities across the Canadian north and Alaska. This customer's income depends largely on direct and non-discretionary government transfer payments and regional government program funding. This group's spending is also influenced by the availability of seasonal employment opportunities, which are typically created by government-funded construction and infrastructure projects. The shopping needs of the Company's core customer group mainly consist of necessity food and everyday basic general merchandise and are influenced by the challenging climate and logistics conditions that exist in these communities.

The Company's urban Giant Tiger customers are somewhat less dependent upon government funding but still exhibit similar shopping needs.

The Company's target customers also include quality and selection-driven shoppers and younger, "trend-driven shoppers". Management believes that these shoppers have become increasingly aware of consumer trends in urban markets. The Company's food and general merchandise assortments have evolved to reflect this change and include more fresh (highly perishable) departments in foods, as well as fashion and lifestyle products similar to those offered by retailers in more competitive urban markets.

Environment

The Company is subject to environmental regulation pursuant to federal, provincial and state legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances handled by the Company. A breach of such legislation may result in the imposition of fines and penalties. To ensure that the Company is in compliance with applicable environmental laws, the Director, Real Estate and Store Planning has been appointed as its Environmental Officer and he reports quarterly to the board of directors of the Company.

The Company is committed to meeting its responsibilities to protect the environment wherever it operates and annually budgets expenditures of both a capital and expense nature to meet the increasingly stringent laws relating to the protection of the environment. The Company believes it is in substantial compliance with applicable environmental laws and regulations and does not believe the expenditures will have a material effect on the Company's earnings.

Risk Factors

Risks affecting the Company, its business and the Units of the Fund include but are not limited to the following:

Risks Relating to the Units

Income Tax Matters

There can be no assurance that Canadian federal income tax laws respecting the treatment of mutual fund trusts will not be changed in a manner that adversely affects the holders of Units.

The Fund is an inter vivos trust for income tax purposes. All income of the trust is distributed to Unitholders and, as such, no income tax is payable by the Fund.

The Company accounts for income taxes using the liability method of tax allocation. Under the liability method, future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future income tax assets or liabilities are expected to be realized or settled. The provision for income taxes is recorded in the Company at applicable statutory rates.

The Canada Revenue Agency (CRA) has been conducting an audit on the years 1996 to 1999. It is the opinion of management that the pending reassessments will not have a material effect on the consolidated financial statements. Also see "Risks Relating to the Business – Income Taxes" on page 17 hereof.

Nature of Units

The Units do not represent a direct investment in the Company's business and should not be viewed by investors as shares in the Company. Holders of Units will not have the statutory rights normally associated with ownership of common shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The Units represent a fractional interest in the Fund. The Fund's primary assets are equity securities and debt instruments of the Company. The market price per Unit is expected to be a function of the Fund's anticipated distributable income and the growth in earnings per Unit generated by the Company and general investment market conditions.

Redemption Right

It is anticipated that the redemption right will not be the primary mechanism for holders of Units to liquidate their investments. Subordinated Notes or notes, which may be distributed to holders of Units in connection with a redemption ("Redemption Notes"), will not be listed on any stock exchange and no established market is expected to develop for such securities. In addition, Subordinated Notes and Redemption Notes received as a result of a redemption of Units will not be qualified investments for registered retirement savings plans, deferred profit sharing plans, registered retirement income funds and registered education savings plans. Cash redemptions are subject to limitations.

Distribution of Shares and Notes on Termination of the Fund

Upon termination of the Fund, the Trustees may distribute the assets of the Fund directly to the holders of Units, subject to obtaining all required regulatory approvals. The primary assets of the Fund are shares and notes of the Company, which are not freely tradable and are not currently listed on any stock exchange. In addition, the shares and notes of the Company are not qualified investments for registered retirement savings plans, deferred profit sharing plans, registered retirement income funds or registered education savings plans.

Cash Distributions Are Not Guaranteed and May Fluctuate with the Company's Performance

Although the Fund must distribute its net income to Unitholders (except net income which is determined by the Trustees to be required to satisfy any tax liability of the Fund), there can be no assurance regarding the amounts of income generated by the Fund or the Company, or that such distributions will be payable in cash. The Fund depends on interest and other payments from the Company to make its cash distributions. The Company's ability to service its debt and make other payments to the Fund will depend upon numerous factors, including profitability, third party debt service payments, fluctuations in working capital, interest rates, foreign currency exchange rates and capital expenditures and other factors beyond the control of the Fund and the Company. Cash distributions are not guaranteed and may fluctuate with the Company's performance.

Risks Relating to the Business

Government Spending

The Company's financial performance is dependent upon the prosperity of communities in northern Canada and Alaska. The economy in northern Canada is highly dependent on government spending through social benefits programs, health care, education and public works. The Alaskan economy also benefits from annual payments to residents from a permanent fund created from oil revenues over the past 21 years. These payments are expected to decease over the next several years. If this occurs it may lead to decreased incomes and spending in local communities, which could in turn have a material adverse effect on the Company's business, financial condition and results of operations.

Retail Industry and Economic Downturns

Approximately 26.0% of the Company's sales are in the general merchandise category. Although the Company's core customer is a lower income shopper with relatively stable income sources, the general merchandise category is sensitive to general economic conditions, consumer confidence and weather fluctuations. External factors which affect customer demand, and over which the Company exercises no influence, include general economic growth, interest rates, personal debt levels, unemployment rates and levels of personal disposable income. In an economic downturn, discounting by major retailers may affect the pricing levels achievable by the Company in respect of general merchandise products. A recession or significant and prolonged decline in consumer spending could have a material adverse effect on the Company's business, financial condition and results of operations.

In addition, approximately 13% of the Company's stores are located in communities, which are dependent on a single industry, such as fishing, mining or oil and gas extraction. A decline in the fortunes of the relevant industry would have a material adverse effect on the communities in which those stores are located and, in the aggregate, could have a material adverse effect on the Company's business, financial condition and results of operations.

Aboriginal Consumer Environment

About 37% of the Company's sales are derived from communities and regions that restrict commercial land ownership and usage by non Aboriginal-owned businesses or which have enacted policies and regulations to support Aboriginal-owned businesses. We successfully operate within these environments through initiatives that promote positive community and customer relations. These include joint venture and store lease arrangements with community-based development organizations, affirmative steps taken to recruit local residents into management positions, increased Aboriginal participation at our Board level and direct investment in the Fund by Aboriginal-owned entities.

Competitive Environment

Despite the remoteness of its markets, the Company faces significant competition. The Company's outlets compete with stores operated by local village corporations, independent storeowners and co-operatives, some of which are associated with regional or national buying groups. These independent merchants maintain market share due to strong local loyalties and established customer relationships. All of the communities in which the Company operates have access to mail order catalogue, direct mail and internet services such as those provided by *Sears Canada Inc.* and *Wal-Mart*. In the larger communities in which the Company operates, the Company competes directly with other national or regional retailers such as *True Value*, *Fields*, and *I.G.A./Sobeys*. Moreover, approximately 22% of the Company's stores are located within three hours driving distance of small and medium sized urban centers that offer expanded shopping alternatives. The Company's financial performance and results from operations depend on its ability to continue to develop and implement strategies to compete with other retailers and to anticipate and respond to changing consumer preferences and merchandising trends in a timely manner.

Dependence on Key Personnel

The Company's success depends to a significant degree on its ability to attract and retain employees. Due to the vast geography and remoteness of the stores in which the Company operates, there is significant competition and limited numbers of experienced personnel, particularly at the store management level. At the store level, the Company, like many other retailers, faces the challenge of high employee turnover. The Company's ability to minimize employee turnover is an important competitive factor and directly relates to the effectiveness of its store operations. The Company's failure to attract, motivate and retain qualified personnel could have a material adverse effect on the Company's business, financial condition and results of operations.

In addition, the Company is dependent upon its officers and the loss of services of any number of the Company's officers could have a material adverse effect on the business, financial condition and results of operations.

New Business Strategies

The success of the Company's store expansion is dependent on a number of factors, including the availability of suitable store locations or acquisition opportunities, the successful negotiation of acceptable leases or acquisitions, the ability to manage the expansion of the store base, the ability to source inventory which meets the needs of the new stores, the development of adequate management information systems, the ability to recruit and train new managers and employees, the availability of capital and general economic and business conditions. The success of the Company's alliance strategy is dependent on a number of factors, such as the ability of the Company's alliance partners to source suitable merchandise, obtain volume discounts, manage inventory and deliver products in a timely manner and on the relationship between the Company and its alliance partners.

There can be no assurance that the Company will successfully implement its new business strategies or that, if implemented, the strategies will increase the Company's profitability.

Financial Services Business

The Company's financial services operations are an important part of its business. The Company is subject to the risk of customer defaults, particularly following deterioration in the economy. The credit card industry is highly competitive and other credit card issuers may seek to expand or to enter the Company's markets. New federal, provincial and state laws and amendments to existing laws may be enacted to further regulate the credit card industry or to reduce finance charges or other fees or charges applicable to credit card accounts. Deterioration in the Company's financial services business could have an adverse effect on the Company's business, financial condition and results of operations.

Supplier Arrangements

The Company is dependent on third parties for the manufacturing and supply of the products it sells. The Company places all of its orders for merchandise and food products by purchase order or personal data terminal and does not have any long-term agreements with any manufacturer or supplier. The Company's failure to maintain favourable relationships with manufacturers or suppliers could have an adverse effect on the Company's business, financial condition and results of operations.

Under the Company's alliance initiative, it is outsourcing major buying and distribution activities through partnerships with non-competing retailers and distributors. The benefit is lower product sourcing costs, improved product sourcing knowledge, a reduction in our inventory investment, sales growth and, over the long term, lower overhead expenses. Each alliance the Company enters into requires that it connect effectively with another organization. The cultural, technology and strategic fit with each partner and the disruption created by the transition to each alliance are risks of this initiative. The Company also assumes increased risks as volume of business increases with alliance partners with less direct control over assurance of their performance than internally controlled processes.

Interest Rate and Currency Fluctuations

The Company is exposed to fluctuations in interest rates and currency exchange rates under its borrowings. Through the use of certain financial instruments, US$36 million of the Company's Senior Notes were effectively converted from fixed interest rate debt to floating interest rate debt and US$43 million of the Company's Senior Notes were maintained in US dollar obligations to hedge the Company's investment in AC. Increases in interest rates would increase the Company's cost of borrowing. Interest rate and exchange rate fluctuations are beyond the Company's control and there can be no assurance that such fluctuations will not have a material effect on the Company's business, financial condition and results of operations.

Income Taxes

The Fund and the Company have complex corporate structures and financing arrangements. Provisions for income taxes and filings are based on assumptions that management and its tax advisors believe are appropriate but can be subject to review and challenge by tax authorities in Canada and the United States. Tax audits can be completed for periods of up to six years after the filing of returns. The tax provisions and assumptions may not be adequate if the tax authorities disagree with the positions taken by the Fund and the Company and could result in reassessments of prior years which could have a material adverse effect on the Company's business and consequently the Fund's, financial condition and results of operations. Also see "Risks Relating to the Units – Income Tax Matters" on page 14.

Risks of Refinancing

The Company's Senior Notes, having an aggregate principal amount of US$65 million, with 20% repayable June 15, 2007 and June 15, 2008 and the balance due on June 15, 2009. In addition, the Company's operating lines of credit are renewed annually. There can be no assurance that the Company will be able to refinance such borrowings on favourable terms or at all.

Management of Inventory

Success in the retail industry is dependent upon a company's ability to manage its inventory of merchandise in proportion to the demand for such merchandise. A miscalculation of consumer demand for its products could result in the Company having excess inventory for some products and missed sales opportunities for others. Weak sales and resulting markdowns and/or write-offs could impair the Company's profitability and have a material adverse effect on the Company's business, financial condition and results of operations.

Information Systems

Information systems play an important role in the support of the Company's core business processes, including merchandising, marketing and advertising, logistics, store operations, finance, human resources and store planning. The Company has made significant investments to implement a new point of sale computer system and intends to enhance existing management information systems. The Company's ability to maintain and upgrade its information systems capabilities and to maximize the benefits from corresponding process changes will be important to its future business, financial condition and results of operations.

Dependence on Key Facilities

The Company currently operates two major distribution centres, one in Winnipeg and one in Anchorage. A serious disruption at any of these facilities or those of any of its corporate alliance partners due to fire, tornado or otherwise would have a material adverse effect on the Company's business, financial condition and results of operations.

Leases

The Company owns, directly or indirectly, the land and buildings associated with 129 stores. The remaining stores are generally held under long-term leases. The long-term nature of the leases may limit the Company's ability to respond in a timely manner to changes in the demographic or retail environment at any location.

Crude Oil and Other Energy Prices

Due to the vast geography of the Company's store network, transportation is an important element of its operations. The majority of stores are inaccessible by all-weather roads and the balance is relatively distant from major transportation corridors. As a result, stores are serviced by all available modes of transportation including sealift, barge, trucks including via winter roads, rail and air. In addition, heating costs comprise a relatively significant portion of the Company's general overhead costs. An increase in the price of crude oil and other energy prices would increase the cost of supplying and heating the Company's stores. If these increased costs cannot be passed along to customers, such increases may have an adverse effect on the Company's business, financial condition and results of operations.

SELECTED CONSOLIDATED FINANCIAL INFORMATION OF THE FUND

2004 (52-weeks) compared to 2003 (53-weeks)

In the fiscal year ended, January 29, 2005, sales and other revenue increased to $788.7 million from $782.7 million in the prior fiscal year.

Canadian operations experienced a 2.3% increase with food sales gaining 3.4% and general merchandise sales increasing 0.5%. Revenues from Alaskan operations for the fiscal year ended January 29, 2005 were $158.9 million representing a decrease of 4.9% from $167.1 million in the prior fiscal year.

The Canadian dollar's appreciation versus the U.S. dollar in 2004 reduced sales by $10.9 million.

Earnings

Net earnings were $37.3 million for the fiscal year ended January 29, 2005, compared to $35.7 million in the prior fiscal year. Earnings per Unit on a diluted basis were $2.32 for the fiscal year ended January 29, 2005, compared to earnings per Unit on a diluted basis of $2.22 in the prior fiscal year. Net earnings were negatively impacted by $0.4 million or $0.02 per unit in 2004 due to the stronger Canadian dollar.

Canadian operations generated earnings before interest and taxes ("EBIT") of $42.7 million in the fiscal year ended January 29, 2005, an 8.7% increase compared to $39.3 million in the prior fiscal year. Alaskan operations generated an EBIT of $10.0 million in the fiscal year ended January 29, 2005 compared to $11.2 million in the prior fiscal year. EBIT was negatively impacted by $0.7 million due to a stronger Canadian dollar.

Liquidity and Capital Resources

At the fiscal year ended January 29, 2005, net working capital was $120.2 million representing an increase of 5.7% from $113.7 million at the prior fiscal year end. Accounts receivable of $69.0 million increased 16.2% during the fiscal year ended January 29, 2005. Inventories of $122.0 million in the fiscal year ended January 29, 2005 increased 6.3% from the prior fiscal year. Financing activities during the fiscal year ended January 29, 2005 generated a net cash outflow of $32.5 million compared to $30.4 million last year. Total assets were $413.6 million, up 1.0% from $409.6 million in the prior year. Long-term debt at $88.8 million was down 8.4% from $96.9 million a year earlier due to the repayment of two Alaska loans of $4.5 million and as a result of the weakening of the US dollar during the year which had a favorable impact on US$43.0 million denominated senior notes.

Distributions

Distributions in the amount of $29.1 million were declared during the fiscal year ended January 29, 2005, up from $25.1 million in distributions that were declared a year earlier. In 2003 an extra distribution of $0.34 or $5.5 million was declared.

2003 (53-weeks) compared to 2002 (52-weeks)

In the fiscal year ended, January 31, 2004, sales and other revenue increased to $782.7 million from $749.7 million in the prior fiscal year.

Canadian operations experienced an 8.8% increase with food sales gaining 11.9% and general merchandise sales increasing 2.4%. Revenues from Alaskan operations for the fiscal year ended January 31, 2004 were $167.1 million representing a decrease of 9.2% from $184.0 million in the prior fiscal year.

The Canadian dollar's appreciation versus the U.S. dollars in 2003 reduced sales by $22.1 million.

Earnings

Net earnings were $35.7 million for the fiscal year ended January 31, 2004, compared to $34.5 million in the prior fiscal year. Earnings per Unit on a diluted basis were $2.22 for the fiscal year ended January 31, 2004, compared to earnings per Unit on a diluted basis of $2.14 in the prior fiscal year. Net earnings were negatively impacted by $763,000 or $0.05 per unit in 2003 due to the stronger Canadian dollar.

Canadian operations generated earnings before interest and taxes ("EBIT") of $39.3 in the fiscal year ended January 31, 2004, a 1.3% decrease compared to $40.2 million in the prior fiscal year. Alaskan operations generated an EBIT of $11.2 million in the fiscal year ended January 31, 2004 compared to $9.4 million in the prior fiscal year.

Liquidity and Capital Resources

At the fiscal year ended January 31, 2004, net working capital was $113.7 million representing a decrease of 3.6% from $117.9 million at the prior fiscal year end. Accounts receivable of $59.4 million decreased 8.3% during the fiscal year ended January 31, 2004. Inventories of $114.8 million in the fiscal year ended January 31, 2004 decreased 9.1% from the prior fiscal year. The foreign exchange impact of a stronger Canadian dollar accounts for 2.4% of the inventory decrease. Financing activities during the fiscal year ended January 31, 2004 generated a net cash outflow of $30.4 million compared to $40.7 million last year. Total assets were $409.6 million, down 2.1% from $418.2 million in the prior year. Long-term debt at $96.9 million was down 9.2% from $106.8 million a year earlier, primarily as a result of the weakening of the US$ during the year which had a favorable impact on US$43.0 million denominated senior notes.

Distributions

Distributions in the amount of $25.1 million were declared during the fiscal year ended January 31, 2004 down from $31.4 million in distributions declared a year earlier as 2002 included a special distribution in the amount of $6.3 million that was declared in order to adjust the accumulated declarations of the Fund to the accumulated earnings of the Fund.

2002 compared to 2001

Sales and other Revenue

In the fiscal year ended January 25, 2003, sales and other revenue increased to $749.8 million from $704.0 million in the prior fiscal year.

Canadian operations experienced a 6.3% increase with food sales gaining 7.6% and general merchandise sales increasing 5.4%. Revenues from Alaskan operations for the fiscal year ended January 25, 2003 were $184.0 million representing an increase of 7.2% over $171.7 million in the prior fiscal year.

Earnings

Net earnings were $34.5 million in the fiscal year ended January 25, 2003, compared to $29.0 million in the prior fiscal year. Earnings per Unit on a diluted basis were $2.14 in the fiscal year ended January 25, 2003, compared to earnings per Unit on a diluted basis of $1.95 in the prior fiscal year.

Canadian operations generated earnings before interest and taxes ("EBIT") of $40.2 in the fiscal year ended January 25, 2003, a 2.1% decrease compared to $41.0 million in the prior fiscal year. Alaskan operations generated an EBIT of $9.4 million in the fiscal year ended January 26, 2002 compared to $6.8 million in the prior fiscal year.

Liquidity and Capital Resources

At the fiscal year ended January 25, 2003, net working capital was $117.9 million representing a decrease of 7.8% from $127.9 million (excluding $112.0 million in bonds due in less than one year) at the prior fiscal year. Accounts receivable of $64.8 million decreased 1.8% during the fiscal year ended January 25, 2003. Inventories of $127.4 million in the fiscal year ended January 25, 2003 decreased 5.2% over the prior fiscal year. Financing activities during the fiscal year ended January 25, 2003 generated a net cash outflow of $40.7 million compared to $27.5 million last year. Total assets were $418.2 million down 3.5% from $433.2 million in the prior year. Long-term debt at $106.8 million had increased substantially from $9.6 million from a year earlier, primarily due to $112.0 million in bonds that were maturing within a year and subsequently refinanced with US$65.0 senior notes.

Distributions

Distributions in the amount of $31.4 million were declared during the fiscal year ended January 25, 2003 compared to $21.4 million in distributions declared a year earlier. In 2002, a special distribution in the amount of $6.3 million was declared in order to adjust the accumulated declarations of the Fund to the accumulated earnings of the Fund.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Fund's Management's Discussion and Analysis (MD&A) relating to the Fund's financial statements for the year ended January 29, 2005, which is contained in a separate booklet of the Fund's 2004 Annual Report, is incorporated by reference and forms an integral part of this Annual Information Form. The Fund's 2004 Annual Report and MD&A can be found on www.sedar.ca.

MARKET FOR SECURITIES

Units of the Fund are listed on The Toronto Stock Exchange, trading as NWF.UN. The following table shows the trading prices and the trading volume of units by month for the year.

2004 Trading Price and Volume			
MONTH	**HIGH**	**LOW**	**VOLUME**
Feb-04	$24.99	$23.20	561,942
Mar-04	25.00	24.30	1,490,922
Apr-04	25.25	23.20	659,664
May-04	24.77	23.10	284,443
Jun-04	26.34	24.60	733,800
Jul-04	25.45	23.61	589,278
Aug-04	25.15	23.50	523,946
Sep-04	25.15	24.58	518,913
Oct-04	27.00	24.77	401,115
Nov-04	28.69	26.21	756,966
Dec-04	29.18	27.15	523,232
Jan-05	31.74	28.25	348,373

FUND DISTRIBUTION POLICY

The Declaration of Trust provides that the Trustees may declare payable to the Unitholders, on a quarterly basis, all or any part of the Company's net income (except net income of the Fund which is determined by the Trustees to be required to satisfy any tax liability of the Fund) and net realized capital gains for the period, and that, to the extent not previously declared payable by the Trustees, on December 31 of each year, an amount equal to the Fund's net income (except net income of the Fund which is determined by the Trustees to be required to satisfy any tax liability of the Fund) and net realized capital gains shall be payable automatically. The Fund's distributions generally must be made in cash, but all or part of a distribution may be payable in the form of additional Units where: (i) the Fund does not have cash in an amount sufficient to pay the full amount of the distribution in cash; (ii) cash distributions are not permitted by virtue of subordination agreements made with senior debt holders; or (iii) cash is payable in respect of Units tendered for redemption.

Quarterly cash distributions of $0.47 per Unit are expected for 2005 payable to Unitholders of record at March 31, June 30, September 30 and December 31 and distributable on the fifteenth of the following month.

The Fund's net income to date has been derived primarily from its holding of the Subordinated Notes, which have an aggregate principal amount of $175 million and bear interest at the rate of 12.5% per year, Notes Receivable which have an aggregate principal amount of $30 million and bear interest at the rate of 13.0% per year and dividends from Common Shares of the Company. In 2004, dividends of $3,870,240 were declared by the Company to the Fund and distributed to Unitholders.

The directors of the Company have the discretion, but are not obligated, to distribute available cash by redemption of Preferred Shares or declaration of dividends on the Preferred Shares or Common Shares. In exercising their discretion, it is expected that the directors may consider, among other things: (i) the Company's targeted debt-to-equity ratio; (ii) the Company's debt rating; (iii) the Company's cash flow requirements for expansion and/or acquisition; and (iv) their assessment of the Company's business prospects.

TRUSTEES AND OFFICERS OF THE FUND

The name, municipality of residence, position and principal occupation of the Trustees and Officers of the Fund are as follows:

Name and Municipality of Residence	Trustee Since	Position Held	Principal Occupation
Ian Sutherland Oro Medonte, Ontario	1997	Trustee	Chairman, The North West Company Inc.
Kevin R. Bolt Winnipeg, Manitoba	1997	Trustee	Partner, Aikins, MacAulay & Thorvaldson LLP
David G. Broadhurst Toronto, Ontario	1997	Trustee	President, Poynton Investments Limited
Edward S. Kennedy Winnipeg, Manitoba		President & Chief Executive Officer	President & Chief Executive Officer of the Company
Léo P. Charrière Winnipeg, Manitoba		Executive Vice President, Chief Financial Officer and Secretary	Executive Vice President, Chief Financial Officer and Secretary of the Company
Reinhard Sedlacek Ste. Anne, Manitoba		Treasurer	Director, Planning and Treasury Services of the Company

DIRECTORS AND OFFICERS OF THE COMPANY

The name, municipality of residence, position and principal occupation of each of the Directors and Officers of the Company as at April 22, 2005 are as follows:

Directors

Name and Principal Occupation	Committees	Municipality of Residence	Director Since
Donald A. Beaumont, President Beaumont & Associates	1, 3	Don Mills, Ontario	1996
Frank J. Coleman, President & Chief Executive Officer Coleman Group of Companies	3, 4	Corner Brook, Newfoundland	1999
R.J. (Bob) Kennedy, Chief Executive Officer, WiBand Communications Corp.	2, 3	Winnipeg, Manitoba	2003
Edward S. Kennedy, President and Chief Executive Officer, The North West Company Inc.	-	Winnipeg, Manitoba	1996
Gary J. Lukassen, Corporate Director	2, 3	Mississauga, Ontario	1987
Keith G. Martell, Chairman First Nations Bank of Canada	1, 2	Saskatoon, Saskatchewan	2000
James G. Oborne, Chairman, Westgate Capital Management Corporation	1, 2, 4	Winnipeg, Manitoba	1987
H. Sanford (Sandy) Riley, President and CEO, Richardson Financial Group Limited	1, 2, 4	Winnipeg, Manitoba	2003
Ian Sutherland, Chairman, The North West Company Inc.	-	Oro Medonte, Ontario	1978

[1] Member of Corporate Governance and Nominating Committee
[2] Member of the Audit Committee
[3] Member of the Human Resources and Compensation Committee
[4] Member of the Pension Committee

Declaration of Directors

Subject to the requirements of section 10.2 of Form 51-102F2, the following directors have made the following declarations.

Mr. James G. Oborne was a director and founding member along with five others of Futureview Inc. that went public in January 2001 on the Winnipeg Stock Exchange using its Keystone Company program and subsequently became listed on the TSX – Venture Exchange. The shares were suspended from trading in 2003 due to the Company's failure to complete a required qualifying transaction as required by TSX Venture Exchange policy. The company was wound up in April 2004 after the external public shareholders had been returned 100 percent of their original investment and all corporate liabilities have been paid.

Mr. Gary J. Lukassen has been a director of Stelco Inc from 2002 to present. Stelco Inc. is currently undergoing a court supervised restructuring under the Company Creditors Arrangement Act.

Mr. R.J. (Bob) Kennedy was a director and officer of WIBand Corporation. In Dec 2001 WiBand Communications Corp. was sold to OA Group Inc. an issuer on the TSX Venter Exchange. Shares were exchanged and the shareholders of WiBand Communications Corp. received shares in OA Group Inc. As a condition of the share exchange, Mr. Kennedy was to be included on the management slate of the Board of Directors of OA Group Inc. He was elected to the OA Group Inc. Board on June 20, 2002. Upon seeing the financial condition of OA Group Inc. Mr Kennedy resigned on July 8, 2002. OA Group Inc. went into receivership on July 15, 2002. Mr. Kennedy bought certain assets from the receiver and continues the business under the WiBand name.

The information set forth above, not being within the direct knowledge of management of the Fund, has been provided to the Fund by the persons referenced in the preceding paragraphs.

Officers

Name and Principal Occupation	Municipality of Residence	Officer Since
Ian Sutherland, Chairman of the Board	Oro Medonte, Ontario	1978
Edward S. Kennedy, President and Chief Executive Officer	Winnipeg, Manitoba	1989
Léo P. Charrière, Executive Vice-President, Chief Financial Officer and Secretary	Winnipeg, Manitoba	2003
Carl A. McKay, Executive Vice-President, Northern Canada Retailing	Winnipeg, Manitoba	1998
Kenneth M.Claudel, Vice-President, Logistics and Supply Chain Services	Winnipeg, Manitoba	2002
Scott F. Findlay, Vice-President & General Manager, Food Procurement & Wholesaling	Winnipeg, Manitoba	1999
Leonard G. Flett, Vice-President, Store Development and Public Affairs	Winnipeg, Manitoba	1998
Gerald L. Mauthe, Vice-President, Information Services	Ste. Adolphe, Manitoba	2005
Scott A. McKay, Vice-President & General Manager, Giant Tiger West Retail	Winnipeg, Manitoba	2004
Karen J. Milani, Vice-President, Human Resources	Winnipeg, Manitoba	2000

All of the Trustees and Officers of the Fund and all of the Directors and Officers of the Company have held their present positions or other executive positions with the same or associated firms or organizations during the past five (5) years, except as follows:

Ian Sutherland was President of *MCAP Inc.* from September 1998 to August 2000.

David G. Broadhurst is President of *Poynton Investments Limited*; President and C.O.O. of *Reeve Court Insurance Limited (Bermuda)* from 1998 to 2001; Investment Banker with *First Marathon Securities Limited* from 1996 to 1998. Previously he spent his entire career with *PriceWaterhouse Canada* retiring in 1996 as the Senior Tax Partner. Mr. Broadhurst has been a NWF Trustee since 1997.

Gary J. Lukassen was Executive Vice-President and Chief Financial Officer of the *Hudson's Bay Company (HBC)* from 1989 until his retirement in 2001; Director of the HBC from 1987 to 2001; Senior Vice-President, Finance and Administration of the HBC from 1987 to 1989. Director, Stelco Inc., Abitibi Consolidated Inc. and Spinrite Income Fund. NWC Director since 1987.

H. Sanford Riley is President and C.E.O. of *Richardson Financial Group Limited* since 2003; Chairman of Investors Group Inc. from 2001 to 2003; President and C.E.O. of *Investors Group Inc.* from 1992 to 2001. Chancellor of the *University of Winnipeg*; Chairman, *University of Winnipeg Foundation*. Director, *Molson Coors Brewing Company* and *James Richardson & Sons* affiliated companies. NWC Director since 2003.

Léo P. Charrière became Executive Vice-President, Chief Financial Officer and Secretary effective May 29, 2003. Prior to this appointment Léo was President and CEO of *TruServ Canada Cooperative Inc.*

Kenneth M. Claudel became Vice-President, Logistics and Supply Chain Services effective October 15, 2002. Ken previously held the position of Director, Retail Service Centre and Northcan, responsible for Winnipeg based distribution Centre operations.

Carl A. McKay became Executive Vice-President, Northern Canada Retail on January 21, 2005. Prior to his appointment he held the position of Vice President, General Merchandise Marketing since October 24, 2003 and before that was Vice-President, Sales & Operations, Traders Division.

Scott A. McKay became Vice-President and General Manager, Giant Tiger West Retail on October 19th, 2004 Prior to this appointment Scott was the General Manager of *Plug-Ins Electronix* a Dubai based electronics retailer in the Middle East. His previous background includes Vice President of Retail Operations with *Intrawest Retail Group* in Golden Colorado and General Manager, Western Canada with *Toys R Us Canada.*

Gerry Mauthe joined North West Company on March 21, 2005 as Vice President of Information Services. Prior to this appointment Gerry was the Director / CIO of the Information Technology Group of *TruServ Canada*, a distributor of general merchandise in Winnipeg. His previous background includes various Senior Consultant and Project Manager positions.

The term of office of each of the Trustees of the Fund and the Directors of the Company expires at the next Annual Meeting of the Fund.

Trustees and officers of the Fund and directors and officers of the Company as a group beneficially own, directly or indirectly, or exercise control or direction over 884,172 units or 5.5% of the outstanding Units of the Fund as of the date of this report.

Audit Committee Information

The Audit Committee Charter as approved by the Board of Trustees and the Board of Directors on June 2, 2004 is included in Appendix A. All members of the Audit Committee are independent and financially literate and have the education and experience as shown below which is relevant to their roles as Audit Committee Members. External audit service fees are provided in the table below.

Audit Committee Members

Name and Principal Occupation	Municipality of Residence	Director Since
Gary J. Lukassen, Corporate Director	Mississauga, Ontario	1987
R.J. (Bob) Kennedy, Chief Executive Officer, WiBand Communications Corp.	Winnipeg, Manitoba	2003
Keith G. Martell, Chairman First Nations Bank of Canada	Saskatoon, Saskatchewan	2000
James G. Oborne, Chairman, Westgate Capital Management Corporation	Winnipeg, Manitoba	1987
H. Sanford (Sandy) Riley, President and CEO, Richardson Financial Group Limited	Winnipeg, Manitoba	2003

Gary J. Lukassen, CA retired as Executive Vice-President and Chief Financial Officer, *The Hudson's Bay Company* in March 2001.

R.J. (Bob) Kennedy, B.Sc, is the Chief Executive Officer of *WiBand Communications Corporation*, a position he has held since January 1999. He previously held positions as Worldwide Business Development Executive – *IBM Corporation* – Education and Training in 1998, and Chief Executive Officer – *PBSC Computer Training Centres* in 1991.

Keith G. Martell, CA is the Chairman of the *First Nations Bank of Canada* since 1997; Executive Director of Finance of the *Federation of Saskatchewan Indian Nations* from 1994 to 1997; Chartered Accountant with *KPMG* from 1985 to 1994. Director, *Rupertsland Holdings Inc.*, *Saskatchewan Institute of Applied Sciences and Technology, Public Sector Pension Investment Board of Canada*, *Flying Dust First Nation TLE Trust and Primrose Lake Settlement Trust.*

James G. Oborne, B.A. has 25 years experience as an investment dealer working in research, corporate finance, sales and branch management with two national firms and is the Chairman of the *Westgate Capital Group* and Managing Partner of the *Vision Capital Fund LP* since 1990. Chairman, *Institute of Classical Homeopathy Inc.*, the *University of Winnipeg* Pension Committee. Director, *Jazz Golf Equipment Inc.*, *Faneuil Group Inc.* and *MDS Capital Corporation* . Mr. Oborne is a member four other audit committees, two of which he chairs.

H. Sanford Riley, (Sandy), LL.B is the President and C.E.O. of *Richardson Financial Group Limited.* He previously held positions as Chairman of *Investors Group Inc.* from 2001 to 2003, President and C.E.O. of *Investors Group Inc.* from 1992 to 2001, Chancellor of the *University of Winnipeg*; Chairman, *University of Winnipeg Foundation* and Director, *Molson Coors Brewing Company* and *James Richardson & Sons* affiliated companies.

External Audit Service Fees

Fees paid to the external auditors in the past two years with respect to services provided to the Fund and the Company are:

	2004	2003
Audit fees	$202,427	$199,322
Audit related fees (1)	40,000	2,500
Tax fees (2)	143,950	108,000
Other fees (3)	3,472	8,255
Total	**$389,849**	**$318,077**

1. 2004 & 2003 review procedures for NWF and confirmation of compliance with senior debt covenants.
2. 2004 & 2003 quarterly tax compliance services and tax planning advice.
3. 2004 Canadian Public Accountability Board fees and in 2003, Technical advice.

ADDITIONAL INFORMATION

The Fund will provide to any persons, upon request to the Executive Vice President, Chief Financial Officer and Secretary of the Fund, Gibraltar House, 77 Main Street, Winnipeg, Manitoba, R3C 2R1, when the securities of the Fund are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of the Fund's securities, the following:

(i) one copy of the most recent Annual Information Form of the Fund, together with one copy of any document or the pertinent pages of any document, incorporated by reference into such Annual Information Form;

(ii) one copy of the comparative financial statements of the Fund for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Fund subsequent to the financial statements for its most recently completed financial year;

(iii) one copy of the Information Circular of the Fund in respect of its most recent annual meeting of Unitholders that involved the election of Trustees of the Fund and Directors of the Company, or one copy of any annual filing prepared in lieu of that information circular, as appropriate;

(iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under paragraphs (i), (ii) or (iii) above; and

(v) Additional information relating to the company is on SEDAR at www.sedar.com.

At any other time, one copy of the above documents referred to in paragraphs (i), (ii), (iii) and (iv) shall be provided upon request to the Executive Vice President, Chief Financial Officer and Secretary of the Fund, Gibraltar House, 77 Main Street, Winnipeg, Manitoba, R3C 2R1, provided that the Fund may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Fund.

Additional information including Trustees', Directors' and Officers' remuneration and indebtedness, principal holders of the Fund's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Fund's information circular for its most recent annual meeting of Unitholders that involved the election of Trustees and additional financial information is provided in the Company's comparative financial statements for its most recently completed financial year.

The transfer agent and registrar for the Fund is CIBC Mellon Trust Company, One Lombard Place, Suite 750, Winnipeg, Man. R3B 0X3

The Auditor of the Fund is Price Waterhouse Coopers, Richardson Building, One Lombard Place Winnipeg, Manitoba, R3B 0X6

APPENDIX "A"

NORTH WEST COMPANY FUND

AUDIT COMMITTEE CHARTER

Approved by the Board of Directors and the Board of Trustees on June 2, 2004

TABLE OF CONTENTS

1. Introduction

The Audit Committee will assist the Board and the Trustees in fulfilling their oversight responsibilities. The audit committee will review the integrity of the financial reporting process, the system of internal control and the management of financial risks, the audit process, and the company's process for monitoring compliance with laws and regulations and its own code of business conduct. In performing its duties, the committee will maintain effective working relationships with the board of directors, the trustees, management, and the internal and external auditors. To perform his or her rôle effectively, each committee member will obtain an understanding of the detailed responsibilities of committee membership as well as the company's business, operations, and risks.

2. Establishment

The Audit Committee of the Directors known as the Audit Committee was established in July 1987.

3. Reporting

The Committee shall report to the Board.

4. Composition

The Audit Committee will consist of at least three and no more than six members of the board of directors. The board or its governance committee will appoint committee members and the committee chair.

Each committee member will be both independent and financially literate and at least one member shall have accounting or related financial expertise. For this purpose,"financial literacy" means the ability to read and understand a balance sheet, an income statement and a cash flow statement at the level of complexity of the Company and "accounting or related financial expertise" means the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles.

A majority of Audit Committee members shall constitute a quorum.

5. Appointment

Members of the Audit Committee shall be appointed at the meeting of the Board immediately following the Annual Meeting of Unitholders and shall hold office until the Annual Meeting in the following year, provided that any member may be removed or replaced at any time by the Board and shall in any event cease to be a member of the Committee upon ceasing to be a member of the Board.

6. Vacancies

Where a vacancy occurs at any time in the membership of the Audit Committee, it may be filled by the Board.

7. Chairman

The board shall designate one of the members of the Audit Committee to be Chairman.

If the Chairman of the Audit Committee is not present at any meetings of the Audit Committee, one of the other members of the Audit Committee present at the meeting shall be chosen by the Audit Committee to preside.

The Chairman presiding at any meeting shall have a casting vote.

8. Meetings

The Audit Committee will meet at least four times a year, with authority to convene additional meetings, as circumstances require. All committee members are expected to attend each meeting, in person or via conference call. The committee will invite members of management, auditors or others to attend meetings

and provide pertinent information, as necessary. It will conduct private meetings with auditors and executive sessions. Meeting agendas will be prepared and provided in advance to members, along with appropriate briefing materials. Minutes of the Audit Committee meetings will be prepared.

9. Secretary

The Audit Committee shall appoint a Secretary who need not be a member of the committee.

10. Notice of Meeting

Notice of the time and place of every meeting shall be given in writing or facsimile to each member of the Audit Committee at least seven days prior to the time fixed for such meeting.

In addition to being given to the members, notice of meeting shall also be given to the Chairman, the President & CEO, the CFO, the external auditors and the internal auditor.

A member may in any manner waive notice of a meeting. Attendance of a member at any meeting shall constitute waiver of notice.

11. Quorum

Three members of the Audit Committee, present in person or by telephone, shall constitute a quorum.

12. Attendance

The President and CEO, the CFO, the external auditors and the internal auditor shall, in normal circumstances, be expected to attend.

The Audit Committee may, by specific invitation, have other resource persons in attendance.

The Audit Committee shall have the right to determine who shall and who shall not be present at any time during a meeting of the Audit Committee. It is expected that the Audit Committee will meet with the external auditors at least once each year without the presence of management.

Minutes of Audit Committee meetings shall be sent to all Board Members.

13. Authority

The Audit Committee has authority to conduct or authorize investigations into any matters within its scope of responsibility. It is empowered to:

- Recommend the appointment, compensation, and oversee the work of the external auditors.
- Resolve any disagreements between management and the auditor regarding financial reporting.
- Set a policy that establishes appropriate guidelines for approval of non-audit services to be provided by external auditors.
- If necessary, retain independent counsel, accountants, or others to advise the committee or assist in the conduct of an investigation.
- Seek any information it requires from employees—all of whom are directed to cooperate with the committee's requests—or external parties.
- Meet with Company officers, external auditors, or outside counsel, as necessary.

14. Responsibilities

The committee will carry out the following responsibilities:

(a) Financial Statements

- Review significant accounting and reporting issues, including complex or unusual transactions and highly judgmental areas, tax liabilities and issues, recent professional and regulatory pronouncements, and understand their impact on the financial statements.

- Review with management and the external auditors the results of the audit, including any difficulties encountered.

- Review the annual audited financial statements, and consider whether they are accurate, complete, represent fairly the Company's financial position and performance and are in accordance with GAAP and recommend to the Board of Directors the approval of the financial statements.

- Review other sections of the annual report, related regulatory filings and earnings press releases before release and consider the accuracy and completeness of the information.

- Review with management and the external auditors all matters required to be communicated to the committee under generally accepted auditing standards.

- Understand how management develops interim financial information, and the nature and extent of internal and external auditor involvement.

- Review interim financial reports with management and the external auditors prior to their release, and consider whether they are complete and consistent with the information known to committee members.

(b) Internal Control

- Consider the effectiveness of the Company's internal control system, including information technology security and control.

- Understand the scope of internal and external auditors' review of internal control over financial reporting, and obtain reports on significant findings and recommendations, together with management's responses.

(c) Internal Audit

- Review with management and the Manager, Internal Audit, the mandate, plans, activities, staffing, and organizational structure of the internal audit function.

- Ensure that the internal audit function is structured in a manner that achieves independence.

- Review and concur in the appointment, replacement, or dismissal of the Manager, Internal Audit.

- Review the performance and effectiveness of the internal audit function.

- On a regular basis, meet separately with the Manager, Internal Audit to discuss any matters that the committee or internal audit believes should be discussed privately.

(d) External Audit

- Review the external auditors' proposed audit scope and approach, including coordination of audit effort with internal audit.

- Review the external auditors' qualifications, performance and the firm's internal quality control procedures, and exercise final approval on the appointment or discharge of the auditors.

- Review with the external auditors the quality of the Company's accounting policies.

- Approve the external audit fee.
- Review and confirm the independence of the external auditors by obtaining statements from the auditors on relationships between the auditors and the Company, including non-audit services, and discussing the relationships with the auditors.
- Review any unadjusted errors in the financial statements.
- On a regular basis, meet separately with the external auditors to discuss any matters that the committee or auditors believe should be discussed privately.
- Review with the external auditors Report to Unitholders and letters to management on deficiencies in internal control and other matters of concern and management's response thereto.
- Set clear hiring policies for employees or former employees of the external auditors.
- Pre-approve any non-audit services to be performed by the external auditor and set a fee budget for such services.

(e) Compliance

- Review the effectiveness of the system for monitoring compliance with laws and regulations and the results of management's investigation and follow-up (including disciplinary action) of any instances of noncompliance.
- Review the findings of any examinations by regulatory agencies, and any auditor observations.
- Review the process for communicating the code of conduct to company personnel, and for monitoring compliance therewith.
- Obtain regular updates from management and Company legal counsel regarding compliance matters.
- Reviewing all incidents of fraud, illegal acts and conflict of interest.

(f) Reporting Responsibilities

- Regularly report to the Board about committee activities, issues, and related recommendations.
- Provide an open avenue of communication between internal audit, the external auditors, and the Board.
- Report annually to the unitholders, describing the committee's composition, responsibilities and how they were discharged, and any other information required by rule, including approval of non-audit services.
- Review any other reports the Company issues that relate to committee responsibilities.
- Review annually the Fund's policy on public disclosures.

15. Other Responsibilities

- Perform other activities related to this mandate as requested by the Board.
- Institute and oversee special investigations as needed.
- Review and assess the adequacy of the committee mandate annually, requesting Board approval for proposed changes, and ensure appropriate disclosure as may be required by law or regulation.
- Confirm annually that all responsibilities outlined in this mandate have been carried out.

- Annual assessment to determine how effectively the Committee is meeting its responsibilities.
- Review annually the Company's insurance program.
- Review and approve the procedures for the receipt, retention and treatment of complaints received by the Company or Fund regarding accounting, internal controls or auditing matters, including procedures for employees' confidential anonymous submissions. Ensure that all such complaints are presented to the committee
- Review process followed in CEO/CFO certification of financial statements.

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: North West Company Fund

Participation Fee for the Financial Year Ending: January 29, 2005

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:
Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year ______
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule) X ______
Market value of class or series = ______ ______(A)

(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year) ______(A)

Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): ______(B)
[Provide details of how determination was made.]

(Repeat for each class or series of corporate debt or preferred shares) ______(B)

Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) = ______

Total fee payable in accordance with Appendix A of the Rule ______

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) ______

Total Fee Payable x Number of months remaining in financial year year or elapsed since most recent financial year / 12

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ______

$000's

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit 70,560

Contributed surplus ---

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified

as debt or equity for financial reporting purposes)	165,205
Long term debt (including the current portion)	88,910
Capital leases (including the current portion)	---
Minority or non-controlling interest	---
Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above)	---
Any other item forming part of shareholders' equity and not set out specifically above	1,625
Total Capitalization	326,300
Total Fee payable pursuant to Appendix A of the Rule	$25,000

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x number of months remaining in financial year
year or elapsed since most recent financial year
12

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:
If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):
Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ________

Percentage of the class registered in the name of, or held beneficially by, an Ontario person X ________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ________

Capitalization (add market value of all classes and series of securities) ________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Percentage of the outstanding equity securities registered in the name of, or held beneficially by, an Ontario person X ________

Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year
year or elapsed since most recent financial year
12 ________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

NORTH WEST COMPANY FUND
Gibraltar House, 77 Main Street
Winnipeg, Manitoba R3C 2R1

PROXY

Solicited by the Trustees for the Annual and Special Meeting of Unitholders, June 9, 2005

The undersigned unitholder of North West Company Fund (the "Fund") hereby appoints Ian Sutherland, a Trustee of the Fund, or failing him Kevin Bolt, *a Trustee of the Fund or failing him David Broadhurst, a Trustee of the Fund*, or ____________________ **as proxy**, with power of substitution, to attend, to act, and to vote all trust units of the Fund set forth below (the "Units") for, and on behalf of, the undersigned at the Annual and Special Meeting of Unitholders (the "Meeting") to be held June 9, 2005, at 11:30 a.m. (Winnipeg time) and at any adjournment thereof. The persons above named are specifically directed to vote all Units registered in the name of the undersigned as follows:

(i) For O OR WITHHOLD FROM VOTING FOR O the special resolution to amend the Declaration of Trust to change the number of Trustees to a minimum of seven and a maximum of eleven, with the requirement for nine Trustees to hold office subject to change by Trustee resolution.

(ii) FOR O OR WITHHOLD FROM VOTING FOR O the election of those persons named as proposed Trustees of the Fund to hold office until the next Annual Meeting of the Fund.

(iii) FOR O OR WITHHOLD FROM VOTING FOR O the direction of the Trustees as to the election of Directors of the Company for the ensuing year;

(iv) FOR O OR WITHHOLD FROM VOTING FOR O the special resolution to amend the Declaration of Trust to change the minimum quorum requirements for a meeting of Trustees to a minimum of four Trustees or a majority of Trustees holding office;

(v) FOR O OR WITHHOLD FROM VOTING FOR O the appointment of the auditors of the Fund and the Company named in the Information Circular dated April 22, 2005 and the authorization of the Trustees and Directors to fix their remuneration.

(vi) FOR O OR AGAINST O the ratification, confirmation and approval of the amendment to and extension of the Fund's Unitholder Rights Plan Agreement as set out under "Approval of Amendment to Unitholder Rights Plan" in the Information Circular dated April 22, 2005.

(vii) Or such other business as may properly come before the Meeting

(Unless otherwise indicated, this proxy is to be voted in favour of the special resolution to amend the Declaration of Trust, the election of the proposed Trustees of the Fund, the appointment of the auditors and the ratification, confirmation and approval of the amendment to and extension of the Fund's Unitholder Rights Plan Agreement, as more particularly described in the Information Circular dated April 22, 2005.)

____
UNITHOLDER'S SIGNATURE

Date ____________________, 2005.

Please execute this Proxy as directed in the Information Circular dated April 22, 2005, and return promptly in the enclosed envelope. Reference is made to the *accompanying Information Circular dated April 22, 2005, for further information regarding the completion and use of this Proxy and other information pertaining to* the Meeting.

You have the right to appoint a person other than the persons designated herein to attend and act on your behalf at the Meeting. Such appointment may be made by inserting such person's name in the space provided.